

December 19, 2017

To our Stockholders:

You are invited to attend our annual meeting of stockholders at 9:00 a.m. local time, February 2, 2018, at The Westin Buckhead Atlanta, 3391 Peachtree Road, N.E., Atlanta, GA 30326. Enclosed you will find a meeting notice, a related proxy statement, a proxy or voting instruction card, and our 2017 annual report to stockholders. We encourage you to read the materials and promptly vote your shares whether or not you are able to attend the annual meeting in person.

In the two and a half years since we formed WestRock, we have made remarkable progress toward realizing our vision of becoming the premier partner and unrivaled provider of winning solutions to our customers.

We have pursued our differentiated strategy of delivering winning solutions to our customers and realizing the benefits of our broad product offerings, capabilities and geographic footprint. And this strategy is yielding exceptional results. In fiscal 2017, we generated $14.9 billion of net sales and $1.9 billion of net cash provided by operating activities.

We have transformed our product portfolio to align our resources around our core paper and packaging solutions businesses. In May 2016, we completed the separation of our specialty chemicals business and, in April 2017, we sold our dispensing business for net after-tax proceeds of $1.0 billion. In fiscal 2017, we also made significant progress in monetizing our land and development asset portfolio.

Our financial strength has enabled us to invest in our business to promote long-term value for our stockholders. In fiscal 2017:

- We acquired Multi Packaging Solutions International Ltd. for $2.3 billion. This acquisition improved our position as a provider of differentiated paper and packaging products, and increased our participation in higher growth markets.
- We also acquired U.S. Corrugated Holdings Inc., Hanna Group Pty Ltd and the assets of Island Container Corp. and Star Pizza Box for aggregate consideration of approximately $370 million. These acquisitions allowed us to increase the integration levels in our Corrugated Packaging segment and expand the geographic footprint of our Consumer Packaging segment.

We have continued to execute our merger integration initiatives, which are more important than ever given the inflationary cost environment within which we operate. In fiscal 2017, we captured $361 million of year-over-year productivity improvements and achieved an annualized run rate of syneries and performance improvements of $840 million at September 30, 2017.

Finally, we returned $496 million to our stockholders in fiscal 2017 through dividends and share repurchases. We recently increased our dividend by 7.5%, and we have increased our dividend by 15% over the past two years.

We are excited about the paper and packaging leader we are building and we will look to capitalize on opportunities in 2018 to continue delivering long-term value for our stockholders.

On behalf of our Board of Directors and our 45,000 team members around the world, thank you for your continued support.

Very truly yours,

Steve Voorhees

Steven C. Voorhees
Chief Executive Officer and President

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE: 9:00 a.m., local time, on Friday, February 2, 2018

PLACE: The Westin Buckhead Atlanta, 3391 Peachtree Road, N.E., Atlanta, GA 30326

ITEMS OF BUSINESS:

(1) To elect 12 directors

(2) To hold an advisory vote to approve executive compensation

(3) To approve the WestRock Company Second Amended and Restated Annual Executive Bonus Plan to re-approve the material terms of the plan and the performance goals provided thereunder

(4) To approve the WestRock Company Amended and Restated 2016 Incentive Stock Plan and the performance goals provided thereunder

(5) To ratify the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm

(6) To transact any other business that properly comes before the meeting or any adjournment of the meeting

WHO MAY VOTE: You may vote if you were a holder of our common stock of record on December 6, 2017

DATE THESE PROXY MATERIALS WERE FIRST MADE AVAILABLE ON THE INTERNET: December 19, 2017

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. You should read the entire Proxy Statement carefully before voting.

MEETING INFORMATION

Time and Date	9:00 a.m., Eastern time, on Friday, February 2, 2018
Location	The Westin Buckhead Atlanta, 3391 Peachtree Road, N.E., Atlanta, GA 30326
Record Date	Wednesday, December 6, 2017

MEETING AGENDA

Proposals	Recommendation	Page
Election of 12 Directors	FOR each nominee	5
Advisory Vote to Approve Executive Compensation	FOR	19
Approval of the WestRock Company Second Amended and Restated Annual Executive Bonus Plan	FOR	20
Approval of the WestRock Company Amended and Restated 2016 Incentive Stock Plan	FOR	23
Ratification of Appointment of Ernst & Young, LLC	FOR	53

DIRECTOR NOMINEES

Name	Age	Director Since	Experience	Committee Memberships	Other Public Company Boards
Timothy J. Bernlohr*	58	2015	Managing Member, TJB Management Consulting, LLC	EC, CC**,NCG	3
J. Powell Brown*	50	2015	President and CEO, Brown & Brown, Inc.	AC, FC	1
Michael E. Campbell*	70	2015	Former Chairman, President and CEO, Arch Chemicals, Inc.	CC, NCG	0
Terrell K. Crews*	62	2015	Former Executive Vice President, CFO, Monsanto Corporation	AC, FC	2
Russell M. Currey*	56	2015	President, Boxwood Capital, LLC	AC, FC	0
John A. Luke	69	2015	Non-Executive Chairman, WestRock Company; Former Chairman and CEO, MeadWestvaco Corporation	EC**	3
Gracia C. Martore*	66	2015	Former President and CEO, TEGNA, Inc.	EC, AC**, CC	2
James E. Nevels*§	65	2015	Chairman, The Swarthmore Group	NCG, FC	3
Timothy H. Powers*	69	2015	Former Chairman, President and CEO, Hubbell, Inc.	AC, CC	1
Steven C. Voorhees	63	2015	President and CEO, WestRock Company	EC	1#
Bettina M. Whyte*	68	2015	President/Owner, Bettina Whyte Consultants, LLC	EC, CC, NCG**	0
Alan D. Wilson*	60	2015	Former Chairman and CEO, McCormick & Company, Inc.	NCG, FC**	2

* Denotes Independent Director; ** Denotes Committee Chairman; § Denotes Lead Independent Director
AC = Audit Committee; CC = Compensation Committee; EC = Executive Committee; FC = Finance Committee; NCG = Nominating and Corporate Governance Committee
# Mr. Voorhees' appointment to the board of directors of SunTrust Banks, Inc. is effective January 1, 2018.

GOVERNANCE HIGHLIGHTS

We believe good corporate governance promotes long-term value for our stockholders. The "Board and Governance Matters" section beginning on page 5 describes our corporate governance framework that supports independent oversight and accountability.

Independent Oversight
- 10 of 12 director nominees are independent
- Lead Independent Director
- All independent key committees
- Regular executive sessions of independent directors
- Mandatory retirement age

Accountability
- Annual election of all directors
- Majority voting in uncontested elections
- Annual Board and committee evaluations
- Annual advisory vote on executive compensation
- Stock ownership guidelines
- Over-boarding policy

Stockholder engagement is a key pillar of our corporate governance framework and we are committed to active engagement with our stockholders throughout the year. During 2017, we conducted an outreach program pursuant to which we engaged directly with stockholders representing approximately 34% of our outstanding shares to discuss governance and executive compensation matters, as well as other issues of interest to them. We believe our ongoing engagement with stockholders helps us achieve balanced and appropriate solutions for our stockholders.

PERFORMANCE HIGHLIGHTS AND KEY ACCOMPLISHMENTS

Our fiscal 2017 performance highlights include:

$ 361 Million	$ 496 Million	$1.9 Billion
Of Year-Over-Year Productivity Improvements	Returned to Stockholders Through Dividends and Share Repurchases	Of Net Cash Provided by Operating Activities

Our fiscal 2017 key accomplishments include:

Completed Acquisition of Multi-Packaging Solutions

We successfully completed the acquisition of Multi-Packaging Solutions International Limited ("MPS") for approximately $2.3 billion. The acquisition strengthened our differentiated portfolio of paper and packaging solutions, and allowed us to increase the integration levels in our Consumer Packaging segment.

Deployed Approximately $370 Million to Other Strategic Opportunities

We allocated a portion of our substantial cash flow to other strategic acquisitions. For example, we acquired U.S. Corrugated Holdings, Inc., Hanna Group Pty Ltd and the assets of Island Container Corp. and Star Pizza Box. These acquisitions allowed us to increase the integration levels in our Corrugated Packaging segment and expand the geographic footprint of our Consumer Packaging segment.

Completed Divestiture of Dispensing Business

We successfully completed the divestiture of our dispensing business for approximately $1.0 billion net of tax. The divestiture has allowed us to better focus on our core businesses and markets.

Successfully Refinanced $1.0 billion of Debt

We successfully refinanced $1.0 billion of debt at attractive rates of 3.00% for seven-year senior unsecured notes and 3.375% for ten-year senior unsecured notes.

COMPENSATION HIGHLIGHTS AND ENHANCEMENTS

Our executive compensation program is based on a pay-for-performance model. Eighty-nine percent of targeted total direct compensation for our CEO in fiscal 2017 was at risk, and only 11% of his compensation was fixed, ensuring a strong link between his targeted total direct compensation and our financial and operating results. An average of approximately 76% of targeted total direct compensation for the other NEOs (other than Mr. Shore, who joined us in June 2017 as part of the MPS acquisition) was at risk in fiscal 2017. The allocation of variable target direct compensation for our CEO and other NEOs aligns with our compensation philosophy of motivating our executive officers to achieve our overall performance objectives in the short term and to grow our business to create long-term value for our stockholders.

We made several enhancements to our 2017 executive compensation program to further link the program with our business strategies and the long-term interests of our stockholders. Key enhancements are highlighted below.



What We Did	Why We Did It
• Increased the weighting of the consolidated EBITDA[1] and productivity goals under our annual incentive program	• To maximize EBITDA over the long-term in order to drive stockholder value and realize productivity improvements that will help us realize our synergy and performance improvement goals
• Transitioned from an approximate 75% to130% payout range under our annual incentive program to a more competitive 50% to 200% payout range	• To enhance the reward for outstanding performance and hold executives more accountable for below-target performance, and to conform our practice with the prevalent practice among our peer group
• Used the safety goal as a negative modifier, rather than assigning it a weighting	• To further emphasize safety as a fundamental priority of the Company
• Changed the mix of vehicles in the long-term incentive program by replacing stock options with time-based restricted stock grants and added an additional performance-based stock component based on our achievement of a relative total shareholder return measure	• To better align our executives' and stockholders' interests, leverage more of our long-term incentive mix against our Common Stock price performance and utilize fewer shares

(1) See "Compensation Discussion and Analysis – Compensation Elements – Annual Performance Bonus (STI) – Performance Goals" for the definition of this non-GAAP financial measure and "Other Important Information – Non-GAAP Reconciliations".

We view our executive compensation program as a strategic tool that supports the successful execution of our business strategy. For fiscal 2017, we continued to focus on EBITDA and free cash flow generation, and realizing productivity improvements. Our short-term incentive program placed substantial weight on achieving consolidated EBITDA, segment EBITDA and productivity goals – for example, 90% of our CEO's and CFO's short-term incentive goals were based on the achievement of consolidated EBITDA and productivity goals. Eighty percent of our long-term incentive award value consisted of performance-based stock, of which 50% was based on a cash flow per share measure. See "Compensation Discussion and Analysis – Compensation Elements – Annual Performance Bonus (STI) – Performance Goals" for more information about these financial measures and the weightings we assigned to them within our executive compensation program.

For fiscal 2017, the target opportunity for the consolidated EBITDA and productivity improvements components of our short-term incentive program were $2,347.4 million and $345 million, respectively. In fiscal 2017, we generated consolidated EBITDA of $2,367.7 million and realized $361 million of year-over-year productivity improvements, each of which exceeded the target opportunity of these components of our short-term incentive program and therefore resulted in awards that were greater than the target opportunity for these components of our NEOs' bonuses.

BOARD AND GOVERNANCE MATTERS

ITEM 1. ELECTION OF DIRECTORS

What am I voting on? Stockholders are being asked to elect each of the 12 director nominees named in this Proxy Statement to hold office until the annual meeting of stockholders in 2019 and until his or her successor is elected and qualified

Voting Recommendation: FOR the election of each of the 12 director nominees

Vote Required: A director will be elected if the number of shares voted FOR that director exceeds the number of votes AGAINST that director

GOVERNANCE FRAMEWORK

All of our corporate powers are exercised by or under the authority of our board of directors (the "Board"), and our business and affairs are managed under the direction of the Board, subject to limitations and other requirements in our charter documents or in applicable statutes, rules and regulations, including those of the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE").

Our governance framework supports independent oversight and accountability.

Independent Oversight

- 10 of 12 director nominees are independent
- Lead Independent Director
- All independent key committees
- Regular executive sessions of independent directors
- Mandatory retirement age

Accountability

- Annual election of all directors
- Majority voting in uncontested elections
- Annual Board and committee evaluations
- Annual advisory vote on executive compensation
- Stock ownership guidelines
- Over-boarding policy

Our governance framework is based on the key governance documents listed below, each of which is reviewed by the Board at least annually, except for the Bylaws (as defined below) and certificate of incorporation, which are reviewed periodically:

- Second Amended and Restated Bylaws (the "Bylaws")
- Amended and Restated Certificate of Incorporation
- Corporate Governance Guidelines (the "Guidelines")
- Charters of the Audit Committee, Compensation Committee, Finance Committee and Nominating and Corporate Governance Committee (the "Governance Committee")
- Code of Conduct
- Code of Business Conduct and Ethics for Directors
- Code of Ethical Conduct for CEO and Senior Financial Officers.

Copies of these documents are available on our website, www.westrock.com, or upon written request sent to our Corporate Secretary. The information on our website is not part of this Proxy Statement.

BOARD COMPOSITION

The Board consists of 12 directors, six of whom previously served on the Rock-Tenn Company board of directors and six of whom previously served on the MeadWestvaco Corporation board of directors. RockTenn and MeadWestvaco completed a strategic combination of their businesses on July 1, 2015 (the "Combination").

Director Independence

Under the Guidelines and the corporate governance listing standards of the NYSE (the "NYSE Standards"), the Board must consist of a majority of independent directors. The Board annually reviews director independence under standards set forth in the Guidelines. A director is "independent" under the Guidelines only if he or she satisfies all of the standards for independence regarding directors set forth in (i) the NYSE Standards and other applicable NYSE rules, (ii) final rules and regulations adopted by the SEC and (iii) all other applicable law.

The Board has affirmatively determined that all director nominees, other than Messrs. Luke and Voorhees, are independent. Mr. Luke is not independent because he was an employee of MeadWestvaco immediately prior to the effective date of the Combination. Mr. Voorhees is not independent because he is an employee of WestRock.

In the normal course of business, we purchase products and services from many suppliers and we sell products and services to many customers. In some cases, these transactions occur with companies with which Board members have relationships as directors or executive officers. Board members also have relationships as directors or executive officers with companies that hold or held our securities. For example, the Board considered the aggregate amount of payments made in the ordinary course of business by us to Brown & Brown, Inc. and the aggregate amount of payments received by us from Gannett Company, Inc. and McCormick & Company during the last three years. The Board determined these, and similar, relationships were not material (individually or collectively) for purposes of its affirmative determinations of director independence.

Director Nomination Process

The Governance Committee is responsible for evaluating and recommending candidates for the Board. After completing its evaluation of candidates, the Governance Committee presents its recommendations to the Board for consideration and approval.



| Candidates recommended to Governance Committee | ▶ | Governance Committee considers candidates' qualifications | ▶ | Governance Committee recommends candidates to Board | ▶ | Board determines nominees for election |

The Governance Committee periodically assesses the Board to ensure that it has the right mix of experience, qualifications and skills. To facilitate these assessments, the Governance Committee has developed a matrix to assess the level of experience of each director in certain areas that we consider important in light of our current business strategy and structure. A list of the skills and experiences included in the matrix most recently used by the Governance Committee, along with an indication of how many of the director nominees have the particular skill or experience, appears on page 7. The directors' biographies (beginning on page 8) note each director's relevant experience, qualifications and skills.

> **2017 Governance Enhancement**
> Following an assessment of director experience, qualifications and skills, the Governance Committee enhanced the skills matrix by adding five new skills/experiences.

The Governance Committee also periodically assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If no vacancies are anticipated, the Governance Committee considers the qualifications of incumbent directors. If vacancies arise or are anticipated, it considers various potential director candidates. Candidates may come to the attention of the Governance Committee through current directors, professional search firms and advisors or other persons, including our stockholders. While nominations for director candidates are closed for the Annual Meeting, to recommend a candidate for next year's annual meeting of stockholders, a stockholder must deliver or mail its nomination submission to WestRock Company, 1000 Abernathy Road, Suite 125, Atlanta, Georgia 30328, Attention: Corporate Secretary in accordance with the timing requirements set forth under the Bylaws as specified in "Other Important Information —Stockholder Proposals or Director Nominations for 2019 Annual Meeting".

The Governance Committee evaluates potential candidates against the standards and qualifications set forth in the Guidelines, as well as other relevant factors it deems appropriate. In addition, each candidate must:

- Be free of conflicts of interest and other legal and ethical issues that would interfere with the proper performance of the responsibilities of a director (recognizing that some directors may also be executive officers of the Company).
- Be committed to discharging directors' duties in accordance with the Guidelines and applicable law.
- Be willing and able to devote sufficient time and energy to carrying out the director's duties effectively and be committed to serving on the Board.
- Have sufficient experience to enable the director to meaningfully participate in deliberations of the Board and one or more of its committees, and to otherwise fulfill the director's duties.

The table below lists the skills and experiences that we consider important in light of our current business strategy and structure, along with the number of director nominees who have the particular skill or experience.

Skill/Experience	# of Directors
Global Business Experience to help oversee the management of our global operations.	**9 of 12**
Mergers & Acquisitions Experience to provide insight into developing and implementing strategies for growing our businesses.	**11 of 12**
Financial Expertise to help drive our operating and financial performance.	**9 of 12**
Public Company CEO Experience to help us drive business strategy, growth and performance.	**7 of 12**
Public Company Board Experience to help us oversee an ever-changing mix of strategic, operational and compliance-related matters.	**10 of 12**
Capital Allocation Experience to help us allocate capital efficiently.	**11 of 12**
Paper and Packaging Experience to help us deepen our understanding of the markets within which we compete.	**5 of 12**
Manufacturing Experience to help us drive operating performance.	**10 of 12**
Senior Executive Experience [1] to assist us in analyzing, shaping and overseeing the execution of important operational and policy issues.	**12 of 12**
Technology Experience [1] to assist us as we seek to identify, understand and respond to the impact of technology on our long-term success.	**2 of 12**
Consumer Markets Experience [1] to assist us to better understand and anticipate our customers' needs and the changing dynamics of our industry.	**5 of 12**
Enterprise Risk Management Experience [1] to assist us in our oversight and understanding of significant areas of risk to the enterprise and in implementing appropriate policies and procedures to effectively manage risk.	**11 of 12**
Financial Experience as a CFO or CAO [1] to help us oversee and continuously improve our financial reporting processes.	**3 of 12**

(1) New for 2017.

The Board does not have a specific diversity policy. The Board strives to select candidates for Board membership who represent a mix of diverse experience, background and thought at policy-making levels that are relevant to our activities, as well as other characteristics that will contribute to the overall ability of the Board to perform its duties and meet changing conditions.

Board Refreshment

The Governance Committee regularly considers the long-term composition of the Board and how its members change over time.

In fiscal 2017, the Governance Committee engaged Russell Reynolds Associates, Inc. to provide advisory services related to board refreshment. Russell Reynolds has since interviewed all current directors to capture their perspectives on our culture and the culture of the Board, and to seek their views on the potential skills needed on the Board in the coming years. The Governance Committee will work with Russell Reynolds to evaluate the Board annually to determine gaps and identify which competencies are most needed to support our long-term strategy.

The Board has established a retirement age for directors. Directors must retire when they reach age 72, provided a director may continue to serve until the next annual or special meeting of stockholders at which the director is to be elected after he or she reaches age 72 and, on an exceptional basis, the Board may extend a director's term for a limited period of time.

The Board has not established term limits because it believes that, on balance, term limits would sacrifice the contribution of directors who have been able to develop over a period of time increasing insight into us and our operations. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending his or her nomination for an additional term. In addition, a director who has a significant change in his or her full time job responsibilities must submit a letter of resignation resigning from the Board and each committee on which he or she serves. The submission of a letter of resignation provides an opportunity for the Board to review the continued appropriateness of the director's membership on the Board and each applicable committee under the circumstances.

Majority Voting Standard in Uncontested Elections

Our directors are elected by a majority of the votes cast for them in uncontested elections. If a director does not receive a greater number of "for" votes than "against" votes, then the director must tender his or her resignation to the Board. The Board then determines whether to accept the resignation. Our directors are elected by a plurality vote standard in contested elections.

Over-Boarding Policy

Our directors may not serve on more than four other public company boards, and a director who serves as a CEO must limit his or her other public company directorships to two. None of our director nominees serves on more than three other public company boards.

Director Nominees

After evaluating each director and the composition of the Board, the Governance Committee recommended all of the current directors for election. If elected, each of the 12 nominees will hold office until the next annual meeting of stockholders and until his or her successor is elected and qualified. Each nominee has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted as recommended by the Board to elect substitute nominees recommended by the Board or the Board may allow the vacancy created to remain open until such time as it is filled by the Board, or the Board may determine not to elect substitute nominees and may instead determine to reduce the size of the Board.

Information about the nominees, including information concerning their qualifications for office, is set forth below.

| TIMOTHY J. BERNLOHR

Age:
58

Director Since:
2015

Independent

Committees:
• Compensation
• Executive
• Governance | **Background:**
Mr. Bernlohr served as a director of Smurfit-Stone Container Corporation ("Smurfit-Stone") from 2010 until it was acquired by RockTenn in 2011, and he served as a director of RockTenn from 2011 until the effective date of the Combination when he became a director of the Company. Mr. Bernlohr is the managing member of TJB Management Consulting, LLC, a consultant to businesses in transformation and a provider of interim executive management and strategic planning services. From 1997 to 2005, he served in various executive capacities, including as president and CEO, at RBX Industries, Inc. Prior to joining RBX Industries, Mr. Bernlohr spent 16 years in various management positions with Armstrong World Industries, Inc. | **Key Qualifications and Skills:**
Mr. Bernlohr's experience as a strategic consultant, a director of various publicly traded companies and as the CEO of an international manufacturing company provides him with broad corporate strategy and general business knowledge. | **Other public company boards (3):**
• Atlas Air Worldwide Holdings, Inc.
• Overseas Shipholding Group, Inc.
• International Seaways Inc. | **Other public company boards within five years:**
• Cash Store Financial Services Inc.
• RockTenn
• Chemtura Corporation |

J. POWELL BROWN

Age:
50

Director Since:
2015

Independent

Board Committees:
- Audit
- Finance

Background:
Mr. Brown served as a director of RockTenn from 2010 until the effective date of the Combination when he became a director of the Company. He has served as president of Brown & Brown, Inc. since 2007 and as CEO since 2009. Mr. Brown previously served as a regional executive vice president of the company. From 2006 to 2009, he served on the board of directors of SunTrust Bank/Central Florida, a commercial bank and subsidiary of SunTrust Banks, Inc.

Key Qualifications and Skills:
Mr. Brown's experience as a CEO of a publicly traded insurance services company provides him with broad experience and knowledge of risk management and loss minimization and mitigation, as well as perspective on leadership of publicly traded companies.

Other public company boards (1):
- Brown & Brown, Inc.

Other public company boards within five years:
- RockTenn

MICHAEL E. CAMPBELL

Age:
70

Director Since:
2015

Independent

Board Committees:
- Compensation
- Governance

Background:
Mr. Campbell served as a director of MeadWestvaco from 2001 and its lead independent director from 2007, in each case, until the effective date of the Combination when he became a director of the Company. He served as chairman, president and CEO of Arch Chemicals, Inc. from 1999 to 2011. Mr. Campbell previously served as an executive vice president of Olin Corporation. He was elected chair of the Board of the American Chemistry Council and, subsequently, chair of the Board of the National Association of Manufacturing. President George W. Bush appointed Mr. Campbell to the Advisory Council for Trade Policy and Negotiations, and he was reappointed to the Council by President Barack Obama.

Key Qualifications and Skills:
Mr. Campbell's background, experience and judgment as a CEO of a publicly traded manufacturing company provide him with leadership, business and governance skills, and experience with mergers and acquisitions, as well as public policy issues.

Other public company boards (0):
- None

Other public company boards within five years:
- MeadWestvaco

TERRELL K. CREWS

Age:
62

Director Since:
2015

Independent

Board Committees:
- Audit
- Finance

Background:
Mr. Crews served as a director of Smurfit-Stone from 2010 until it was acquired by RockTenn in 2011, and he served as a director of RockTenn from 2011 until the effective date of the Combination when he became a director of the Company. Mr. Crews served as executive vice president and CFO of Monsanto Company from 2000 to 2009, and as the CEO of Monsanto's vegetable business from 2008 to 2009.

Key Qualifications and Skills:
Mr. Crews' experience as a CFO and executive of a publicly traded company and as a director of other public companies provides him with broad business knowledge and in-depth experience in complex financial matters.

Other public company boards (2):
- Hormel Foods Corporation
- Archer Daniels Midland Company

Other public company boards within five years:
- RockTenn

RUSSELL M. CURREY

Age:
56

Director Since:
2015

Independent

Board Committees:
- Audit
- Finance

Background:
Mr. Currey served as a director of RockTenn from 2003 until the effective date of the Combination when he became a director of the Company. He has served as the president of Boxwood Capital, LLC, a private investment company, since 2013. Mr. Currey worked for RockTenn from 1983 to 2008, and served as executive vice president and general manager of its corrugated packaging division from 2003 to 2008.

Key Qualifications and Skills:
Mr. Currey's experience with RockTenn in a number of leadership roles over a period of 32 years provides him with substantial knowledge of our business, employees and customers.

Other public company boards (0):
- None

Other public company boards within five years:
- RockTenn

JOHN A. LUKE

Age:
69

Director Since:
2015

Non-Executive Chairman

Board Committees:
- Executive

Background:
Mr. Luke served as chairman and CEO of MeadWestvaco from 2002 until the effective date of the Combination when he became a director and the non-executive chairman of the Company. He spent 36 years with MeadWestvaco and its predecessor company, Westvaco Corporation, serving in a variety of positions. From 1996 to 2002, Mr. Luke served as chairman, president and CEO of Westvaco. He has served as a director of FM Global, a mutual insurance company, since 1999.

Key Qualifications and Skills:
Mr. Luke's background, experience and judgment, and his unique knowledge and understanding of MeadWestvaco's operations, provide him with valuable leadership, business and governance skills.

Other public company boards (3):
- The Bank of New York Mellon Corporation
- Timken Company
- Dominion Energy Midstream Partners, L.P.

Other public company boards within five years:
- MeadWestvaco

GRACIA C. MARTORE

Age:
66

Director Since:
2015

Independent

Board Committees:
- Audit
- Compensation
- Executive

Background:
Ms. Martore served as a director of MeadWestvaco from 2012 until the effective date of the Combination when she became a director of the Company. She served as the president and CEO and as a director of TEGNA Inc. (formerly Gannett Co., Inc.) from 2011 to June 2017, and she served as president and COO of Gannett from 2010 to 2011. Ms. Martore also served as Gannett's executive vice president and CFO from 2006 to 2010, its senior vice president and CFO from 2003 to 2006 and in various other executive capacities beginning in 1985. She has served as a director of FM Global since 2005, as a director of The Associated Press since 2013 and as a Trustee of Wellesley College since 2016.

Key Qualifications and Skills:
Ms. Martore's background, experience and judgment as CEO and CFO of a publicly traded company provide her with leadership, business, financial and governance skills.

Other public company boards (2):
- United Rentals, Inc.
- Omnicom Group Inc.

Other public company boards within five years:
- MeadWestvaco
- TEGNA Inc.

JAMES E. NEVELS

Age:
65

Director Since:
2015

Lead Independent Director

Board Committees:
- Finance
- Governance

Background:
Mr. Nevels served as a director of MeadWestvaco from 2014 until the effective date of the Combination when he became a director of the Company. He has served as chairman of The Swarthmore Group, an investment advisory firm, since 1991. Mr. Nevels served as a director of The Hershey Trust Company from 2007 to 2016 and as the lead independent director of The Hershey Company from 2015 to May 2017, and he served as chairman of the company from 2009 to 2015. Mr.Nevels also served as a director of the Federal Reserve Bank of Philadelphia from 2010 to 2015 (and as its chairman from 2014 to 2015) and of MMG Insurance Company, a provider of insurance services.

Key Qualifications and Skills:
Mr. Nevels' background and experience as an investment advisor and board member, chairman and lead independent director of public companies provide him with financial expertise and broad knowledge and perspective on the governance and leadership of publicly traded companies.

Other public company boards (3):
- First Data Corporation
- Alcoa Corporation
- XL Group Ltd.

Other public company boards within five years:
- MeadWestvaco
- The Hershey Company

TIMOTHY H. POWERS

Age:
69

Director Since:
2015

Independent

Board Committees:
- Audit
- Compensation

Background:
Mr. Powers served as a director of MeadWestvaco from 2006 until the effective date of the Combination when he became a director of the Company. He served as chairman of Hubbell Incorporated from 2012 to 2014, as executive chairman, president and CEO from 2004 to 2012, as president and CEO from 2001 to 2004 and as senior vice president and CFO from 1998 to 2001. Mr. Powers is a former director of the National Electrical Manufacturers Association.

Key Qualifications and Skills:
Mr. Powers' background, experience and judgment as a CEO and CFO of a publicly traded manufacturing company provide him with financial expertise and broad leadership, management and governance skills.

Other public company boards (1):
- ITT Corporation

Other public company boards within five years:
- Hubbell Incorporated
- MeadWestvaco

STEVEN C. VOORHEES

Age:
63

Director Since:
2015

President and CEO

Board Committees:
Executive

Background:
Mr. Voorhees served as a director of RockTenn from 2013 until the effective date of the Combination when he became a director of the Company. He served as RockTenn's CEO from 2013 until the effective date of the Combination when he became our president and CEO. Mr. Voorhees served as RockTenn's executive vice president and CFO from 2000 to 2013, chief administrative officer from 2008 to 2013 and president and COO in 2013.

Key Qualifications and Skills:
Mr. Voorhees' experience with RockTenn and his service as our president and CEO provide him with extensive knowledge of our operations, history and culture. The Board also believes Mr. Voorhees' presence on the Board helps provide a unified focus for management to execute our strategy and business plans.

Other public company boards (1):
- SunTrust Banks, Inc. (appointment effective January 1, 2018)

Other public company boards within five years:
- RockTenn

BETTINA M. WHYTE

Age:
68

Director Since:
2015

Independent

Board Committees:
- Compensation
- Executive
- Governance

Background:
Ms. Whyte served as a director of RockTenn from 2007 until the effective date of the Combination when she became a director of the Company. She has been the president and owner of Bettina Whyte Consultants, LLC since 2015. Ms. Whyte served as a managing director and senior advisor at Alvarez and Marsal Holdings, LLC, a world-wide business consulting firm, from 2011 to 2015. She served as chairman of the advisory board of Bridge Associates, LLC, a turnaround, crisis and interim management firm, from 2007 to 2010, as managing director and head of the Special Situations Group of MBIA Insurance Corporation, a provider of credit enhancement services, from 2006 to 2007, and as managing director of AlixPartners, LLC, a business turnaround management and financial advisory firm, from 1997 to 2006. Ms. Whyte has served as a director of Amerisure Insurance since 2002, and she serves as Vice Chairman of the board of trustees of the National Museum of Wildlife Art of the United States.

Key Qualifications and Skills:
Ms. Whyte's roles in the financial and operational restructuring of complex international and domestic businesses, her service as an executive of numerous troubled multinational public and private companies and her past service as a director of other public companies provide her with broad experience with financial and operational issues, as well as with governance issues.

Other public company boards (0):
- None

Other public company boards within five years:
- Annies Inc.
- RockTenn
- AGL Resources Inc.

ALAN D. WILSON

Age:
60

Director Since:
2015

Independent

Board Committees:
- Finance
- Governance

Background:
Mr. Wilson served as a director of MeadWestvaco from 2011 until the effective date of the Combination when he became a director of the Company. He served as chairman of the board of McCormick & Company, Inc. from 2009 to January 2017 and he served as its CEO from 2008 to 2016. Mr. Wilson joined McCormick in 1993 and served in a variety of other positions, including as president from 2007 to 2015, president of North American Consumer Products from 2005 to 2006, president of the U.S. Consumer Foods Group from 2003 to 2005 and vice president — sales and marketing for the U.S. Consumer Foods Group from 2001 to 2003.

Key Qualifications and Skills:
Mr. Wilson's background, experience and judgment as CEO of a publicly traded multinational consumer food company provides him with leadership, market expertise, and business and governance skills.

Other public company boards (2):
- McCormick & Company, Inc.
- T. Rowe Price Group, Inc.

Other public company boards within five years:
- MeadWestvaco

BOARD OPERATIONS

Board Leadership Structure

The Bylaws separate the roles of CEO and non-executive chairman of the Board. Mr. Voorhees serves as our president and CEO. In this role, he has general supervision of our business and affairs, and he is recognized as our leader to business partners, employees, stockholders and other parties. Mr. Luke serves as our non-executive chairman. In this role, he provides oversight, direction and leadership to the Board, and facilitates communication among directors and the regular flow of information between management and directors. In addition, the non-executive chairman:

- serves as the chair of the Executive Committee,
- presides during Board and stockholder meetings, and
- provides input to the Compensation Committee and Governance Committee, as appropriate, with respect to the CEO performance evaluation process, the annual Board performance self-evaluation process and Board succession planning.

Mr. Nevels serves as our lead independent director. The lead independent director is selected from among the directors and serves a one-year term, and no director may serve more than two consecutive terms, unless the Board determines otherwise. The lead independent director:

- presides during all meetings of the Board at which the non-executive chairman is not present, including executive sessions of the independent directors,
- may call meetings of the independent directors,
- serves as a liaison between the non-executive chairman and the independent directors, and
- if requested by a major stockholder, ensures he or she is available for consultation and direct communication.

The Board believes this leadership structure is the most effective for us at this time because it allows our CEO to focus on running our business and combines a strong non-executive chairman and lead independent director to pursue sound governance practices that benefit the long-term interests of our stockholders.

Stockholder Engagement

We conduct stockholder outreach throughout the year to ensure management and the Board understand and consider the issues that matter most to our stockholders. For example, we provide regular updates regarding our performance and strategic actions to the investor community, and we participate in numerous investor conferences, one-on-one meetings, site visits, earnings calls and educational investor and analyst conversations. In fiscal 2016, we engaged a third party to conduct interviews of several large current and prospective stockholders as well as sell-side research analysts in order to better understand the perceptions of WestRock among the investor community. We used the insights derived from these interviews to tailor our outreach efforts in fiscal 2017, which included conducting a governance outreach program pursuant to which we engaged directly with stockholders representing approximately 34% of our outstanding shares. Our general counsel and head of investor relations participated in these meetings and were joined, in certain cases, by our CEO or CFO. Our general counsel reported the results of these meetings to the Board. We believe our ongoing engagement with stockholders helps us achieve balanced and appropriate solutions for our stockholders.

> **2017 Governance Enhancement**
> In fiscal 2017, we conducted a governance outreach program pursuant to which we engaged directly with stockholders representing approximately 34% of our outstanding shares.

Board Committees

The Board assigns responsibilities and delegates authority to its committees, and the committees regularly report on their activities and actions to the Board. The Board has determined that all of the members of each committee (other than the Executive Committee) are "independent" within the meaning of the SEC's regulations, the NYSE Standards and the Guidelines. The purpose and principle responsibilities of each committee are summarized below and set forth in more detail in each committee's (other than the Executive Committee) written charter, which can be found on our website.

AUDIT COMMITTEE

Members:
Gracia C. Martore (Chair)
J. Powell Brown
Terrell K. Crews
Russell M. Currey
Timothy H. Powers

Meetings in Fiscal 2017: 8

Attendance Rate: 96%

* All members meet the independence requirements of Rule 10A-3 of the Exchange Act, the NYSE and the Guidelines and are "financially literate" within the meaning of the NYSE Standards. Each of Ms. Martore and Messrs. Crews and Powers is an "audit committee financial expert" within the meaning of SEC regulations.

Purpose:
- Assists the Board in fulfilling its responsibilities with respect to oversight of:
  - the integrity of our financial statements
  - our system of internal control over financial reporting
  - the performance of our internal audit function
  - our system of compliance with legal and regulatory requirements.
- Oversees the independence, qualifications and performance of our independent auditor.

Principal Responsibilities:
- Directly appoints, compensates, retains and oversees the work of our independent auditor.
- Discusses with management policies with respect to risk assessment and risk management.

COMPENSATION COMMITTEE

Members:
Timothy J. Bernlohr (Chair)
Michael E. Campbell
Gracia C. Martore
Timothy H. Powers
Bettina M. Whyte

Meetings in Fiscal 2017: 5

Attendance Rate: 96%

* All members meet the independence requirements of the NYSE, the Internal Revenue Code of 1986, as amended (the "Tax Code") and the Guidelines, and qualify as a "non-employee director" for purposes of Rule 16b-3(b)(3)(i) of the Exchange Act.

Purpose:
- Assists the Board in fulfilling its responsibilities with respect to compensation of our executives and non-employee directors and oversight of matters relating to our equity compensation and employee benefits plans.

Principal Responsibilities:
- Sets the overall compensation strategy and compensation policies for our executives and non-employee directors.
- Approves corporate goals/objectives relating to CEO compensation, evaluates our CEO's performance and determines/approves our CEO's compensation level.
- Makes recommendations for compensating our non-employee directors.
- Reviews our incentive compensation arrangements to confirm that incentive pay does not encourage inappropriate risk taking.
- Directly appoints, terminates, compensates and oversees the work of its advisors.

EXECUTIVE COMMITTEE

Members:
John A. Luke (Chair)
Timothy J. Bernlohr
Gracia C. Martore
Steven C. Voorhees
Bettina M. Whyte

Meetings in Fiscal 2017: 0

Principal Responsibilities:
Exercises the authority of the Board in managing our business and affairs; however, it does not have the power to (i) approve, adopt or recommend to our stockholders any action or matter (other than the election or removal of directors) that Delaware law requires to be approved by stockholders or (ii) adopt, amend or repeal the Bylaws.

FINANCE COMMITTEE

Members:
Alan D. Wilson (Chair)
J. Powell Brown
Terrell K. Crews
Russell M. Currey
James E. Nevels

Meetings in Fiscal 2017: 4

Attendance Rate: 95%

Purpose
- Assists the Board in fulfilling its responsibilities with respect to overseeing our financial management and resources.

Principal Responsibilities:
- Reviews and recommends capital budgets to the Board for approval.
- Reviews management's assessment of our capital structure, including dividend policies and stock repurchase programs, debt capacity and liquidity.
- Reviews financing and liquidity initiatives proposed by management.

GOVERNANCE COMMITTEE

Members:
Bettina M. Whyte (Chair)
Timothy J. Bernlohr
Michael E. Campbell
James E. Nevels
Alan D. Wilson

Meetings in Fiscal 2017: 4

Attendance Rate: 90%

* All members meet the independence requirements of the NYSE and the Guidelines.

Purpose
- Assists the Board in fulfilling its responsibilities with respect to:
  - identifying and recommending qualified candidates for the Board and its committees
  - overseeing the evaluation of the effectiveness of the Board and its committees
  - reviewing matters on corporate governance, including trends and current practices
  - developing and recommending the Guidelines and other governance policies and procedures.
  - CEO succession

Principal Responsibilities:
- Evaluates and recommends Board candidates.
- Evaluates and recommends changes to the size, composition and structure of the Board and its committees.
- Oversees annual self-evaluation process.

Meeting Attendance

In fiscal 2017, the Board held eight meetings and committees of the Board held a total of 21 meetings. Overall attendance at these meetings was approximately 95%, and each director attended 75% or more of the aggregate of all meetings of the Board and the committees on which he or she served during fiscal 2017. All of our current directors attended the annual meeting of stockholders held on January 27, 2017.

Meetings of Non-Management Directors and Independent Directors

Our non-management directors meet separately from the other directors in regularly scheduled executive sessions in connection with each Board meeting. These meetings are conducted without the presence of management directors or executive officers, unless the non-management directors request the attendance of one or more members of management. At least once a year, and at such other times as may be scheduled by the non-executive chairman or the lead independent director, the independent directors meet separately from the other directors in executive session.

Evaluations

The Board and each committee (other than the Executive Committee) conducts an annual self-evaluation. The Governance Committee oversees the process and the implementation of the annual self-evaluations.

We assess the process of conducting self-evaluations annually and have utilized a variety of methods over the years, including written questionnaires, interviews and group discussions. In fiscal 2017, all directors completed detailed confidential questionnaires to provide feedback on the effectiveness of the Board, the committees and the contributions of individual directors. Topics covered in the questionnaires included, among others, the quality of interaction between the Board and management, the frequency of meetings of the Board, the dynamics and culture of the Board, and the overall effectiveness of the Board. The results of the questionnaires were compiled anonymously by the Secretary in the form of summaries for the Board and each committee. The feedback was reviewed and discussed by the Governance Committee (as it related to both the Board and all committees) and each other committee (as it related to such committee).

Director Orientation and Continuing Education

Each new director participates in an orientation program and receives materials and briefings to acquaint him or her with our business, strategies and policies. Continuing education is provided for all directors through board materials and presentations (including by outside speakers), discussions with management, visits to our facilities and other sources. Certain directors also attend programs focused on topics that are relevant to their duties as a director. We reimburse our directors for the cost of one third-party continuing education program every other year; however, our directors may be reimbursed for the costs of additional programs with the approval of the Chairman of the Governance Committee.

In fiscal 2017, the Board visited our Solvay mill and box plant located in Syracuse, New York and our mill located in Cottonton, Alabama, in each case in connection with meetings held in or near those locations.

Risk Oversight

The Board provides oversight of our risk management process. The Board executes its risk oversight function both as a whole and through delegation to its key committees, each of which meets regularly and reports back to the Board. Each key committee's risk oversight responsibilities are summarized below.

While the Board and its committees oversee risk management, management is charged with managing enterprise risks. The Board recognizes that it is neither possible nor desirable to eliminate all risk. Rather, the Board views appropriate risk taking as essential to our long-term success and seeks to understand and oversee critical business risks in the context of our business strategy, the magnitude of the particular risks and the proper allocation of our risk management and mitigation resources.

We have a robust internal control environment that facilitates the identification and management of risks and regular communications with the Board. The Board and its committees receive regular reports from members of senior management on areas of material risk to us, including operational, financial, strategic, competitive, reputational, legal and regulatory risks, and how those risks are managed. Our general counsel informs each committee and the Board of relevant legal and compliance issues, and each committee also has access to outside counsel when it deems it advisable. Each committee also has the authority to engage independent counsel at our expense as it deems necessary to carry out its duties and responsibilities.

AUDIT COMMITTEE

- Oversees risks related to
  - financial statements
  - financial reporting and disclosure processes
  - financial and other internal controls
  - accounting
  - legal/compliance matters
  - information technology
  - cyber security.
- Oversees the internal audit function.
- Meets separately on a regular basis with representatives of our independent auditing firm and the head of our internal audit department.

COMPENSATION COMMITTEE

- Oversees risk management related to our compensation philosophy and programs.
- Reviews our incentive compensation arrangements to confirm incentive pay does not encourage inappropriate risk taking.

FINANCE COMMITTEE

- Oversees risk management related to our annual capital budget plans and our capital structure.

GOVERNANCE COMMITTEE

- Oversees risk management related to governance policies and procedures, and board organization and membership.

DIRECTOR COMPENSATION

The Compensation Committee is responsible for setting the overall compensation strategy and policies for our non-employee directors and for recommending to the Board the compensation of non-employee directors. Directors who also serve as employees do not receive payment for service as directors.

In making decisions concerning compensation for non-employee directors, the Compensation Committee considers the director compensation practices of peer companies and whether the recommendations align with the interests of our stockholders. The compensation consultant to the Compensation Committee annually analyzes the competitive position of our director compensation program against the peer group used for executive compensation purposes and examines how each element of our director compensation program compares to those for members of the peer group. We seek to align total non-employee director compensation with the approximate median of peer group total director compensation. For fiscal 2017, the Compensation Committee determined that overall compensation for non-employee directors was at or around the peer group average and median. As a result, the Compensation Committee did not make any changes to our director compensation program for fiscal 2017, other than to establish an annual fee of $20,000 for our lead independent director (a position that was created in September 2016).

Compensation for non-employee directors in fiscal 2017 was comprised of the following components:

Component	Compensation ($)
Annual cash retainer	115,000
Annual stock award	130,000
Annual Non-Executive Chairman fee	40,000
Annual Lead Independent Director fee	20,000
Annual Committee chair fees	
Audit Committee	20,000
Compensation Committee	18,500
Finance Committee; Governance Committee	15,000

We paid the following compensation to our non-employee directors for fiscal 2017.

Director Compensation for 2017

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Timothy J. Bernlohr	133,500	129,977	0	263,477
J. Powell Brown	115,000	129,977	0	244,977
Michael E. Campbell	115,000	129,977	0	244,977
Terrell K. Crews	115,000	129,977	0	244,977
Russell M. Currey	115,000	129,977	0	244,977
G. Stephen Felker [1]	9,583	0	0	9,583
L.L. Gellerstedt III [1]	9,583	0	0	9,583
John A. Luke, Jr.	155,000	129,977	0	284,977
Gracia C. Martore	135,000	129,977	0	264,977
James E. Nevels	115,000	129,977	0	244,977
Timothy H. Powers	115,000	129,977	0	244,977
Bettina M. Whyte	130,000	129,977	0	259,977
Alan D. Wilson	130,000	129,977	0	259,977

(1) Messrs, Felker and Gellerstedt retired from the Board at the 2017 annual meeting of stockholders.

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in fiscal 2017, whether or not such fees were deferred. These fees were paid in connection with the annual cash retainer, Mr. Luke's service as our non-executive chairman, Mr. Nevels' service as our lead independent director and Committee Chair annual fees.

The amounts reported in the Stock Awards column reflect the grant date fair value associated with stock awards made in fiscal 2017, calculated in accordance with the provisions of ASC 718. Our non-employee directors received their annual stock award on January 27, 2017. Each non-employee director received 2,411 restricted shares of WestRock common stock, par value $0.01 per share ("Common Stock") or restricted stock units (for those directors who elected to defer their equity awards pursuant to the WestRock Company 2016 Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan")). See "— Deferred Compensation." The number of shares and units associated with this award was determined by dividing the value of the annual stock award by the closing price of Common Stock as reported on the NYSE on the grant date. The annual stock awards vest on the first anniversary of the grant date.

Deferred Compensation

Non-employee directors may elect annually to defer all of their cash compensation and/or equity award pursuant to the terms of the Deferred Compensation Plan. At the director's option, we credit his or her (i) cash deferred account with the cash compensation he or she elected to defer and (ii) stock unit account for each restricted share of Common Stock that he or she elected to defer. The rights of the director in the balance credited to his or her deferred cash account are vested at all times, whereas rights in the balance of the stock unit account vest in accordance with the vesting schedule for the related restricted Common Stock grants. During fiscal 2017, Messrs. Campbell, Powers and Wilson and Ms. Martore deferred both their cash compensation and equity award, and Ms. Whyte deferred only her equity award.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own at least the greater of (i) 5,000 shares of Common Stock or (ii) a number of shares of Common Stock having a value of not less than five times the annual cash retainer. In determining compliance with these guidelines, stock ownership includes vested and unvested restricted stock awards. Directors have five years from the date of their initial election to achieve the targeted level of ownership.

All current directors have achieved the targeted level of ownership.

Our directors are required to retain 50% of the net restricted stock, net of any shares used to satisfy any related tax liability upon vesting, awarded to the individual for a period of two years following the vesting of the restricted stock, or until the individual no longer serves as a director. The retention period does not apply to any shares to the extent the recipient continues to own an amount of Common Stock at least equal to the number of shares required under the preceding sentence, plus a number of shares required to be held under our stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We require that each executive officer, director and director nominee complete an annual questionnaire and report all transactions since the beginning of the last fiscal year that exceed $120,000 in which we were a participant and in which those persons (or their associates or immediate family members) (collectively, "related parties") had or will have a direct or indirect material interest. Management reviews responses to the questionnaires and, if any such transactions are disclosed, the Governance Committee then makes recommendations to the Board with respect to the appropriateness of such transactions. We do not have a formal written policy for approval or ratification of these transactions. Information included in directors' responses to the questionnaires is reviewed annually by the Board for the purpose of assessing independence under the Guidelines, applicable rules and regulations of the SEC and the NYSE Standards, and we review all responses to ensure that any such transactions adhere to the standards set forth above as well as our various codes of conduct. There has not been a transaction during fiscal 2017, and we have no currently proposed transaction, in which we were or are to be a participant, the amount involved exceeds $120,000 and an executive officer, director, director nominee, a beneficial owner of five percent or more of our Common Stock (or any immediate family members of such persons) had or will have a direct or indirect material interest.

COMMUNICATING WITH THE BOARD

Stockholders and other interested parties may communicate with directors (i) by mail at WestRock Company, 1000 Abernathy Road, Suite 125, Atlanta, Georgia 30328 or (ii) by facsimile at (770) 263-4402. Communications intended specifically for our non-executive chairman and other non-management directors should be marked "Attention: Independent Director Communications," while all other director communications should be marked "Attention: Director Communications." Communications regarding accounting, internal accounting controls or auditing matters may be reported to the Audit Committee using the above address and marking the communication "Attention: Audit Committee Communications." Comments may also be delivered by using our website contact form.

COMPENSATION MATTERS

ITEM 2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

What am I voting on? The Board is asking our stockholders to approve, on an advisory basis, the compensation of the named executive officers as disclosed in this Proxy Statement

Voting Recommendation: FOR the proposal

Vote Required: An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

In accordance with SEC rules, our stockholders are being asked to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement. Last year, more than 97% of the votes cast were in favor of approving the compensation of our NEOs.

As described in detail in the Compensation Discussion and Analysis section beginning on page 28, we believe our compensation policies and procedures are competitive, focused on pay-for-performance principles and strongly aligned with the long-term interests of our stockholders. Our executive compensation philosophy is based on the belief that the compensation of our employees, including our NEOs, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. Our objectives include creating a clear path between realized compensation and the successful execution of our business strategy and enhancing each individual executive's performance. We seek to provide an executive compensation package that is driven by our overall financial performance, increased stockholder value, the success of areas of our business directly impacted by the executive's performance and the performance of the individual executive. We view our compensation program as a strategic tool that supports the successful execution of our business strategy.

Our executive compensation program emphasizes long-term incentives over short-term incentives, with a significant portion of total compensation weighted toward equity awards. This approach allows us to align our executives' interests with our stockholders' interests. Our aggregate total stockholder returns for the past three, five and ten fiscal years were 44%, 95% and 419%, respectively. We believe our executive compensation program has been instrumental in helping us to achieve the strong historical financial performance that has driven these returns.

The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this Proxy Statement. Our stockholders have the opportunity to vote for or against, or to abstain from voting on, the following resolution:

> RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers determined by the compensation committee, as described in the Compensation Discussion and Analysis section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement.

Because the required vote is advisory, it will not be binding on the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation decisions.

As announced in the Form 8-K we filed on April 24, 2017, the Board has determined that we will hold say on pay votes on an annual basis. Accordingly, the next such vote will take place at the 2019 annual meeting of stockholders.

ITEM 3. APPROVAL OF THE WESTROCK COMPANY SECOND AMENDED AND RESTATED ANNUAL EXECUTIVE BONUS PLAN TO RE-APPROVE THE MATERIAL TERMS OF THE PLAN AND THE PERFORMANCE GOALS PROVIDED THEREUNDER

What am I voting on? The Board is asking our stockholders to approve the WestRock Company Second Amended and Restated Annual Executive Bonus Plan to re-approve the material terms of the plan and the performance goals provided thereunder

Voting Recommendation: FOR

Vote Required: An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

The Board is asking our stockholders to approve the WestRock Company Second Amended and Restated Annual Executive Bonus Plan (the "Amended STI Plan") and the performance goals provided thereunder in order to re-approve the material terms of the Amended STI Plan so that we can continue to have the ability to pay annual bonuses that are intended to qualify as "performance-based" compensation for purposes of Section 162(m) of the Tax Code ("Section 162(m)").

The Board believes that the Amended STI Plan is integral to our compensation strategies and programs, and allows us to:

- attract and retain key employees,

- provide these individuals with an additional incentive to work to increase the value of our Common Stock, and

- provide annual incentive compensation that is deductible by us for income tax purposes.

BACKGROUND

The Rock-Tenn Company Annual Executive Bonus Plan (the "STI Plan") was originally adopted by RockTenn's compensation committee in 2001 and approved by its stockholders on January 25, 2002. On October 1, 2012, the RockTenn compensation committee approved an amendment and restatement of the STI Plan, the material terms of which were approved by its stockholders on January 25, 2013. On October 26, 2017, the Compensation Committee approved, subject to stockholder approval, the Amended STI Plan to, among other things, replace references to Rock-Tenn Company with references to WestRock Company and change the amount of the bonus cap under the STI Plan from 300% of a participant's base salary to $10 million. In order for payments under the Amended STI Plan to be fully deductible under Section 162(m), the material terms of the Amended STI Plan must be approved by our stockholders at least every five years. Stockholders last approved the material terms of the plan in 2013.

IMPACT OF SECTION 162(M)

Section 162(m) limits the deductibility of compensation of "covered employees" to $1 million per year unless the compensation qualifies as "performance-based." The term "covered employees" includes our CEO and the three other most highly compensated executive officers, other than the CFO, at the end of each calendar year. Cash incentive compensation is considered performance-based if the following four conditions are met:

- the compensation is payable on the attainment of one or more pre-established, objective performance criteria,

- the performance criteria are established by a committee that is comprised solely of two or more outside directors,

- the material terms of the compensation and performance criteria are disclosed to and approved by stockholders before payment, and

- the committee that established the performance criteria certifies that the performance criteria have been satisfied before payment.

The Board is requesting stockholder approval to meet the third requirement listed above. Treasury Regulations under Section 162(m) specify that the material terms are (i) who is eligible to participate in the plan, (ii) the business criteria on which the performance goals will be based and (iii) the maximum amount payable to any participant.

The foregoing summarizes the provisions of Section 162(m) as in effect at the time this Proxy Statement is filed. The proposed Tax Cuts and Jobs Act, if signed into law, may amend Section 162(m) to, among other things, eliminate the performance-nased compensation exception noted above.

SUMMARY OF THE KEY AMENDMENTS INCLUDED IN THE AMENDED STI PLAN

The key terms of the Amended STI Plan, including the business criteria upon which performance measures are based, are substantially the same as those of the STI Plan. Changes that have been made to the STI Plan include:

- references to Rock-Tenn Company have been changed to WestRock Company, and
- the amount of the bonus cap has been changed from 300% of a participant's base salary to $10 million.

SUMMARY OF THE MATERIAL TERMS REQUIRED TO BE APPROVED

Below is a summary of the material terms of the Amended STI Plan required to be approved by our stockholders under Section 162(m). The discussion of the provisions of the Amended STI Plan is qualified in its entirety by reference to the full text of the Amended STI Plan. See Exhibit A.

Administration and Eligibility

The Amended STI Plan is administered by the Compensation Committee, each member of which is an "outside director" within the meaning of Section 162(m). Each of our executive officers, including our CEO, and each of our other employees who the Compensation Committee deems a key employee is eligible to participate in the Amended STI Plan for any fiscal year. Twenty individuals participated in the Amended STI Plan in fiscal 2017 and approximately 20 individuals will be eligible to participate in the Amended STI Plan. The Amended STI Plan is not our exclusive cash-based incentive plan, and the majority of our employees who receive cash-based incentives receive them under other plans sponsored or maintained by us; however, these other plans do not satisfy the performance-based compensation exception under Section 162(m).

Business Criteria upon which Performance Goals are Based

The Compensation Committee will establish performance goals for each participant for each fiscal year no later than 90 days after the beginning of such year based on the business criteria the Compensation Committee deems appropriate under the circumstances. The performance goals for participants may be different, and each participant's performance goals may be based on different business criteria; however, all performance goals will be based on one or more of the following business criteria:

- return over capital costs or increases in return over capital costs
- return on invested capital or increases in return on invested capital
- operating performance or operating performance improvement
- safety record
- customer satisfaction or customer engagement surveys
- total earnings or the growth in such earnings
- consolidated earnings or the growth in such earnings
- earnings per share or the growth in such earnings
- net earnings or income or the growth in such earnings or income
- earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings
- earnings before interest and taxes or the growth in such earnings
- consolidated net income or the growth in such income
- the value of our Common Stock or the growth in such value
- the price of our Common Stock or the growth in such price
- the weight or volume of paperboard or containerboard produced or converted
- return on assets or equity or the growth on such returns
- cash flow or the growth in our cash flow
- total shareholder return or the growth in such return
- expenses or the reduction of expenses
- sales or sales growth
- overhead ratios or changes in such ratios
- expense-to-sales ratios or the changes in such ratios
- economic value added or changes in such value added.

The performance goals for our CEO will be based on criteria related to Company-wide performance while the performance goals for other participants will (as the Compensation Committee deems appropriate) be based on criteria related to Company-wide performance, business-specific or other business-unit specific performance (where the Compensation Committee can apply the business criteria on such basis), department-specific performance, plant or facility-specific performance, personal performance or any combination of these criteria.

A performance goal may be set in any manner determined by the Compensation Committee, including looking to achievement on an absolute or relative basis in relation to peer groups or indices. The Compensation Committee may express any goal in alternatives, or in a range of alternatives, as it deems appropriate or helpful, such as including or excluding (i) any acquisitions or dispositions, restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) any event either not directly related to the operations of our company or not within the reasonable control of our management or (iii) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

The Compensation Committee may amend the Amended STI Plan as it deems necessary or appropriate or terminate the Amended STI Plan if it determines such termination to be in the best interests of the Company.

Limitation on Bonus Amount

The STI Plan stipulated that no participant may receive a bonus for any fiscal year in excess of 300% of the participant's base salary. The Amended STI Plan provides that no participant may receive a bonus for any fiscal year that would exceed $10 million.

Plan Benefits

All future awards under the Amended STI Plan will be made at the discretion of the Compensation Committee. Therefore, we cannot determine future benefits under the Amended STI Plan at this time.

The table below shows the actual bonuses awarded under the STI Plan based on fiscal 2017 performance.

Name and Position	Dollar Value ($)
Steven C. Voorhees President and Chief Executive Officer	1,961,792
Ward H. Dickson Executive Vice President – Chief Financial Officer	699,029
James B. Porter III President – Business Development and Latin America	932,351
Robert A. Feeser President, Consumer Packaging	697,905
Jeffrey W. Chalovich President, Corrugated Packaging	658,982
Marc P. Shore[1] President, Multi Packaging Solutions	196,854
Executive officer group[2]	6,128,365
Non-employee director group	n/a
Non-executive officer employee group[3]	n/a

(1) Reflects bonus awarded under the MPS Stub Plan. See "Compensation Discussion and Analysis – Compensation Elements – Annual Performance Bonus (STI) - MPS Manager Incentive Plan and MPS Stub Plan."

(2) Includes Messrs. Voorhees, Dickson, Porter, Feeser, Chalovich and Shore, and other executive officers.

(3) Annual incentives paid to our non-executives are administered separately from the STI Plan.

ITEM 4. APPROVAL OF THE WESTROCK COMPANY AMENDED AND RESTATED INCENTIVE STOCK PLAN AND THE PERFORMANCE GOALS PROVIDED THEREUNDER

What am I voting on? The Board is asking our stockholders to approve the WestRock Company Amended and Restated Incentive Stock Plan and the performance goals provided thereunder

Voting Recommendation: FOR the proposal

Vote Required: An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

The Board is asking our stockholders to approve the WestRock Company Amended and Restated 2016 Incentive Stock Plan (the "Amended LTI Plan") and the performance goals provided thereunder so that we can continue to have the ability to grant equity awards that constitute "performance-based compensation" for purposes of Section 162(m).

The Board believes that the Amended LTI Plan is integral to our compensation strategies and programs and allows us to:

- attract and retain key employees and non-employee directors,
- provide these individuals with an additional incentive to work to increase the value of our Common Stock,
- provide these individuals with a stake in our future that corresponds to the stake of our stockholders, and
- provide long-term incentive compensation that is deductible by us for income tax purposes.

BACKGROUND

The WestRock Company 2016 Incentive Stock Plan (the "LTI Plan") was originally adopted by the Board on October 30, 2015 and approved by our stockholders on February 2, 2016. On October 27, 2017, the Board approved, subject to stockholder approval, the Amended LTI Plan. Stockholders last approved the material terms of the plan in 2016.

IMPACT OF SECTION 162(M)

Section 162(m) limits the deductibility of compensation of "covered employees" to $1 million per year unless the compensation qualifies as "performance-based." The term "covered employees" includes our CEO and the three other most highly compensated executive officers, other than the CFO, at the end of each calendar year. Cash incentive compensation is considered performance-based if the following four conditions are met:

- the compensation is payable on the attainment of one or more pre-established, objective performance criteria;
- the performance criteria are established by a committee that is comprised solely of two or more outside directors,
- the material terms of the compensation and performance criteria are disclosed to and approved by stockholders before payment; and
- the committee that established the performance criteria certifies that the performance criteria have been satisfied before payment.

The Board is requesting stockholder approval to meet the third requirement listed above. Treasury Regulations under Section 162(m) specify that the material terms are (i) who is eligible to participate in the plan, (ii) the business criteria on which the performance goals will be based and (iii) the maximum amount payable to any participant.

The foregoing summarizes the provisions of Section 162(m) as in effect at the time this Proxy Statement is filed. The proposed Tax Cuts and Jobs Act, if signed into law, may amend Section 162(m) to, among other things, eliminate the performance-based compensation exception noted above.

SUMMARY OF THE KEY AMENDMENTS INCLUDED IN THE AMENDED LTI PLAN

The key terms of the Amended LTI Plan, including the performance measures established thereunder, are substantially the same as those of the LTI Plan. Changes that have been made to the LTI Plan include:

- the maximum amount of annual awards for employees has been increased from $15 million to $25 million (the "Annual Employee Limit") and the maximum amount of annual awards for non-executive directors has been decreased from $15 million to $3 million,

- the Annual Employee Limit will cease to apply if Section 162(m) is amended to eliminate the performance-based compensation exception, as would be the case if the Tax Cuts and Jobs Act, as proposed on the date this Proxy Statement is filed, is enacted,

- the number of shares reserved for issuance has been increased by 2.1 million shares to 11.7 million shares, and

- the term has been extended from February 2, 2026 to February 2, 2028.

SUMMARY OF THE MATERIAL TERMS REQUIRED TO BE APPROVED

Below is a summary of the material terms of the Amended LTI Plan required to be approved by stockholders under Section 162(m), which is qualified in its entirety by reference to the full text of the Amended LTI Plan. See Exhibit B.

Administration and Eligibility

The Amended LTI Plan is administered by the Compensation Committee, each member of which is an "outside director" within the meaning of Section 162(m). The Compensation Committee has the authority to select eligible employees or directors to whom awards may be granted, determine the number of shares covered by those awards and set the terms, conditions and provisions of those awards. In fiscal 2017, we granted awards to approximately 700 employees, including our executive officers, and all non-employee directors (11 individuals) serving at the time of the awards to directors. All non-employee directors and approximately 700 employees will be eligible to receive awards under the Amended LTI Plan.

Performance Goals

Performance goals may relate to:

- return over capital costs or increases in return over capital costs
- return on invested capital or increases in return on invested capital
- operating performance or operating performance improvement
- safety record
- customer satisfaction or customer engagement surveys
- total earnings or the growth in such earnings
- consolidated earnings or the growth in such earnings
- earnings per share or the growth in such earnings
- net earnings or income or the growth in such earnings or income
- earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings
- earnings before interest and taxes or the growth in such earnings
- consolidated net income or the growth in such income
- the value of our Common Stock or the growth in such value
- the price of our Common Stock or the growth in such price
- the weight or volume of paperboard or containerboard produced or converted
- return on assets or equity or the growth on such returns
- cash flow or the growth in our cash flow
- total shareholder return or the growth in such return
- expenses or the reduction of expenses
- sales or sales growth
- overhead ratios or changes in such ratios
- expense-to-sales ratios or the changes in such ratios
- economic value added or changes in such value added.

The Compensation Committee may set performance goals in any manner it determines, including by looking to achievement on an absolute or relative basis in relation to peer groups or indices. The Compensation Committee may also express any goal in alternatives, or in a range of alternatives, such as including or excluding acquisitions or dispositions, restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; any event either not directly related to our operations or not within our management's reasonable control; or the effects of tax and accounting changes in accordance with U.S. generally acceptable accounting principles.

Award Limits

The LTI Plan stipulated that no participant may receive in any calendar year (a) an award of stock options to purchase more than 750,000 shares of Common Stock, or a stock appreciation right with respect to more than 750,000 shares of Common Stock, (b) a stock grant or stock unit grant where the fair market value of the Common Stock that was subject to the grant on the date of the grant exceeds $15 million or (c) a cash bonus incentive in excess of $15 million. The Amended LTI Plan clarifies that the maximum number of shares available under an award will be used to measure the award against the annual award limitations and bifurcates the annual award limitation between employee participants (referred to above as the Annual Employee Limit, which has been increased from $15 million to $25 million) and non-employee director participants (for whom the limit has been decreased from $15 million to $3 million). Award limits in the Amended LTI Plan are subject to the adjustment provisions discussed below.

In addition, the Amended LTI Plan provides that the Annual Employee Limit will cease to apply if Section 162(m) is amended to eliminate the performance-based compensation exception, as would be the case if the Tax Cuts and Jobs Act, as proposed on the date this Proxy Statement is filed, is enacted.

SUMMARY OF AMENDED LTI PLAN

The following summary of the Amended LTI Plan is qualified in its entirety by reference to the full text of the Amended LTI Plan. See Exhibit B.

Award Types

Under the Amended LTI Plan, the Compensation Committee may grant:

- stock options, including incentive stock options intended to qualify for special tax treatment under Section 422 of the Tax Code,
- stock appreciation rights, in tandem with stock options or freestanding,
- stock, which could or could not be subject to issuance or forfeiture conditions,
- stock units, which could or could not be subject to forfeiture conditions, and
- cash bonus incentives.

Shares Available for Issuance

9,600,000 shares were originally reserved for issuance under the LTI Plan. As of September 30, 2017, 6,915,586 shares remained available for future grant. The Amended LTI Plan increases the number of shares reserved for issuance by 2,100,000 shares to 11,700,000 shares.

Shares reserved for issuance under the Amended LTI Plan are reserved from authorized but unissued shares and treasury shares. All shares remain available for issuance under the Amended LTI Plan until issued pursuant to the exercise of an option or stock appreciation right or issued pursuant to a stock grant. Any shares that are forfeited after grant again become available for issuance under the Amended LTI Plan, other than shares that are applied to settle an option, to satisfy a stock grant or withheld to satisfy any tax liability. In the case of stock appreciation rights, the number of shares deemed issued will be equal to the number of shares with respect to which the share appreciation is measured.

On December 15, 2017, the closing price of the Common Stock was $63.11.

Adjustments

In the event the shares of Common Stock are affected by any equity restructuring or change in capitalization of the Company, including spin-offs, stock dividends or splits, large non-reoccurring dividends or rights offerings, or any merger, consolidation, acquisition of property or stock, separation, reorganization, liquidation or other transaction described in Section 424(a) of the Tax Code that did not constitute a change in control, the Compensation Committee will adjust the aggregate number and class of shares which could be distributed under the Amended LTI Plan, the annual grant caps described above and the number, class and price of shares subject to outstanding awards granted under the Amended LTI Plan, as it deems reasonable and equitable to maintain the aggregate intrinsic value of the outstanding grants immediately before any such transaction.

Change in Control

If there is a "change in control" (as defined in the Amended LTI Plan) of the Company and there is no continuation or assumption of an outstanding award that had been made pursuant to the Amended LTI Plan, then the rights of each eligible employee and director in the then outstanding grants under the Amended LTI Plan that were not so continued or assumed will vest 100% on the effective date of the "change in control" and automatically be cancelled in exchange for certain payments as set forth in the Amended LTI Plan.

If there is a "change in control" and the vesting of an outstanding award made pursuant to the Amended LTI Plan was based in whole or in part on the satisfaction of one or more performance conditions that had a "target" level of performance, then the performance "target," or each such performance "target," will be deemed to have been met at 100% of the "target" on the effective date of the "change in control" unless the Compensation Committee determines that the performance level which is reasonably projected to be achieved will exceed 100% of the target performance level (in which event the Compensation Committee would determine the appropriate level of performance with respect to such award) or the related performance measurement period had expired before the effective date of the "change in control".

The general rules set forth above would be applicable except to the extent that there were different, special rules applicable to an eligible employee or an eligible director that were set forth in his or her award certificate or in an eligible employee's employment agreement.

Amendment and Termination

The Board may amend the Amended LTI Plan from time to time to the extent that the Board deems necessary or appropriate, provided no amendment may be made without stockholder approval to the extent approval is required under applicable law and after the date of any change in control that might adversely affect any rights that would otherwise vest.

The Board may suspend the granting of awards under the Amended LTI Plan and terminate the Amended LTI Plan at any time, provided that the Board may not modify, amend or cancel an award made before such suspension or termination unless the participant consents in writing or there is a dissolution or liquidation of the Company or a corporate transaction described in the plan with respect to an adjustment or a change in control (see "Adjustments" and "Change in Control" above).

Life of the Plan

The LTI Plan stipulated that no grants may be made on or after the earlier of February 2, 2026 and the date on which all shares of Common Stock reserved for issuance had been issued or were no longer available for use. Under the Amended LTI Plan, the reference to "February 2, 2026" has been replaced by a reference to "February 2, 2028".

United States Federal Income Tax Consequences

The following discussion is a general summary of the principal U.S. federal income tax consequences under U.S. law relating to awards granted to employees under the Amended LTI Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences. The federal income tax law and regulations are frequently amended, and participants should rely on their own tax counsel for advice regarding federal income tax treatment under the Amended LTI Plan.

Stock Options and Stock Appreciation Rights ("SAR"). The grant of an option or SAR will create no tax consequences for the participant or the Company. A participant will generally have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of an option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. When disposing of shares acquired by exercise of an incentive stock option before the end of the applicable incentive stock option holding periods, the participant generally must recognize ordinary income equal to the lesser of the fair market value of the shares at the date of exercise minus the exercise price or the amount realized upon the disposition of the shares minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of an option (including an incentive stock option for which the incentive stock option holding periods are met) generally will result in only capital gain or loss.

Other Awards. Other awards under the Amended LTI Plan generally will result in ordinary income to the participant at the later of the time of delivery of cash, shares or other property underlying such awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, shares or other awards.

Company Deduction. Except as discussed below, the Company is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with options, SARs or other awards, but not for amounts the participant recognizes as capital gain. Thus, the Company will not be entitled to any tax deduction with respect to an incentive stock option if the participant holds the shares for the incentive stock option holding periods. Our ability to claim a deduction will be contingent on applicable reporting requirements having been met and that the income is not an "excess parachute payment" within the meaning of Section 280G of the Tax Code and is not disallowed by reason of the $1 million limitation on certain executive compensation under Section 162(m).

As described above, the Tax Cuts and Jobs Act, as proposed on the date this Proxy Statement is filed, would eliminate the performance-based compensation exception to Section 162(m), among other changes to Section 162(m), so that we would not be able to claim a deduction with respect to any compensation paid to a "covered employee" in a calendar year that is in excess of $1 million, even if such compensation is considered "performance-based".

Section 409A. Section 409A of the Tax Code provides special tax rules applicable to programs that provide for a deferral of compensation. Failure to comply with those requirements will result in accelerated recognition of income for tax purposes along with an additional 20% penalty tax. The Amended LTI Plan and awards thereunder are intended to be designed and administered so that any awards that are considered to be deferred compensation will not give rise to any negative tax consequences to the recipient under these provisions.

Plan Benefits

All future awards to directors, executive officers and employees will be made at the discretion of the Compensation Committee. Therefore, we cannot determine future benefits under the Amended LTI Plan at this time.

The table below shows the grant date fair values of stock-based awards under the LTI Plan for fiscal 2017 as well as the total number of stock-based awards under the LTI Plan since its adoption, with the fair value of relative total shareholder return-based grants being determined using a Monte Carlo simulation. The aggregate grant date fair values of, and number of shares represented by, performance-based restricted stock assumes target performance. The actual number of shares to be earned, if any, will not be determinable until the end of the performance period.

Name and Position	Dollar Value ($)	Total Number of Shares of Restricted Stock (#) (1)	Number of Shares of Restricted Stock and Options Since Plan Adoption(#)(1)(2)
Steven C. Voorhees Chief Executive Officer and President	8,027,289	143,185	527,551
Ward H. Dickson Executive Vice President and Chief Financial Officer	1,485,060	26,490	109,128
James B. Porter III President, Business Development and Latin America	2,172,986	38,760	148,910
Robert A. Feeser President, Consumer Packaging	1,277,630	22,790	84,121
Jeffrey W. Chalovich President, Corrugated Packaging	1,277,630	22,790	66,251
Marc P. Shore [3] President, Multi Packaging Solutions	3,466,067	60,750	60,750
Executive officer group	19,320,984	343,560	1,106,133
Non-employee director group	1,429,747	26,521	80,017
Non-executive officer employee group	43,627,782	775,340	2,694,695

(1) No associate of any non-employee director or any executive officer has received awards under the LTI Plan.
(2) Reflects an adjustment for the separation of our specialty chemicals business in 2016 and excludes dividend equivalent rights.
(3) Reflects equity awards made in connection with the closing of the MPS acquisition. See "Compensation Discussion and Analysis – Compensation Elements – Long-Term Incentives (LTI)."

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our executive compensation programs and discusses compensation decisions for our NEOs.

EXECUTIVE SUMMARY

We view our executive compensation program as a strategic tool that supports the successful execution of our business strategy.

The Compensation Committee has primary oversight over the design and execution of our executive compensation program. Our program is based on a pay-for-performance model – it uses short-term incentives ("STI") and long-term incentives ("LTI") to drive performance and align our executives' and stockholders' interests. Eighty-nine percent of targeted total direct compensation for our CEO in fiscal 2017 was at risk, and only 11% of his compensation was fixed, ensuring a strong link between his targeted total direct compensation and our financial and operating results. An average of approximately 76% of targeted total direct compensation for the other NEOs (other than Mr. Shore) was at risk in fiscal 2017. The allocation of variable target direct compensation for our CEO and other NEOs aligns with our compensation philosophy of motivating our executive officers to achieve our overall performance objectives in the short-term and to grow the business to create long-term value for our stockholders.

We believe the compensation paid to our NEOs for fiscal 2017 was commensurate with our performance, and that our STI and LTI achieved their goals of motivating and rewarding performance and aligning our executives' and stockholders' interests.

NEOs

Steven C. Voorhees
President and CEO

Ward H. Dickson
Executive Vice President and CFO

James B. Porter III
President, Business Development and Latin America

Robert A. Feeser
President, Consumer Packaging

Jeffrey W. Chalovich
President, Corrugated Packaging

Marc P. Shore*
President, Multi Packaging Solutions

COMPENSATION GOVERNANCE AND PRACTICES

Program Features	Risk Mitigation	Pay-for-Performance
• Independent oversight	• Annual review of compensation plans, policies and practices includes risk assessment	• Variable, or at-risk, pay represented 89% of our CEO's total fiscal 2017 target compensation, and an average of 76% for our other NEOs (other than Mr. Shore)
• Competitive benchmarking	• Anti-hedging/pledging policy	
• Limited perquisites	• Clawback provisions	• No repricing of stock options
	• Stock ownership guidelines and stock retention policy	

SAY ON PAY RESULTS

Prior Year Say on Pay Support

97%

At last year's annual meeting of stockholders, more than 97% of the votes cast were in favor of the advisory vote to approve executive compensation. The Compensation Committee took these results into account by continuing to emphasize our pay-for-performance philosophy utilizing challenging performance measures that provide incentives to deliver value to our stockholders.

---

* Mr. Shore joined us in June 2017 as part of the MPS acquisition. For fiscal 2017, we paid him salary and granted him certain equity awards pursuant to the terms of his employment agreement – see "—Other Compensation Practices and Policies – Employment Agreements and Change in Control Agreements" – and he was eligible to receive bonuses under the MPS Plan (as defined below) and the MPS Stub Plan (as defined below) – see "— Compensation Elements – Annual Performance Bonus (STI) – MPS Manager Incentive Plan and MPS Stub Plan."

COMPENSATION HIGHLIGHTS AND ENHANCEMENTS

We made several enhancements to our 2017 executive compensation program to further link our program with our business strategies and the long-term interests of our stockholders. Key enhancements are highlighted below.



What We Did	Why We Did It
• Increased the weighting of the consolidated EBITDA[(1)] and productivity goals under our annual incentive program	• To maximize EBITDA over the long-term in order to drive stockholder value and realize productivity improvements that will help us realize our synergy and performance improvement goals
• Transitioned from an approximate 75% to130% payout range under our annual incentive program to a more competitive 50% to 200% payout range	• To enhance the reward for outstanding performance and hold executives more accountable for below-target performance, and to conform our practice with the prevalent practice among our peer group
• Used the safety goal as a negative modifier, rather than assigning it a weighting	• To further emphasize safety as a fundamental priority of the Company
• Changed the mix of vehicles in the long-term incentive program by replacing stock options with time-based restricted stock grants and added an additional performance-based stock component based on our achievement of a relative total shareholder return measure	• To better align our executives' and stockholders' interests, leverage more of our long-term incentive mix against our Common Stock price performance and utilize fewer shares

(1) See "– Compensation Elements – Annual Performance Bonus (STI) – Performance Goals" for the definition of this non-GAAP financial measure and "Other Important Information – Non-GAAP Reconciliations".

We view our executive compensation program as a strategic tool that supports the successful execution of our business strategy. For fiscal 2017, we continued to focus on EBITDA and free cash flow generation, and realizing synergy and productivity improvements. Our short-term incentive program placed substantial weight on achieving consolidated EBITDA, segment EBITDA and productivity goals – for example, 90% of our CEO's and CFO's short-term incentive goals were based on the achievement of consolidated EBITDA and productivity goals. Eighty percent of our long-term incentive award value consisted of performance-based stock, of which 50% was based on a cash flow per share measure. See "– Compensation Elements – Annual Performance Bonus (STI) – Performance Goals" for more information about these financial measures and the weightings we assigned to them within our executive compensation program.

For fiscal 2017, the target opportunity for the consolidated EBITDA and synergies and performance improvements components of our short-term incentive program were $2,347.4 million and $345 million, respectively. In fiscal 2017, we generated consolidated EBITDA of $2,367.7 million and realized $361 million of year-over-year productivity improvements, each of which exceeded the target opportunity of these components of our short-term incentive program and therefore resulted in awards that were greater than the target opportunity for these components of our NEOs' bonuses.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

Philosophy and Objectives

Our executive compensation philosophy is based on the belief that the compensation of our employees, including our NEOs, should be set at levels that allow us to attract and retain employees who are committed to achieving high performance and who demonstrate the ability to do so. We seek to provide an executive compensation package that is driven by our overall financial performance, increased stockholder value, the success of areas of our business directly impacted by the executive's performance and the executive's leadership. Core principles of our executive compensation program include:

- Overall compensation must be competitive relative to other comparable organizations in order to attract and retain superior executives.
- A substantial portion of total target direct compensation should be linked to variable, at-risk pay.
- LTI should be used in addition to STI to encourage a focus on long-term strategy and execution.
- Compensation should reflect an employee's level of responsibility and contribution, and the greater the responsibility, the greater the share of an employee's compensation that should be at-risk with respect to performance.
- Equity compensation should be used in addition to cash compensation to align our executives' and stockholders' interests.

Pay-for-Performance

Our executive compensation program is based on a pay-for-performance model. The following graphs illustrate how we used our executive compensation principles in the weighting of the target total direct compensation elements used for fiscal 2017:



CEO
- 11%
- 17%
- 72%

OTHER NEOs
- 24%
- 24%
- 52%

■ Base ■ Bonus ■ LTI

Approximately 89% of targeted total direct compensation for our CEO in fiscal 2017 was at risk, and only 11% of his compensation was fixed, ensuring a strong link between his targeted total direct compensation and our financial and operating results. An average of approximately 76% of targeted total direct compensation for the other NEOs (other than Mr. Shore) was at risk in fiscal 2017.

Effectiveness

Our aggregate total stockholder returns for the past three, five and ten fiscal years were 44%, 95% and 419%, respectively. We believe our executive compensation program has been instrumental in helping us to achieve the strong historical financial performance that has driven these returns.

ADMINISTRATION

Benchmarking

The Compensation Committee reviews competitive market data from a combination of a specific peer group of companies within the paper and packaging industry, as well as other industries, and various published survey data for similarly sized companies or business units in the "non-durable goods manufacturing" sector. In some cases, these surveys include "all manufacturing" or "general industry" data, when non-durable goods manufacturing categories are not available. For fiscal 2017, the Compensation Committee selected a peer group based on the recommendation of its compensation consultant, which considered factors such as revenue size, nature of business, talent market, organizational complexity and location. The fiscal 2017 peer group is identical to the peer group used in fiscal 2016, except that the Compensation Committee removed Graphic Packaging Holding Company from the peer group in order to more closely align the peer group to the peer group median for revenue.

TOTAL STOCKHOLDER RETURN*



419%	95%	44%
10yr	5yr	3yr
2008-2017	2013-2017	2015-2017

* Cumulative stock price appreciation, plus dividends, with dividends reinvested; adjusted to reflect the separation of our specialty chemicals business in 2016 and a stock split in 2014.

The Compensation Committee uses the competitive market data regarding base salary, STI and LTI to assist directors in determining appropriate overall compensation levels, but does not specifically benchmark to particular compensation levels.

The following summarizes the Compensation Committee's approach to the various components of executive compensation for our NEOs relative to the competitive market data for executive talent discussed above:

- Base salary — Salaries are determined based on the executive's responsibilities, performance, experience and the Compensation Committee's judgment regarding competitive requirements and internal equity. The Compensation Committee does not target a specific market data percentile for base salaries. Salaries are individually determined and range broadly among our senior executives.

- STI — STI opportunities are determined based on the executive's individual responsibilities and experience, and are individually set for each executive after reviewing market data. The Compensation Committee does not target a specific market data percentile for STI opportunities. Bonus opportunities range broadly among our executives.

Fiscal 2017 Peer Group

3M Company
Alcoa Inc.
Ball Corporation
Crown Holdings, Inc.
The Goodyear Tire & Rubber Company
International Paper Company
Kimberly-Clark Corporation
Nucor Corporation
Owens-Illinois Inc.
Packaging Corporation of America
Sealed Air Corporation
United States Steel Corporation
Weyerhaeuser Company

- LTI — In setting LTI target award values, the Compensation Committee reviews market levels of LTI awards for the peer group and other competitive market data. The Compensation Committee also reviews the types and mix of LTI instruments used by the peer group. The Compensation Committee does not target a specific market data percentile for LTI target values. Individual LTI awards are based on individual assessments, taking into account the executive's responsibilities, performance, experience and other factors.

While the Compensation Committee reviews competitive market data regarding the various components of compensation for each NEO and certain other executives, the primary data point used to assess executive compensation is target total direct compensation, which is comprised of the target total cash compensation (base salary and target STI opportunity), plus the target value of LTI awards, although the Compensation Committee does not target a specific market data percentile for target total direct compensation. The Compensation Committee has a bias to deliver more performance-based pay, particularly LTI, to deliver competitive pay. Based on our peer group and survey data, in fiscal 2017 the target total direct compensation of our CEO was 101% of the market median, and the target total direct compensation of our other NEOs ranged from 98% to 180% of the market median.

Role of the Compensation Consultant

The Compensation Committee has sole discretion to retain and obtain the advice of a compensation consultant, and is directly responsible for the appointment, termination, compensation and oversight of the work of the compensation consultant. The Compensation Committee retains a compensation consultant to provide objective analysis, advice and information (including competitive market data and compensation recommendations related to our CEO and our other senior executives) to the Compensation Committee. The compensation consultant reports to the chairman of the Compensation Committee and has direct access to the other Compensation Committee members. The compensation consultant attends all significant meetings of the Compensation Committee and also meets with the Compensation Committee in person in executive sessions without management present.

The Compensation Committee retained Korn Ferry Hay Group to serve as its compensation consultant for fiscal 2017. In December 2015, Hay Group, Inc. was acquired by Korn/Ferry International. During fiscal 2016, Korn Ferry provided us with recruiting services (primarily related to the separation of our specialty chemicals business) and training services. We engaged Korn Ferry to provide the recruiting services prior to its merger with Hay Group. We paid Korn Ferry Hay Group $157,040 for rendering executive compensation consulting services in fiscal 2016, and we paid Korn Ferry Hay Group $713,300 for rendering additional services in fiscal 2016. Management approved the additional services in the normal course of business. In connection with retaining Korn Ferry Hay Group to serve as its compensation consultant for fiscal 2017, the Compensation Committee determined that the work of Korn Ferry Hay Group in fiscal 2016 did not raise any conflicts of interest and the Compensation Committee believes the additional services provided by Korn Ferry Hay Group in fiscal 2016 did not impair the objectivity of the advice rendered by Korn Ferry Hay Group to the Compensation Committee on executive and director compensation matters. In making this determination, the Compensation Committee considered the independence of Korn Ferry Hay Group in light of SEC rules and NYSE listing standards.

Role of Management

The Compensation Committee considers input from our CEO in making determinations regarding our overall executive compensation program and the individual compensation of our senior executives, other than our CEO. As part of the annual planning process, our CEO develops targets for our annual bonus program and presents them to the Compensation Committee for consideration, and, based on performance appraisals and information regarding competitive market practices provided by the compensation consultant, recommends base salary adjustments, STI opportunities and LTI levels for our senior executives, other than our CEO. In addition, each year, our CEO presents to the Compensation Committee and the directors his evaluation of each senior executive's contribution and performance over the past year, strengths and development needs and actions, and reviews succession plans for each of our senior executives.

Setting Compensation Levels

After taking into account advice and recommendations from our CEO and the compensation consultant, the Compensation Committee determines what changes, if any, should be made to the executive compensation program and sets the level of compensation for each senior executive with respect to each element of the compensation program. In setting these levels, the Compensation Committee reviews a detailed analysis of each senior executive's annual total direct compensation and the value of benefits under our retirement plans, including with respect to the competitive market data discussed below, and reviews compensation tally sheets with respect to our most senior executives that set forth each element of the executives' compensation and benefits.

COMPENSATION ELEMENTS

We provide a combination of pay elements and benefits to accomplish our executive compensation objectives. STI focus on the performance goals we believe drive stockholder value and for which our executives are responsible. LTI are primarily equity based and include a combination of performance-based restricted stock and time-based restricted stock. We believe LTI are critical in aligning our executives' and stockholders' interests, and creating an effective retention measure. Together, these incentives focus our executives on making decisions that will benefit our stockholders and the price of our Common Stock over the long term.

Our executive compensation program includes the following primary components: base salary, STI, LTI and retirement benefits.

Factors	Base Salary	Annual Performance Bonus (STI)	Performance-Based Stock (LTI)	Time-Based Restricted Stock (LTI)
Form of Compensation	Cash		Equity	
	Fixed	Performance-Based	Performance-Based	Time-Based
Performance Timing	Short-Term Emphasis		Long-Term Emphasis	
Measurement Period	Annual and Ongoing	1 year	Vests at end of 3 year period	Vests at end of 3 year period
Key Performance Metrics Applicable	—	EBITDA and Productivity	Cash Flow Per Share; Relative Total Shareholder Return	Stock price on vest date
Determination of Performance-Based Payouts	—	Formulaic; Negative Discretion	Formulaic; Negative Discretion	—

Base Salary

Base salary is designed to provide competitive levels of compensation to executives based on their responsibilities, performance and experience, in each case in relation to competitive market data. No specific formula is applied to determine the weight of each of these factors. We pay base salaries because they provide a basic level of compensation and are necessary to recruit and retain executives. In fiscal 2017, our CEO's base salary was 92% of the market median, and our NEOs' (other than Mr. Shore) base salaries ranged from 97% to 136% of the market median based on our current peer group and survey data. At lower executive levels, base salaries represent a larger portion of total compensation in accordance with our pay philosophy. At more senior executive levels, a greater portion of overall compensation is progressively replaced with larger variable compensation opportunities. The Compensation Committee has historically followed a policy of primarily using performance bonus awards, rather than base salary to reward outstanding performance. Base salary levels are also important because we generally tie the amount of STI and LTI opportunities and a substantial portion of our retirement benefits to a percentage of each executive's base salary.

The salary adjustments for Messrs. Feeser and Chalovich were made in connection with their promotions in September 2016 to President of our Consumer Packaging segment and President of our Corrugated Packaging segment, respectively, and were effective October 1, 2016. Mr. Shore joined us on June 6, 2017.

NEO	Percentage Increase (%)	2017 Annual Base Salary ($)
Steven C. Voorhees	3.1	1,160,000
Ward H. Dickson	5.1	620,000
James B. Porter III	1.3	785,000
Robert A. Feeser	7.0	600,000
Jeffrey W. Chalovich	13.2	600,000
Marc P. Shore	n/a	750,000

Annual Performance Bonus (STI)

Our annual executive bonus program is designed to motivate senior executives and reward the achievement of specific performance goals that support our business strategy. Annual bonus goals are established for each of the executives who participate in the program, including each of our NEOs. Consistent with our philosophy of paying for performance, our NEO's performance-based compensation rises and falls with our overall performance. The size of the target annual executive bonus program opportunities are designed to provide competitive levels of compensation to executives based upon their experience, duties and scope of responsibilities. Target awards are based on a percentage of the executive's base salary.

The amount actually paid to an executive under the annual executive bonus program is a function of the following variables:

- the executive's target bonus opportunity,

- the goals established by the Compensation Committee for the executive, and

- for each goal, the attainment of minimum achievement levels (threshold), capped by maximum achievement levels, and the Compensation Committee's determination of the extent to which the executive's goals were met.

Awards earned under the annual executive bonus program are contingent upon continued employment with us through the end of the fiscal year (which is our performance period) and are subject to the negative discretion of the Compensation Committee.

Certain STI awards are administered under the STI Plan. We are asking our stockholders to approve the Amended STI Plan. See "Item 3. Approval of the WestRock Company Second Amended and Restated Annual Executive Bonus Plan to Re-Approve the Material Terms of the Plan and the Performance Goals Thereunder."

Performance Goals

For fiscal 2017, the primary performance goals for each of our NEOs (other than Mr. Shore) were:

EBITDA Results

The Compensation Committee again assigned the greatest weighting to the consolidated EBITDA goal and, for fiscal 2017, increased the weighting of the consolidated EBITDA goal for all NEOs, other than Mr. Porter, because it believes maximizing consolidated EBITDA over the long-term will drive stockholder value.

For STI purposes in calculating our consolidated performance and the performance of our Brazil business, our Integrated Consumer segment, our Integrated NA Corrugated Packaging business and MPS, EBITDA is calculated as operating income adjusted to exclude:

- depreciation and amortization
- costs of discontinued operations or closed plants
- certain severance costs
- LIFO expense
- expenses or income from conforming accounting policies or income statement impact from M&A
- acquisition inventory step-up
- expenses from certain litigation
- extraordinary items
- asset impairment charges
- new accounting pronouncements, cumulative effect of accounting changes and prior period accounting errors.

For example, the measurement of threshold, target and maximum EBITDA were adjusted to reflect the sale of our dispensing business and certain acquisitions we completed in fiscal 2017.

In fiscal 2017, the target opportunity for consolidated EBITDA was $2,347.4 million and we generated consolidated EBITDA of $2,367.7 million, which exceeded the target goal set by the Compensation Committee and resulted in awards that were greater than the target opportunity for this component of our NEOs' bonuses.

See "Other Important Information – Non-GAAP Reconciliations".

Productivity Results

For fiscal 2017, the Compensation Committee increased the weighting of the productivity goal for all NEOs, other than Mr. Dickson, because it believes realizing productivity improvements will help us realize our synergy and performance improvement goals.

For STI purposes, the productivity goals are measured based on realized improvements.

For fiscal 2017, the target opportunity for year-over-year productivity improvements was $345 million and we realized $361 million of improvements, which exceeded the target goal and therefore resulted in awards that were greater than the target opportunity for this component of our NEOs' bonuses.

Customer Engagement Survey Results

The Compensation Committee utilized customer engagement ratings as a component of our performance goals because they provide us with an objective measure of how our customers view the quality of our products, the level of our service and the value they receive from conducting business with us. During fiscal 2017, we engaged Gallup, an independent market research firm, to conduct our annual customer engagement surveys, which report on a scale of 1 to 5 with 5 being the most favorable rating.

For fiscal 2017, the Compensation Committee changed the customer engagement goal so that employees would be assessed on consolidated results, rather than the results of individual business segments, in order to support our enterprise sales approach.

In fiscal 2017, we achieved a customer survey result of 4.08, which exceeded the target goal set by the Compensation Committee for the component of our NEOs' annual bonus opportunities related to customer engagement and resulted in awards that were greater than the target opportunity for this component of our NEOs' bonuses.

Safety Results

We place a high value and emphasis on safety. For fiscal 2017, the Compensation Committee utilized the safety goal as a modifier of our overall STI performance by establishing a 5% improvement goal for each of the number of total workers' compensation claims ("TWCC") and the severity of injuries as measured by the number of workdays lost due to injuries ("LWD") compared to the higher of our fiscal 2016 performance or our average performance over the last four years. The objective was to achieve a TWCC of 1.71 and a LWD of 13.05, in each case at the Company level, and failure to achieve the objectives would result in reduced STI payouts of up to 10%.

In fiscal 2017, we achieved a TWCC of 1.72 and a LWD of 10.32. As a result, the bonus payout was not negatively modified.

The fiscal 2017 bonus goals for Messrs. Voorhees and Dickson were based exclusively on consolidated Company measures because their positions had a substantial impact on the achievement of those measures. The fiscal 2017 bonus goals for Messrs. Porter, Feeser and Chalovich were based on a combination of consolidated Company measures (e.g., EBITDA, productivity and customer engagement) and measures focused on the results of the businesses they oversaw (e.g., Brazil EBITDA for Mr. Porter, Integrated Consumer Packaging Segment EBITDA for Mr. Feeser and Integrated North American Corrugated Packaging EBITDA for Mr. Chalovich). Each executive's target bonus amount was set at a certain percentage of his base salary, with payouts of 50% and 200% of that amount for threshold and maximum performance, respectively.

For fiscal 2017, **Mr. Voorhees** was eligible to earn a cash bonus of up to 300% of his fiscal year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	65	1,995,300	2,347,400	2,699,500
Productivity (Realized) – Consolidated Company	25	310,000	345,000	395,000
Customer Engagement– Consolidated Company	10	3.97	4.07	4.17

For fiscal 2017, **Mr. Dickson** was eligible to earn a cash bonus of up to 200% of his fiscal year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	65	1,995,300	2,347,400	2,699,500
Productivity (Realized) – Consolidated Company	25	310,000	345,000	395,000
Customer Engagement – Consolidated Company	10	3.97	4.07	4.17

For fiscal 2017, **Mr. Porter** was eligible to earn a cash bonus of up to 200% of his fiscal year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	45	1,995,300	2,347,400	2,699,500
EBITDA – Brazil [(1)]	20	258,600	304,200	349,800
Productivity (Realized) – Consolidated Company	25	310,000	345,000	395,000
Customer Engagement – Consolidated Company	10	3.97	4.07	4.17

(1) Performance benchmarks are presented in local currency.

For fiscal 2017, **Mr. Feeser** was eligible to earn a cash bonus of up to 200% of his fiscal year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	35	1,995,300	2,347,400	2,699,500
EBITDA – Integrated Consumer Segment	30	688,600	810,100	931,600
Productivity (Realized) – Consolidated Company	25	310,000	345,000	395,000
Customer Engagement – Consolidated Company	10	3.97	4.07	4.17

For fiscal 2017, **Mr. Chalovich** was eligible to earn a cash bonus of up to 200% of his fiscal year-end base salary to the extent we achieved the following goals at or in excess of the maximum performance benchmarks.

Goal	Weight (%)	Performance Benchmarks (in 000s of $ for EBITDA/Productivity)		
		Threshold	Target	Maximum
EBITDA – Consolidated Company	35	1,995,300	2,347,400	2,699,500
EBITDA – Integrated NA Corrugated Packaging	30	1,117,900	1,315,200	1,512,500
Productivity (Realized) – Consolidated Company	25	310,000	345,000	395,000
Customer Engagement – Consolidated Company	10	3.97	4.07	4.17

The Compensation Committee sets performance goals and related performance benchmarks at the beginning of each fiscal year, and as needed to account for changes in the Company after considering management's recommendations, the confidential business plan and the budget for that fiscal year. The Compensation Committee sets the required performance benchmark to achieve a maximum payout for a particular performance goal at ambitious levels that the Compensation Committee believes can only be attained when applicable results are exceptional and justify the higher award payments.

Potential bonus payouts under the STI Plan depend on the level at which the performance benchmarks are achieved as set forth in the table below, based on a percentage of the executive's base salary at the end of the fiscal year. The failure to achieve at least a threshold performance benchmark with respect to a particular bonus goal will result in no payout for that portion of the bonus. The achievement in excess of the maximum performance benchmark with respect to a particular bonus goal will result in a maximum payout for that bonus goal. The achievement in excess of the threshold performance benchmark with respect to a particular bonus goal, but at a level below the maximum performance benchmark, will result in a payout based on straight-line linear interpolation for that bonus goal between the relevant benchmarks.

Performance-Based Payouts

The Compensation Committee is responsible for assessing actual performance relative to performance benchmarks for each goal and, in doing so, determines and certifies the amount of any final bonus payout. For fiscal 2017, the Compensation Committee determined and certified that the NEOs achieved overall performance benchmarks resulting in the executive bonus payout as a percentage of their salaries at the end of the fiscal year or the end of the applicable period set forth by their respective names shown below in the column entitled "Actual 2017 Executive Bonus Payout."

NEO	Payout Based on Achieving Benchmark at Threshold (%)	Payout Based on Achieving Benchmark at Target (%)	Payout Based on Achieving Benchmark at Maximum (%)	Actual 2017 Executive Bonus Payout (%)
Steven C. Voorhees	75	150	300	169
Ward H. Dickson	50	100	200	113
James B. Porter III	50	100	200	119
Robert A. Feeser	50	100	200	116
Jeffrey W. Chalovich	50	100	200	110

MPS Manager Incentive Plan and MPS Stub Plan

Mr. Shore participated in the MPS Manager Incentive Plan (the "MPS Plan") during MPS' fiscal year ended June 30, 2017. The MPS Plan provided for annual, performance-based cash bonuses in the event certain specified MPS and individual measures were achieved. Under the terms of the MPS Plan, Mr. Shore had a target bonus amount equal to $750,000 and awards were based on MPS' adjusted EBITDA as defined in the MPS Plan.

We closed our acquisition of MPS on June 6, 2017. Because the MPS Plan continued to operate through June 30, 2017, the Compensation Committee approved payments under the MPS Plan in fiscal 2017 based on the achievement of goals previously established by the MPS compensation committee.

MPS Plan (in $Millions)				
Goal	Weight (%)	Threshold	Target	Maximum
Adjusted EBITDA —MPS	100	246.0	259.0	284.9
Payout		50%	100%	200%

MPS generated Adjusted EBITDA of $215 million during its fiscal year ended June 30, 2017; therefore, Mr. Shore did not receive a payment under the MPS Plan.

Because we utilize a September 30 fiscal year end and the MPS Plan continued to operate only through June 30, 2017, we implemented a short-term incentive plan for the period July 1, 2017 through September 30, 2017 for MPS employees (the "MPS Stub Plan"). The MPS Stub Plan provided for performance-based cash bonuses in the event certain specified measures were achieved. Under the terms of the MPS Stub Plan, awards paid to Mr. Shore were based on consolidated Company EBITDA and MPS EBITDA.

For the period July 1, 2017 through September 30, 2017, Mr. Shore was eligible to earn a cash bonus of up to $281,250 (representing the pro rata amount of his annual target bonus of $750,000) to the extent we achieved the following goals at or in excess of the maximum performance benchmarks.

MPS Stub Plan (in $Millions)				
Goal	Weight (%)	Threshold	Target	Maximum
EBITDA – MPS	70	60.9	67.7	74.5
EBITDA – Consolidated Company	30	632.0	702.4	772.8

As with STI Plan payments, the Compensation Committee was responsible for assessing actual performance relative to performance benchmarks for each goal under the MPS Stub Plan and, in doing so, determined and certified the amount of any final bonus payout. For purposes of the MPS Stub Plan, MPS generated EBITDA of $69.7 million and we generated consolidated EBITDA of $677.5 million, and the Compensation Committee determined and certified that Mr. Shore achieved overall performance benchmarks resulting in the executive bonus payout as a percentage of his salary at the end of September 30, 2017 set forth below in the column entitled "Actual 2017 Executive Bonus Payout."

NEO	Payout Based on Achieving Benchmark at Threshold (%)	Payout Based on Achieving Benchmark at Target (%)	Payout Based on Achieving Benchmark at Maximum (%)	Actual 2017 Executive Bonus Payout (%)
Marc P. Shore	50	100	150	105

Long-Term Incentives (LTI)

We emphasize long-term variable compensation at the senior executive level over short-term variable compensation because of our desire to reward effective long-term management decision-making and our desire to attract and retain executives who have the potential to positively impact our long-term profitability. Long-term incentives are designed to allow us to focus attention on the successful execution of our long-term business strategy and future returns to our stockholders.

For fiscal 2017, LTI awards consisted primarily of performance-based stock (80% of the award value) – consisting of a cash flow per share measure (50% of the award value) and a relative total shareholder return measure (30% of the award value) – and time-based restricted stock (20% of the award value). We believe that the combination of performance-based restricted stock with time-based restricted stock is a strong at-risk, LTI portfolio that provides strong alignment among our stock price performance, our management team's long-term execution of our strategic plan and the long-term incentive amounts actually realized by our executives.

LTI awards are administered under the LTI Plan. We are asking our stockholders to approve the Amended LTI Plan. See "Item 4. Approval of the WestRock Company Amended and Restated Incentive Stock Plan and the Performance Goals Thereunder."

Timing

While the Compensation Committee may grant LTI awards at any of its scheduled meetings or by unanimous written consent, it generally grants awards for executives at its January or February meeting each year, except for awards related to promotions, new hires or acquisitions. Grants approved during scheduled meetings become effective and are priced as of the date of approval or as of a pre-determined future date based on a date of hire. Grants approved by unanimous written consent become effective and are priced as of a pre-determined future date.

Performance-Based Restricted Stock

Performance-based restricted stock is designed to reward and retain our executives by offering them the opportunity to receive shares of Common Stock upon achieving pre-determined performance criteria. The performance-based restricted stock awards include a service condition and a performance condition. In fiscal 2017, we utilized two performance conditions: one based on our achievement of a certain "cash flow per share" and another based on our achievement of a certain "relative total shareholder return." In each case, performance will be assessed during the three-year period beginning January 1, 2017 and ending on December 31, 2019.

For the cash flow per share-based awards, subject to the satisfaction of the applicable service requirement, the actual number of shares that will vest pursuant to the grants made on February 17, 2017 will be a percentage of the respective target awards based on "cash flow per share" as follows:

Cash Flow Per Share	Percent of Target Award (%)
≥ 6.35	200
≥ 5.40 but < 6.35	100
≥ 3.78 but < 5.40	50
< 3.78	0

Awards for performance between these goal levels will be interpolated on a linear basis; provided performance in excess of the maximum goal level will not result in vesting in excess of 200% of the target award.

"Cash flow per share" is calculated as our "cash flow" (as defined below), divided by three, divided by the average of the "diluted weighted average shares outstanding" during the 12 quarters in the period beginning January 1, 2017 and ending December 31, 2019. The term "cash flow" means our "net cash provided by operating activities," as set forth in our statements of cash flow during the period beginning on January 1, 2017 and ending December 31, 2019; minus the actual amount of "capital expenditures" up to $2.41 billion (and any amount over $2.41 billion in the discretion of the Compensation Committee), as set forth in our statements of cash flow during the period beginning January 1, 2017 and ending December 31, 2019; plus the sum of all cash sources included in the "investing activities" section of our statements of cash flow during the period beginning January 1, 2017 and ending December 31, 2019, but excluding any cash acquired in a merger (provided the Compensation Committee may limit cash sources to $100 million in any year); plus the after-tax impact of integration and restructuring costs related to the Combination, including costs related to the separation of our specialty chemicals business, the sale of our dispensing business and the monetization of our land and development portfolio, as well as costs incurred in connection with the provision of services under the transition services agreement with the purchaser of our dispensing business; plus any payments made in connection with the cash settlement of any opening balance sheet liabilities related to costs of mergers and acquisitions recorded on the books of the acquired or merged entities; plus 25% (or our actual ownership percentage, if different than 25%) of the net income of our joint venture with Grupo Gondi; plus the after-tax impact of any cash payments relating to any multi-employer pension plan, other than normal pension contributions; plus any cash tax consequences arising from the prepayment of the Plum Creek Timber Note Holdings notes receivable or notes payable, plus any cash payments made in connection with certain claims and litigation.

For the relative total shareholder return-based awards, subject to the satisfaction of the applicable service requirement, the actual number of shares that will vest pursuant to the grants made on February 17, 2017 will be a percentage of the respective target awards based on "relative total shareholder return" as follows:

Relative Total Shareholder Return	Percent of Target Award (%)
≥ 75th percentile	200
≥ 50th percentile but < 75th percentile	100
≥ 30th percentile but < 50th percentile	50
< 30th percentile	0

Awards for performance between these goal levels will be interpolated on a linear basis; provided performance in excess of the maximum goal level will not result in vesting in excess of 200% of the target award. Payouts under this performance measure are capped at target if our relative total shareholder return is negative over the performance period.

"Total Shareholder Return" is calculated using the average of our Common Stock price for the 20 trading days prior to the start of the January 1, 2017 through December 31, 2019 performance period (with the 20-day period ending on December 31, 2016 for the initial period and on December 31, 2019 for the ending period) compared to the common stock price of companies included in a comparator group using an identical calculation, provided that in all cases, dividends paid to stockholders during the performance period will be calculated in the results as a reinvestment on the ex-dividend date closing price.

The performance-based stock granted in fiscal 2017 is scheduled to vest on February 17, 2020 and provides for (i) dividend equivalent rights to be credited to the recipient prior to vesting, (ii) early vesting in the event of a change in control and (iii) no voting rights prior to vesting.

Stock Options

Stock options are granted at fair market value, and have a three-year vesting period and a 10-year term. Although stock options have been awarded in the past, the Compensation Committee did not not award them in fiscal 2017.

Time-Based Restricted Stock

For fiscal 2017, 20% of target long-term incentive compensation value was awarded in the form of time-based restricted stock. The Compensation Committee approves a dollar value for these awards and we determine the number of restricted stock equal to that value. The economic value calculated for each award is based on the grant date stock price for restricted stock. The time-based restricted stock typically vests on the third anniversary of the grant date.

In connection with the closing of our acquisition of MPS, the Compensation Committee granted Mr. Shore an award of 43,421 shares of restricted stock, representing the conversion of restricted stock awards that were (a) not subject to performance-based vesting conditions, (b) granted pursuant to MPS plans and (c) outstanding immediately prior to the closing of the acquisition, as adjusted for the exchange ratio defined in the definitive acquisition agreement. These awards are subject to the same terms and conditions applicable to the awards prior to closing of the acquisition. In addition, the Compensation Committee granted Mr. Shore an award of (i) 43,055 shares of restricted stock that will vest in equal installments on the first, second and third anniversaries of the merger date, (ii) 3,540 shares of restricted stock that will cliff vest on the third anniversary of the grant date and (iii) 14,155 shares of restricted stock (at target) that will vest on February 17, 2020. These awards are subject to a performance condition that Mr. Shore remain employed by us on the applicable vesting date. In all cases, the shares of restricted stock represent a contingent right to receive one share of Common Stock.

Fiscal 2017 LTI Awards

The Compensation Committee made the following LTI grants to our NEOs in fiscal 2017.

NEO	Performance Shares (Target Award) – Number of Restricted Shares (#)	Time-Based Restricted Stock – Number of Shares (#)
Steven C. Voorhees	114,550	28,635
Ward H. Dickson	21,190	5,300
James B. Porter III	31,010	7,750
Robert A. Feeser	18,230	4,560
Jeffrey W. Chalovich	18,230	4,560
Marc P. Shore[1]	14,155	46,595

(1) Reflects awards made to Mr. Shore in connection with our acquisition of MPS and pursuant to the terms of Mr. Shore's employment agreement.

Retirement Benefits

We provide certain retirement benefits to our NEOs in order to provide financial security in retirement and to attract and retain high quality senior executives. See "Executive Compensation Tables — Retirement Plans" for more information.

Other Benefits

Perquisites are not a significant element of our executive compensation program. We have reimbursed Mr. Porter with respect to his automobile allowance. We do not reimburse our NEOs for club memberships or provide tax gross-up payments (other than for Mr. Porter with respect to his automobile allowance). Certain perquisites are provided that enable our NEOs to perform their responsibilities more efficiently. For example, Messrs. Voorhees and Porter may use our airplanes for business and limited personal use. This perquisite helps keep them more secure, ensures their quick availability for Company matters and permits them to work on Company business without distractions. We believe that the benefit to us of providing this perquisite outweighs the costs to the Company.

OTHER COMPENSATION PRACTICES AND POLICIES

Officer Stock Ownership and Retention Requirements

Certain of our executives, including our NEOs, are expected to meet or exceed specified levels of Common Stock ownership in order to align their interests with those of our stockholders. The Board has established the following ownership guidelines:

Position	Target Ownership
Chief Executive Officer	6 times base salary
Other Designated Executives	3 times base salary

In determining compliance with these guidelines, stock ownership includes shares owned outright, vested or unvested stock grants, stock unit grants or deferred stock units, and shares held in trust for the benefit of the individual. Executives have five years from the date of their designation to achieve the targeted level of ownership. All of our NEOs have achieved the targeted level of ownership.

Certain of our executives, including our NEOs, are required to retain 50% of the net restricted stock awarded to the individual, net of any shares used to satisfy any related tax liability upon vesting, for a period of two years following the vesting of the restricted stock or until the individual no longer serves as an employee. The retention period does not apply to any shares to the extent the recipient continues to own an amount of Common Stock at least equal to the amount of shares required under the preceding sentence, plus the amount of shares required to be held under our stock ownership guidelines.

Anti-Hedging/Anti-Pledging Policy

We maintain a policy that prohibits our directors and officers who are subject to the reporting requirements of Section 16 of the Exchange Act, members of our leadership team and other designated employees from (i) holding Common Stock in margin accounts, (ii) pledging Common Stock as collateral for a loan, (iii) trading in options, warrants, puts, calls or similar instruments on our Common Stock or (iv) short selling Common Stock.

Clawback Provisions

The Compensation Committee has adopted clawback provisions that apply to awards made to our NEOs pursuant to our annual executive bonus program and incentive stock plans that allow us to recapture amounts paid or stock granted to NEOs that vests based upon financial results that we are required to restate at a future date if the Compensation Committee determines that the restatement is based in whole or in part upon any misconduct by an applicable NEO. These provisions require an applicable NEO to pay us an amount of cash or deliver an amount of shares of Common Stock equal to the benefit received by the NEO because of the misstatement of financial results. These provisions apply to misstatements of financial results that are discovered within 24 months after an applicable stock grant has vested or bonus has been paid. The Compensation Committee may adopt changes to the clawback provisions once the SEC issues final rules and the NYSE adopts related listing standards implementing the provisions of the Dodd-Frank Act related to compensation recovery.

Deductibility of Executive Compensation

In certain circumstances, Section 162(m) may deny a federal income tax deduction for compensation to our NEOs (excluding our CFO) in excess of $1 million per year. Certain compensation that qualifies as "performance-based" and is paid pursuant to a plan that has been approved by stockholders may be exempt from the Section 162(m) limit. Our annual and long-term incentive plans have been structured with the intent of enabling the Compensation Committee to grant compensation that constitutes "qualified performance-based compensation" under Section 162(m), if the Compensation Committee determines to do so. However, we believe that our interests and our stockholders' interests may sometimes be best served by providing compensation that is not deductible in order to attract, retain, motivate and reward executive talent. Accordingly, the Compensation Committee intends to retain the flexibility to provide for payments of compensation that are not deductible.

The foregoing summarizes the provisions of Section 162(m) as in effect at the time this Proxy Statement is filed. The proposed Tax Cuts and Jobs Act, if signed into law, may amend Section 162(m) to, among other things, eliminate the performance-based compensation exception noted above.

Employment Agreements and Change in Control Agreements

Mr. Porter

We entered into an employment agreement with Mr. Porter in 2015 that superseded an employment agreement with him that we assumed in connection with our acquisition of Southern Container Corp. in 2008. Upon Mr. Porter's termination for any reason other than for "cause" (as defined in the agreement), he will be entitled to continue to receive compensation and benefits accrued through the termination date and to receive the following benefits:

- outstanding unvested stock options, if any, will vest and become exercisable,

- provided any applicable performance goals under outstanding unvested long-term incentive awards (other than stock options) are satisfied, awards granted in any calendar year prior to the calendar year in which his employment terminates will vest, and he will be vested in a prorated portion of any awards granted in the calendar year in which his employment terminates, and

- (i) an amount equal to 12 months of his base salary and (ii) any bonus he would have been entitled to with respect to the 12-month period.

If Mr. Porter resigns or voluntarily terminates employment with us, he will be entitled to the vesting of his outstanding unvested stock options and long-term incentive awards as described above and any compensation and benefits accrued through the termination date but not to any other benefits. If we terminate Mr. Porter's employment at any time for "cause", he will only be entitled to compensation and benefits accrued through the termination date compensation and benefits accrued through the termination date, and he will not be entitled to any other compensation or benefits. Mr. Porter's employment agreement includes a non-compete provision that is applicable for two years following termination and a non-solicitation provision that is applicable for three years following termination.

Mr. Feeser

We assumed an employment agreement with Mr. Feeser in connection with the Combination that provided for the payment of certain benefits to Mr. Feeser in the event he was terminated for other than "cause" or "disability" (as defined in the agreement) through the second anniversary of the Combination, or July 1, 2017. In 2016, we amended Mr. Feeser's employment agreement. In consideration for him terminating his right to claim termination for "good cause" (as defined in the agreement), we agreed to provide him with a lump sum payment equal to up to three years of additional pension accrual for age and service under the Pension Plan (as defined in "Compensation Matters – Executive Compensation Tables – Retirement Plans – WestRock Company Consolidated Pension Plan") and Retirement Restoration Plan (as defined in "Compensation Matters – Executive Compensation Tables – Retirement Plans – MWV Retirement Restoration Plan and MWV Executive Retirement Plan") depending on his date of retirement. If he retires after December 31, 2020, he will not receive any additional pension accrual.

Mr. Chalovich

We assumed an employment agreement with Mr. Chalovich in connection with our acquisition of Southern Container Corp. in 2008. Pursuant to the agreement, if we terminate Mr. Chalovich without "gross cause" (as defined in the agreement), he will be entitled to receive compensation and benefits accrued through the termination date and to receive salary and paid COBRA continuation for one year, as well as a pro-rated bonus.

Mr. Shore

We entered into an employment agreement with Mr. Shore on January 23, 2017. The agreement became effective on June 6, 2017, the effective date of our acquisition of MPS. Pursuant to the agreement, if we terminate Mr. Shore without "cause" (as defined in the agreement), he will be entitled to receive (i) his salary for 12 months from the date of termination, (ii) a prorated bonus for the year of his termination, (iii) prorated vesting of restricted stock and other long-term incentive awards granted to him by the Company pursuant to his employment agreement and (iv) COBRA continuation coverage for 12 months.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our annual report on Form 10-K for fiscal 2017.

> Timothy J. Bernlohr, chairman
> Michael E. Campbell
> Gracia C. Martore
> Timothy H. Powers
> Bettina M. Whyte

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of the five independent directors listed above. No member of the Compensation Committee is a current, or during fiscal 2017 was a former, officer or employee of ours or any of our subsidiaries. During fiscal 2017, no member of the Compensation Committee had a relationship that must be described under the SEC rules relating to disclosure of related party transactions. In fiscal 2017, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on the Board or the Compensation Committee.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The amounts reported in the following table, including base salary, annual and long-term incentive amounts, benefits and perquisites, are described more fully under "Compensation Matters – Compensation Discussion and Analysis".

Name and Principal Positions	Fiscal Year	Salary ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Steven C. Voorhees Chief Executive Officer and President	2017	1,151,250	8,027,289	0	1,961,792	0	245,982	11,386,313
	2016	1,125,000	5,624,996	1,406,240	2,034,159	322,434	224,627	10,737,456
	2015	1,012,603	2,792,523 [6]	1,333,303	1,599,098	452,265	89,680	7,279,472
Ward H. Dickson Executive Vice President and Chief Financial Officer	2017	612,500	1,485,060	0	699,029	0	98,365	2,894,954
	2016	585,000	1,362,089	265,492	721,145	0	86,685	3,020,411
	2015	564,959	1,049,178	247,683	589,473	0	43,769	2,495,062
James B. Porter III President, Business Development and Latin America	2017	782,500	2,172,986	0	932,351	0	513,344	4,401,181
	2016	768,750	1,611,955	403,008	911,763	0	504,329	4,199,805
	2015	746,219	1,679,250	391,133	906,651	0	476,034	4,199,287
Robert A. Feeser [7] President, Consumer Packaging	2017	600,000	1,277,630	0	697,905	391,996	59,270	3,026,801
	2016	558,250	897,551	224,390	475,588	1,084,537	44,817	3,285,133
Jeffrey W. Chalovich [7] President, Corrugated Packaging	2017	600,000	1,277,630	0	658,982	0	41,225	2,577,837
	2016	525,375	636,008	159,013	500,104	0	33,615	1,854,115
Marc P. Shore [7] President, Multi-Packaging Solutions	2017	241,346	3,466,067	0	196,854	0	0	3,904,267

(1) The salary amounts for fiscal 2017 reflect three months of salary at the calendar year 2016 rate in effect on October 1, 2016 and nine months of salary at the calendar year 2017 rate for each NEO, other than Mr. Shore, who joined us on June 6, 2017 and received a salary in fiscal 2017 only from that date.

(2) SEC regulations require us to disclose the aggregate grant date fair value of the award of stock or options measured in dollars and calculated in accordance with ASC 718. For grants of restricted stock and stock units with a cash flow per share measure and/or service condition, the fair value per share is equal to the closing sale price of our Common Stock on the NYSE on the dates of the applicable grants ($52.66 on February 17, 2017 and $55.74 on June 7, 2017). For grants of restricted stock and stock units with relative total shareholder return measure and a service condition, the fair value was determined using a Monte Carlo simulation ($64.00 on February 17, 2017 and $70.78 on June 7, 2017). Certain grants of restricted stock and stock units made on February 17, 2017 contain a performance condition that may be adjusted from 0-200% of target subject to the level of performance attained. SEC regulations require us to disclose the aggregate fair value at the grant date based upon the probable outcome of these conditions. The amounts shown for the stock awards made on February 17, 2017 are calculated at 100% of target, which was the expected probable outcome of the performance condition at the grant date. Assuming maximum performance, the aggregate fair value of the fiscal 2017 performance awards made on (a) February 17, 2017 at 200% of target would be as follows: Mr. Voorhees, $11,797,218; Mr. Dickson, $2,182,541; Mr. Porter, $3,193,537; Mr. Feeser, $1,877,691 and Mr. Chalovich, $1,877,691 and (b) June 7, 2017 at 200% of target for Mr. Shore would be $3,959,088. We disclose the aggregate expense without reduction for assumed forfeitures (as we do for financial reporting purposes). See "Compensation Matters—Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)" for more information.

(3) Amounts shown include payments made to our NEOs under our annual executive bonus program. Awards paid under this program for fiscal 2017 were earned in fiscal 2017 and paid in fiscal 2018.

(4) This column shows the increase from September 30, 2016 to September 30, 2017 in the actuarial present value of accumulated benefits for each NEO who participates in a WestRock sponsored pension plan. Mr. Voorhees retains benefits in the WestRock Company Consolidated Pension Plan (formerly the RockTenn Pension Plan (as defined below)) and SERP (as defined below). Mr. Feeser's benefits are held in the WestRock Company Consolidated Pension Plan (formerly the MWV Pension Plan (as defined below)) and the Retirement Restoration Plan (as defined below). It does not include any above-market or preferential earnings on deferred compensation, as we do not provide above-market or preferential earnings on the deferred compensation of our NEOs. The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosures. Accrued benefits, calculated at their assumed retirement ages of age 65 for Mr. Voorhees and age 62 for Mr. Feeser, were determined as of the end of fiscal 2017 using compensation data through September 30 and include the bonuses paid for fiscal 2017 after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. The discount rates used as of September 30, 2016 and September 30, 2017 were 4.04% and 4.091%, respectively, for the WestRock Pension Plan, and were 2.98% and 3.20%, respectively, for the SERP. The lump sum rates (SERP only) used as of September 30, 2016 and September 30, 2017 were 1.60% and 2.33%, respectively. The lump sum rate for the Retirement Restoration Plan and the Executive Retirement Plan was 4.091%. The lump sum mortality table (SERP only) used was the applicable table under Revenue Ruling 2001-62 (GAR 94). The lump sum mortality table used for the Retirement Restoration Plan and the Executive Retirement Plan was 2017 417(e) PPA Mortality Table. The post-retirement mortality assumptions used as of September 30, 2017 were based on the adjusted Society of Actuaries RP-2014 Annuitant table and a future mortality improvement scale incorporating the Social Security Administration's data and assumptions. The RP-2014 table was adjusted to substitute the Social Security Administration mortality improvement assumptions after 2006 and employ the same overall methodology used to develop the Society of Actuaries' MP-2016 improvement scale, also reflecting white collar life expectancies, and reflecting that WestRock's white collar male and female populations have 109% and 111% higher mortality experience, respectively, than otherwise expected using these assumptions. Messrs. Chalovich, Porter, Shore and Dickson were never eligible for any of these pension benefits.

5) The amounts shown as "all other compensation" include the following perquisites and personal benefits:

ALL OTHER COMPENSATION TABLE FOR FISCAL 2017

	Steven C. Voorhees	Ward H. Dickson	James B. Porter	Robert A. Feeser	Jeffrey W. Chalovich	Marc P. Shore
Life Insurance Premiums ($)	0	0	0	0	0	0
Company Contributions to 401(k) Plan and Supplemental Plan ($) (A)	233,478	98,365	492,493	59,270	41,225	0
Airplane Usage ($) (B)	12,504	0	0	0	0	0
Other($)(C)	0	0	20,851	0	0	0
Total($)	245,982	98,365	513,344	59,270	41,225	0

(A) The WestRock Company 401(k) Retirement Savings Plan (the "401(k) Plan") provides eligible employees with a matching contribution of 100% of the first 5% of pay they contribute to the plan. In addition, for eligible employees, we contribute 2.5% of their eligible pay at the end of the calendar year. For purposes of the 401(k) Plan, eligible pay is limited by IRS regulation to $270,000 in 2017. Under the Supplemental Plan, the executives receive a match of 100% of the first 5% of their contributions in excess of the IRS limit of $270,000 and an additional 2.5% of eligible salary in excess of $270,000. Eligible salary includes salary and non-equity incentive compensation. Due to the ongoing pension benefits provided to Mr. Feeser, he is not eligible for the additional 2.5% Company contribution in either plan. Additionally, we contributed designated amounts to Mr. Porter's individual retirement account. Due to Mr. Porter's individual retirement account contributions, he is not eligible for the additional 2.5% Company contribution. Certain amounts disclosed in this row are also disclosed in the table below titled "Nonqualified Deferred Compensation Table". Mr. Shore did not participate in the Supplemental Plan in fiscal 2017.

(B) In accordance with SEC regulations, we report the use of corporate aircraft by our executive officers as a perquisite or other personal benefit unless it is "integrally and directly related" to the performance of the executive's duties. SEC rules require us to report this and other perquisites at our aggregate incremental cost. We estimate our aggregate incremental cost to be equal to our average incremental operating costs, which includes items such as fuel; maintenance; landing fees; trip-related permits; trip-related hangar costs; trip-related meals and supplies; crew expenses during layovers; and any other expenses incurred or accrued based on the number of hours flown. We use this method because we believe, on average, it fairly approximates our incremental cost and because it ensures that some "cost" is allocated to each passenger on each trip.

(C) For Mr. Porter, this amount includes $12,000 for his automobile allowance and $8,851 for tax gross-up payments related to our payment of this allowance.

(6) As reported in our current report on Form 8-K filed with the SEC on September 28, 2017, the stock award made to Mr. Voorhees on August 5, 2015 has been reduced by 50,326 unvested shares, representing the number of shares awarded in excess of the grant limit under the applicable stock incentive plan.

(7) Compensation information for Messrs. Chalovich and Feeser is provided only for fiscal 2017 and 2016 because they were not NEOs in fiscal 2015. Compensation information for Mr. Shore is provided only for fiscal 2017 because he was not a NEO of ours in fiscal 2016 and 2015.

GRANTS OF PLAN-BASED AWARDS

The following table provides information as to the grants of plan-based awards to each NEO during fiscal 2017. This includes annual performance bonus awards under our annual executive bonus program - see "Compensation Matters— Compensation Discussion and Analysis — Compensation Elements — Annual Performance Bonus (STI)" - and LTI awards - see "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements - Long-Term Incentives (LTI)."

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards [1]			All Other Stock-Based Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock-Based Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven C. Voorhees		870,000	1,740,000	3,480,000					
	2/17/2017				28,635	28,635	28,635	0	1,507,919
	2/17/2017				57,275	114,550	229,100	0	6,519,370
Ward H. Dickson		310,000	620,000	1,240,000					
	2/17/2017				5,300	5,300	5,300	0	279,098
	2/17/2017				10,596	21,190	42,380	0	1,205,962
James B. Porter		392,500	785,000	1,570,000					
	2/17/2017				7,750	7,750	7,750	0	408,115
	2/17/2017				10,505	31,010	62,020	0	1,764,871
Robert A. Feeser		300,000	600,000	1,200,000					
	2/17/2017				4,560	4,560	4,560	0	240,130
	2/17/2017				9,116	18,230	36,460	0	1,037,500
Jeffrey W. Chalovich		300,000	600,000	1,200,000					
	2/17/2017				4,560	4,560	4,560	0	240,130
	2/17/2017				9,116	18,230	36,460	0	1,037,500
Marc P. Shore		375,000	750,000	1,125,000					
	6/7/2017				46,595	46,595	46,595	0	2,597,205
	6/7/2017				7,078	14,155	28,310	0	868,862

(1) These columns represent restricted stock grants made to the NEOs under the LTI Plan on February 17, 2017 (except for Mr. Shore who received the grant on June 7, 2017), which vest as described under "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives (LTI)."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes stock-based compensation awards outstanding as of September 30, 2017 and provides information concerning unexercised options, and other stock-based awards that have not vested, and equity incentive plan awards for each NEO outstanding as of the end of fiscal 2017. Each outstanding award is represented by a separate row which indicates the number of securities underlying the award, including awards that have been transferred other than for value (if any). For option awards, the table discloses the exercise price and the expiration date. For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested. We computed the market value of stock awards by multiplying the closing sale price of our Common Stock at the end of fiscal 2017 by the number of shares of stock or the amount of equity incentive plan awards, respectively. Shares and option exercise prices have been adjusted for the separation of our specialty chemicals business in 2016.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)[2]	Market Value of Shares of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)[3]
Steven C. Voorhees [5]	49,267	0	0	13.00	3/19/2018				
	44,788	0	0	11.81	3/18/2019				
	21,274	0	0	19.07	1/29/2020				
	15,899	0	0	30.66	2/28/2021				
	2,015	0	0	27.72	7/20/2021				
	26,033	0	0	28.31	2/01/2022				
	20,781	0	0	35.64	1/25/2023				
	47,833	0	0	45.32	1/31/2024				
	0	7,210	0	57.97	1/30/2025				
	48,198	16,890	0	56.05	1/30/2025				
	65,189	130,378	0	29.80	2/2/2026				
						45,004	2,553,070	352,453	19,994,665
Ward H. Dickson	10,480	0	0	45.32	1/31/2024				
	0	1,514	0	57.97	1/30/2025				
	8,926	2,948	0	56.05	1/30/2025				
	12,308	24,614	0	29.80	2/2/2026				
						15,850	899,184	75,745	4,297,026
James B. Porter	14,930	0	0	15.97	8/01/2018				
	25,753	0	0	19.07	1/29/2020				
	19,202	0	0	30.66	2/28/2021				
	4,422	0	0	27.72	7/20/2021				
	34,262	0	0	28.31	2/01/2022				
	26,514	0	0	35.64	1/25/2023				
	20,804	0	0	45.32	1/31/2024				
	0	2,960	0	57.97	1/30/2025				
	14,006	4,043	0	56.05	1/30/2025				
	18,682	37,364	0	29.80	2/2/2026				
						14,412	817,588	113,841	6,458,189

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)[2]	Market Value of Shares of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)[3]
Robert A. Feeser[6]	29,972	0	0	26.99	2/25/2018				
	67,755	0	0	9.02	2/23/2019				
	37,895	0	0	23.65	2/22/2020				
	30,677	0	0	29.14	2/28/2021				
	37,747	0	0	31.30	6/25/2022				
	23,014	0	0	38.44	2/25/2023				
	31,956	0	0	41.11	2/24/2024				
	3,165	0	0	62.71	2/23/2025				
	10,045	6,605	0	56.05	2/23/2025				
	10,402	20,804	0	29.80	2/2/2026				
						8,685	492,701	63,897	3,624,901
Jeffrey W. Chalovich	5,430	0	0	19.07	1/29/2020				
	4,030	0	0	30.66	2/28/2021				
	615	0	0	27.72	7/20/2021				
	6,270	0	0	28.31	2/01/2022				
	8,666	0	0	35.64	1/25/2023				
	6,942	0	0	45.32	1/31/2024				
	0	1,059		57.97	1/30/2025				
	5,440	1,664	0	56.05	1/30/2025				
	7,372	14,742	0	29.80	2/2/2026				
						6,971	395,466	50,970	2,891,548
Marc P. Shore[6]						84,330	4,784,019	14,258	808,841

(1) Vesting dates of unvested stock option awards are as follows, as of September 30, 2017: Mr. Voorhees — 24,100 on January 30, 2018, 65,189 on February 2, 2018 and 65,189 on February 2, 2019; Mr. Dickson — 4,462 on January 30, 2018, 12,307 on February 2, 2018 and 12,307 on February 2, 2019; Mr. Chalovich — 2,723 on January 30, 2018, 7,371 on February 2, 2018 and 7,371 on February 2, 2019; Mr. Feeser — 10,402 on February 2, 2018, 6,605 on February 23, 2018 and 10,402 on February 2, 2019 and Mr. Porter — 7,003 on January 30, 2018, 18,682 on February 2, 2018 and 18,682 on February 2, 2019.

(2) The numbers of shares reported for the restricted stock grants and stock units other than certain grants made on February 17, 2017 and to Mr. Dickson on February 2, 2016 were granted subject to performance conditions; however, in connection with the Combination, the applicable performance conditions were deemed satisfied at the levels described below, and the awards currently remain subject only to service conditions. Excluding Mr. Feeser, the number of shares reported for the stock grants made on March 9, 2015 reflect the actual number of awards that converted to service-based awards at 146.5%, on the effective date of the Combination. For Mr. Feeser, the number of shares reported in this column for the restricted stock grants made prior to the Combination on February 23, 2015 reflect the actual number of shares that converted to service-based awards168% on the effective date of the Combination. The vesting dates of unvested stock grants and stock units are as follows: Mr. Voorhees — 15,948 on January 30, 2018 and 29,056 on February 17, 2020; Mr. Dickson — 3,349 on January 30, 2018, 3,561 on February 2, 2018, 3,562 on February 2, 2019 and 5,378 on February 17, 2020; Mr. Chalovich — 2,344 on January 30, 2018 and 4,627 on February 17, 2020; Mr. Feeser — 4,058 on February 23, 2018 and 4,627 on February 17, 2020; Mr. Porter — 6,548 on January 30, 2018 and 7,864 on February 17, 2020 and Mr. Shore — 14,456 on June 6, 2018, 6,339 on August 3, 2018, 14,456 on June 6, 2019, 24,719 on June 30, 2019, 6,338 on August 3, 2019, 14,456 on June 6, 2020, and 3,566 on June 7, 2020. Certain grants are entitled to receive dividend equivalent units during the vesting period, which are included in the number of shares disclosed. The performance conditions for the restricted stock grants and stock units made in fiscal 2017 are described under "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives."

(3) Based on the closing sale price of $56.73 for our Common Stock on September 30, 2017, the last trading date of our fiscal year, as reported on the NYSE.

(4) The numbers of shares reported for the restricted stock grants and stock units made on February 17, 2017, February 2, 2016 and August 5, 2015 is based upon us achieving the applicable target market or target performance conditions. In the event that the applicable market or performance conditions are met at target, the vesting dates of unearned and unvested stock grants and stock units are as follows: Mr. Voorhees — 35,910 on January 30, 2018, 200,310 on February 2, 2019 and 116,233 on February 17, 2020; Mr. Dickson — 16,426 on January 30, 2018, 37,818 on February 2, 2019 and 21,501 on February 17, 2020; Mr. Chalovich — 9,824 on January 30, 2018, 22,648 on February 2, 2019 and 18,498 on February 17, 2020; Mr. Feeser — 13,438 on February 23, 2018, 31,962 on February 2, 2019 and 18,497 on February 17, 2020; Mr. Porter — 24,972 on January 30, 2018, 57,403 on February 2, 2019 and 31,466 on February 17, 2020; and Mr. Shore — 14,258 on February 17,

2020. Certain grants are entitled to receive dividend equivalent units during the vesting period, which are included in the number of shares disclosed. The performance conditions for the restricted stock grants and stock units made in fiscal 2016 are described under "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements — Long-Term Incentives."

(5)   As reported in our current report on Form 8-K filed with the SEC on September 28, 2017, the stock award made to Mr. Voorhees on August 5, 2015 has been reduced by 50,326 unvested shares, representing the number of shares awarded in excess of the grant limit under the applicable stock incentive plan.

(6)   Mr. Feeser's awards, other than those granted on February 2, 2016 and August 5, 2015, were granted by MeadWestvaco but were assumed by WestRock and converted into WestRock awards in connection with the Combination. Mr. Shore's awards, other than those granted on June 7, 2017, were granted by MPS, but were assumed by WestRock and converted into WestRock awards in connection with our acquisition of MPS.

VALUE REALIZED FROM STOCK OPTIONS AND STOCK APPRECIATION AWARDS

The following table provides information concerning exercises of stock options, and vesting of stock, including restricted stock, during fiscal 2017 for each NEO on an aggregated basis. In some cases, this includes the vesting of performance stock, which vested in the most recently completed fiscal year but which was granted in previous years. The table reports the number of securities for which the options were exercised; the aggregate dollar value realized upon exercise of options; the number of shares of stock that have vested; and the aggregate dollar value realized upon vesting of stock.

Option Exercises and Stock Vested Table for Fiscal 2017

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Steven C. Voorhees	22,394	849,946	97,418	5,198,224
Ward H. Dickson	0	0	41,771	2,265,175
James B. Porter III	0	0	59,578	3,179,082
Robert A. Feeser	23,670	459,329	20,991	1,121,549
Jeffrey W. Chalovich	11,868	553,049	19,873	1,060,423
Marc P. Shore	0	0	6,294	356,177

(1)   Calculated based on the closing sale price of the Common Stock on the vesting date.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information with respect to all of our equity compensation plans as of September 30, 2017:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a) (#)(c)
Equity compensation plans approved by security holders:			
2016 Incentive Stock Plan[1]	1,208,509	29.85	6,915,587
2004 Incentive Stock Plan[1]	1,300,430	36.25	3,098,528
RockTenn (SSCC) Equity Incentive Plan[2]	7,268	27.72	5,887,182
2005 Performance Incentive Plan[1]	3,348,646	28.52	8,930,493
2016 Employee Stock Purchase Plan	0	0	2,568,723
Equity compensation plans not approved by security holders	0	0	0

(1)   Our stockholders approved the LTI Plan on February 2, 2016. Our stockholders are being asked to approve the Amended LTI Plan. See "Item 4. Approval of the WestRock Company Amended and Restated Incentive Stock Plan and the Performance Goals Thereunder." We will not make additional grants of awards under either of the 2004 Incentive Stock Plan or the 2005 Performance Incentive Plan.

(2)   In connection with our acquisition of Smurfit-Stone, we assumed the Smurfit-Stone Equity Incentive Plan, which was renamed the RockTenn (SSCC) Equity Incentive Plan. The shares available for issuance, stock options and unvested restricted stock units outstanding at the time of our acquisition of Smurfit-Stone under that plan were converted into shares of our Common Stock and options and restricted stock units, as applicable, with respect to shares of our Common Stock using the conversion factor as described in the Agreement and Plan of Merger by and among RockTenn, SAM Acquisition, LLC and Smurfit-Stone Container Corporation, dated January 23, 2011. We will not make additional grants of awards under the RockTenn (SSCC) Equity Incentive Plan.

RETIREMENT PLANS

WestRock Company Consolidated Pension Plan

Effective July 2, 2015, the RockTenn Pension Plan and MWV Pension Plan merged into the WestRock Company Consolidated Pension Plan (the "Pension Plan"). Mr. Voorhees participated in the legacy RockTenn portion of the Pension Plan's defined benefit plan for former RockTenn salaried and nonunion hourly employees. We refer to the Pension Plan as it applies to former RockTenn employees as the "RockTenn Pension Plan". The Compensation Committee determined that there would be no future pension accruals under the RockTenn Pension Plan for any salaried or nonunion hourly participant after December 31, 2015, except with respect to a discrete group of non-union hourly participants. Mr. Voorhees will receive a benefit at retirement equal to the sum of (1) the benefit accrued from the date of hire through February 28, 2005, under the benefit formula in effect during that period, and (2) the benefit accrued under the 2005 benefit formula between March 1, 2005 and December 31, 2015.

The Pension Plan is a defined benefit plan qualified under the Tax Code and, as such, is subject to a limitation under the Tax Code on the amount of benefits that may be paid to a participant each year under the plan as described below.

MWV Pension Plan

Mr. Feeser participated in the legacy MWV portion of the Pension Plan. We refer to the Pension Plan as it applies to former MeadWestvaco employees as the "MWV Pension Plan." The MWV Pension Plan is a qualified retirement plan that covered all salaried employees of the Company who were employees of MeadWestvaco before the Combination. Effective January 1, 2015, MeadWestvaco added a supplemental cash balance benefit to the MWV Pension Plan (the "Retirement Plus Benefit") for all salaried employees, which was funded by Company contributions equal to 4% of each participant's eligible compensation, which contributions are made in lieu of contributions to the participants' 401(k) plans. The Retirement Plus Benefit terminated effective December 31, 2015 for all participants of the MWV Pension Plan. The Compensation Committee determined that there would be no further pension accruals under other components of the MWV Pension Plan for salaried and nonunion hourly employees after December 31, 2015, unless, on December 31, 2015, a participant is at least age 50 years old and the sum of his or her age and service equal at least 75, in which case pension benefits under the MWV Pension Plan will continue to accrue for five additional years to December 31, 2020, or earlier upon such participant's termination of employment with the Company. Mr. Feeser qualifies for this additional accrual period under the MWV Pension Plan. However, due to adjustments required to pass non-discrimination testing, Mr. Feeser ceased to accrue benefits under the WestRock qualified plan as of September 30, 2016 but will continue to accrue a benefit under the MWV Restoration Plan until the earlier of December 31, 2020 or his termination.

No employee's compensation for purposes of the Pension Plan includes amounts in excess of the compensation limit under the Tax Code. This limit is periodically adjusted for inflation by the United States Secretary of the Treasury and this limit, as adjusted, was $265,000 for 2016 and $270,000 for 2017.

The SERP

Our Supplemental Executive Retirement Plan (the "SERP") was designed to supplement a participant's benefit under the RockTenn Pension Plan for a relatively small number of participants. The SERP provides unfunded supplemental retirement benefits. The SERP benefit is paid in a lump sum to participants whose employment with the Company is terminated. The Compensation Committee had determined who participated in the SERP and the benefit level for such participant. Mr. Voorhees is the only currently employed NEO who participated in the SERP. No additional benefits accrue under the SERP after December 31, 2015.

MWV Retirement Restoration Plan and MWV Executive Retirement Plan

Mr. Feeser participates in a non-qualified retirement restoration plan (the "Retirement Restoration Plan") that mirrors the benefits provided under the MWV Pension Plan following the same formulas but recognizing compensation in excess of the limits set forth under the Code limit as described above. Benefits under this plan attributable to the Final Average Pay Benefit are payable in a lump sum option and annuity form. The lump sum option is only available for those benefits that were earned under the Legacy Mead Lump-Sum Eligible Benefit. The Legacy Mead Lump-Sum Eligible Benefit was frozen December 31, 2002. Consistent with the qualified plan, there have been no, and will be no, further accruals after December 31, 2015, unless, as above noted above, on December 31, 2015, a participant had turned at least age 50 and the sum of his or her age and service had equaled at least 75. Mr. Feeser qualifies for this additional accrual period. Benefits under this plan attributable to the Retirement Plus Benefit are payable in lump sum form only. Mr. Feeser also participated in the MWV Executive Retirement Plan ("MERP"), a non-qualified supplemental executive retirement plan. The MERP follows the benefit formula and vesting schedule under the Company's qualified retirement plan described above, but recognizes additional service equal to .75 year of credited service for each year of actual service completed up to a maximum number of years equal to his age at hire minus 30. Generally, plan benefits are payable in annuity form and are subject to reduction for early retirement. In the case of an executive whose service and age equal 80, the reduction for early payment is reduced.

The following table illustrates the actuarial present value as of September 30, 2017 of benefits accumulated by the NEOs under the Pension Plan, the SERP, the Executive Retirement Plan and the Retirement Restoration Plan using the methodology required by the SEC pursuant to the Financial Accounting Standards Board's Accounting Standard's Codification 715, "Compensation — Retirement Benefits," at the earliest unreduced retirement age under the plan.

Pension Benefits Table for Fiscal 2017

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)[2]
Steven C. Voorhees	WestRock Company Consolidated Pension Plan	16.08	490,337	0
	RockTenn Supplemental Executive Retirement Plan	16.08	1,579,948	0
Ward H. Dickson	—	—	—	—
James B. Porter[3]	—	—	—	—
Robert A. Feeser	WestRock Company Consolidated Pension Plan	30.33	1,238,840	0
	MeadWestvaco Retirement Restoration Plan and Executive Retirement Plan	30.33	5,020,435	0
Jeffrey W. Chalovich [3]	—	—	—	—
Marc P. Shore [3]	—	—	—	—

(1) The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 65 for Mr. Voorhees and age 62 for Mr. Feeser were determined as of the end of the fiscal year using compensation data through September 30 and includes bonuses for fiscal 2017 paid after the fiscal year end. The accrued benefits were discounted back to the disclosure date with the discount rate only. The discount rates used as of September 30, 2017 were 4.091% (for the Pension Plan), 3.20% (for the SERP), and 4.091% for the Retirement Restoration Plan. The lump sum rate (SERP only) used as of September 30, 2017 was 2.33%. The lump sum rate for the Retirement Restoration Plan and the Executive Retirement Plan was 4.091%. The lump sum mortality table (SERP only) used as of September 30, 2017 was the applicable table under Revenue Ruling 2001-62 (GAR 94). The lump sum mortality table used for the Retirement Restoration Plan and the Executive Retirement Plan was 2017 417(e) PPA Mortality Table. The post-retirement mortality assumptions used as of September 30, 2017 were based on the adjusted Society of Actuaries RP-2014 Annuitant table and a future mortality improvement scale incorporating the Social Security Administration's data and assumptions. The RP-2014 table was adjusted to substitute the Social Security Administration mortality improvement assumptions after 2006 and employs the same overall methodology used to develop the Society of Actuaries' MP-2016 improvement scale. It also reflects white collar life expectancies and the fact that WestRock's white collar male and female populations have 109% and 111% higher mortality experience, respectively, than otherwise expected using these assumptions.

(2) Due to the changes in discount rate and mortality tables, the increase in defined benefit pension values are negative for Mr. Voorhees therefore the total increase in defined benefit pension value is listed as $0. The actual change in the value of the pension benefit was -$4,654 and -$80,353 for the Pension Plan and SERP, respectively.

(3) Messrs. Dickson, Chalovich, Porter and Shore do not participate in the Pension Plan, the SERP, MERP or the Retirement Restoration Plan.

NONQUALIFIED DEFERRED COMPENSATION

The following table provides information with respect to each nonqualified deferred compensation plan that is a defined contribution plan, also called an individual account plan. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

The column "Executive Contributions in Last Fiscal Year" indicates the aggregate amount contributed to such plans by each named executive officer during fiscal 2017 taking into account contributions made in fiscal 2018 with respect to fiscal 2017.

The column "Registrant Contributions in Last Fiscal Year" indicates our aggregate contributions on behalf of each named executive officer during fiscal 2017 taking into account contributions made in fiscal 2018 with respect to fiscal 2017. We also make matching contributions or profit sharing contributions to our qualified 401(k) plans, but those plans are tax qualified and, therefore, we do not include our contributions to them in this table. We include our matches to all plans in the table titled "All Other Compensation Table" included in footnote 5 of the table titled "Summary Compensation Table" above.

The column "Aggregate Earnings in Last Fiscal Year" indicates the total dollar amount of interest or other earnings accrued during fiscal 2017, including interest and dividends paid at market rates. We pay such amounts to compensate the executive for the deferral, and we do not consider the payment of interest and other earnings at market rates to be compensation.

The column "Aggregate Balance at Last Fiscal Year-End" reports the total balance of the executive's account as of September 30, 2017 taking into account contributions made in fiscal 2018 with respect to fiscal 2017.

Nonqualified Deferred Compensation Table for Fiscal 2017

Name	Executive Contributions in Last Fiscal Year ($) [1][2]	Registrant Contributions in Last Fiscal Year($)[2][3]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[4]
Steven C. Voorhees	155,652	213,228	177,889	0	2,236,376
Ward H. Dickson	213,306	78,115	47,640	0	784,800
James B. Porter	70,500	472,243	782,363	0	5,344,685
Robert A. Feeser	90,285	45,770	484,212	0	5,681,135
Jeffrey W. Chalovich	0	20,975	31,587	0	252,901
Marc P. Shore	0	0	0	0	0

(1) For fiscal 2017, each NEO (other than Mr. Shore) was able to defer up to 75% of his salary, and separately, defer up to 75% of his bonus pursuant to the Supplemental Plan.

(2) These amounts represent contributions earned in fiscal 2017 by the applicable NEO.

(3) Effective January 1, 2016, we began matching an amount equal to 100% of the first 5% of the executive's contribution. Messrs. Voorhees, Dickson and Chalovich receive an additional employer contribution of 2.5% of pay in excess of IRC limits. We make additional contributions on behalf of Mr. Porter under the individual retirement accounts. Certain amounts disclosed are also disclosed for fiscal 2017 in "All Other Compensation Table" included in footnote 5 of the table titled "Summary Compensation Table". The amounts disclosed in the two tables do not correspond because this table discloses only contributions earned under the Supplemental Plan in fiscal 2017, and the amounts disclosed for fiscal 2017 in the other table includes contributions earned in fiscal 2017 under the 401(k) Plan.

(4) The amounts in this column are calculated by adding the amounts set forth in each of the first four columns of this table for each NEO to the applicable NEO's aggregate balance as of the end of fiscal 2016.

WestRock Company Deferred Compensation Plan

The WestRock Company Deferred Compensation Plan, effective January 1, 2016, is a non-qualified, unfunded deferred compensation plan sponsored and maintained by us and is intended to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. The Deferred Compensation Plan has a match and an automatic employer contribution. The executive can make separate elections for deferral of base pay and for their bonus. We contribute a matching amount to each participant's account maintained under the plan equal to 100% of the first 5% of the participant's contributions of both base pay and bonus. In addition, we contribute an additional 2.5% of the executive's pay if they are not continuing to accrue pension benefits or covered by an individual retirement account. These contributions are deposited to the executives account after the end of the calendar year. The matching contributions and the additional contributions earned as of September 30, 2017, but not yet deposited, are reflected in the table above.

Effective July 20, 2011, the Compensation Committee authorized an amendment to the Supplemental Plan to provide for additional retirement contributions for designated executive officers. In connection with the amendment, Mr. Porter was designated to receive the additional contributions established as individual retirement accounts in the Supplemental Plan. Mr. Porter's contribution amount is $400,000 per year effective as of May 27, 2011. Contributions are deemed contributed in substantially equal installments each semi-monthly pay period, prorated for partial pay periods on a daily basis. Contributions will end at separation of service.

Amounts deferred and payable under the Deferred Compensation Plan (the "Obligations") are our unsecured obligations, and rank equally with our other unsecured and unsubordinated indebtedness outstanding from time to time. Each Obligation will be payable on a date selected by the executive pursuant to the terms of the Deferred Compensation Plan. The Obligations generally are payable after termination of the participant's employment or in certain emergency situations. Each participant's account will be adjusted for investment gains and losses as if the credits to the participant's account had been invested in the benchmark investment alternatives available under the Deferred Compensation Plan in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. All such adjustments will be made at the same time and in accordance with the same procedures followed under the 401(k) Plan for crediting investment gains and losses to a participant's account under the 401(k) Plan. The Obligations are denominated and payable in United States dollars. The benchmark investment alternatives available under the Supplemental Plan are in our view comparable to investment alternatives commonly available under 401(k) retirement savings plans

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following, or in connection with any termination of employment including by resignation, retirement, disability or a constructive termination of a named executive officer, or our change in control or a reduction in the named executive officer's responsibilities. However, in accordance with SEC regulations, we do not report any amount to be provided to a named executive officer under any arrangement which does not discriminate in scope, terms, or operation in favor of our executive officers and which is available generally to all salaried employees.

Severance

See "Compensation Matters —Compensation Discussion and Analysis — Other Compensation Practices and Policies – Employment Agreements and Change in Control Agreements" for information related to severance and change in control payments applicable to Messrs. Chalovich, Feeser, Porter and Shore.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL FOR FISCAL 2017

Name	Benefit	Before Change in Control, Termination w/o Cause ($)[1]	After Change in Control, Termination w/o Cause ($)	Termination With Cause/ Resignation w/o Good Reason ($)	Death or Disability ($)	Change in Control ($)
Steven C. Voorhees	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options[2]	0	3,522,565	0	3,522,565	3,522,565
	Accelerated Vesting of Restricted Stock[3]	0	22,547,735	0	22,547,735	0
	SERP[4]	1,578,764	1,578,764	1,578,764	1,578,764	1,578,764
	Total value:	1,578,764	27,649,064	1,578,764	27,649,064	5,101,329
Ward H. Dickson	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options[2]	0	664,860	0	664,860	664,860
	Accelerated Vesting of Restricted Stock[3]	0	5,196,210	0	5,196,210	0
	Total value:	0	5,861,070	0	5,861,070	664,860
James B. Porter	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options[2]	0	1,008,962	0	1,008,962	1,008,962
	Accelerated Vesting of Restricted Stock[3]	0	7,275,776	0	7,275,776	0
	Total value:	0	8,284,738	0	8,284,738	1,008,962
Robert A. Feeser	Severance	0	0	0	0	0
	Accelerated Vesting of Stock Options[2]	0	564,743	0	564,743	564,743
	Accelerated Vesting of Restricted Stock[3]	0	4,117,603	0	4,117,603	0
	RRP[5]	7,781,486	7,781,486	7,781,486	5,557,952	7,781,486
	Total value:	7,781,486	12,463,832	7,781,486	10,240,298	8,346,229
Jeffrey W. Chalovich	Severance	615,559	615,559	0	0	0
	Accelerated Vesting of Stock Options[2]	0	398,134	0	398,134	398,134
	Accelerated Vesting of Restricted Stock[3]	0	3,287,014	0	3,287,014	0
	Total value:	615,559	4,300,707	0	3,685,148	398,134
Marc P. Shore	Severance	765,516	765,516	0	0	0
	Accelerated Vesting of Stock Options[1]	0	0	0	0	0
	Accelerated Vesting of Restricted Stock[2]	0	5,592,860	0	5,592,860	0
	Total value:	765,516	6,358,376	0	5,592,860	0

(1) The numbers contained in this column contemplate that a change in control had occurred as of September 30, 2017.

(2) The calculation of the value of accelerated vesting of stock options is based upon the closing sale price of $56.73 of our Common Stock on the NYSE on September 29, 2017, the last trading day of our fiscal year for all of our NEOs. The exercise prices of the NEOs' stock options used to make these calculations are $56.05 and $29.80 per share of the NEOs' stock options granted on August 5, 2015 and February 2, 2016, respectively.

(3) The calculation of the value of accelerated vesting of restricted stock is based on the closing sale price of $56.73 of our Common Stock on the NYSE on September 29, 2017, the last trading day of our fiscal year for all of our NEOs multiplied by the number of shares that would have vested on September 30, 2017 for each NEO upon the occurrence of the specified events. Excluding Mr. Feeser, the number of shares reported in these rows for the stock grants made on March 9, 2015 reflect the actual number of shares that converted into service-based awards at 146.5% on the effective date of the Combination. For Mr. Feeser, the number of shares reported in this column for the stock grants made prior to the Combination on February 23, 2015 reflect the actual number of shares that converted into service-based awards at 168% on the effective date of the Combination. Upon a change in control, the restricted stock awards granted to the named executive officers in fiscal 2017 will vest as described above in the section titled "Compensation Matters - Compensation Discussion and Analysis — Compensation Elements - Long-Term Incentives".

(4) The SERP benefit above represents the potential payments from the SERP as of the end of fiscal 2017. These benefit payments were based on the accrued benefits at September 30, 2017 and were converted to lump sum amounts using a rate of 2.42%. Mr. Voorhees is the only NEO who is eligible for the SERP.

(5) Mr. Feeser participates in the Retirement Restoration Plan, which is referred to as "RRP" above, and the MeadWestvaco Corporation Executive Retirement Plan, which is referred to as "MERP".

AUDIT MATTERS

ITEM 5. RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP

What am I voting on? The Board is asking our stockholders to ratify the Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2018

Voting Recommendation: FOR the ratification of our independent registered public accounting firm

Vote Required: An affirmative vote requires the majority of shares present in person or represented by proxy and entitled to vote

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is comprised of five independent directors. The Board has determined that all Audit Committee members are "financially literate" within the meaning of the NYSE Standards and that each of Ms. Martore and Messrs. Crews and Powers qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

The Audit Committee met eight times during fiscal 2017. These meetings included periodic executive sessions with our independent registered public accounting firm, our internal auditor and management. During fiscal 2017, the Audit Committee was updated no less than quarterly on management's process to assess the adequacy of our system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for appointing, compensating, retaining and overseeing our independent auditor. The Audit Committee evaluates the independence, qualifications and performance of our independent auditor each year, and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers, among other factors, the quality and efficiency of the services provided by the auditor and its capabilities, technical expertise and knowledge of our operations. Based on this evaluation, the Audit Committee has retained Ernst & Young LLP as our independent auditor for fiscal 2018 and the Board is recommending that our stockholders ratify this appointment.

The Audit Committee oversees our financial reporting process on behalf of the Board. Management has primary responsibility for establishing and maintaining adequate internal financial controls over financial reporting, for preparing our financial statements and for the public reporting process. Ernst & Young LLP, our independent registered public accounting firm for fiscal 2017, is responsible for expressing opinions that (a) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (b) we maintained, in all material respects, effective internal control over financial reporting as of September 30, 2017.

In this context, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements for the year ended September 30, 2017 with management,

- discussed with the independent auditor those matters required to be discussed by auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB"), and

- received the written disclosures and the letter from the independent auditor as required by applicable requirements of the PCAOB regarding the independent auditors' communication with the Audit Committee concerning independence and has discussed with the independent auditor its independence.

Based on the reviews and discussion described in this report, the Audit Committee recommended to the Board (and the Board approved) that the audited consolidated financial statements be included in the annual report on Form 10-K for the fiscal year ended September 30, 2017 for filing with the SEC.

> Gracia C. Martore, Chairman
> J. Powell Brown
> Terrell K. Crews
> Russell M. Currey
> Timothy H. Powers

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents (in thousands of dollars) the aggregate fees billed in each of the last two fiscal years for professional services rendered by our independent registered public accounting firm, Ernst & Young LLP, and its affiliates.

	2017 ($)[4]	2016 ($)[4]
Audit fees[1]	13,182	10,706
Audit-related fees[2]	5,131	681
Tax fees[3]	5,386	6,249
All other fees	–	–
Total fees paid to auditor	23,699	17,636

(1) Audit fees consist primarily of fees related to professional services rendered for the audit of our annual financial statements included in our Form 10-K and the review of interim financial statements included in our quarterly reports on Form 10-Q, accounting consultations to the extent necessary for Ernst & Young to fulfill its responsibility under generally accepted auditing standards, as well as services in connection with other statutory and regulatory filings.

(2) Audit-related fees consist of fees related to professional services rendered for assurance and related services that are reasonably related to the performance of the audit or review of our annual financial statements that are not included in the amounts disclosed as audit fees. For fiscal 2017, these fees primarily related to audit services provided for certain "carve-out" audits related to the sale of our dispensing business and interim reviews, due diligence services and audits required under joint venture agreements. For fiscal 2016, these fees primarily related to audit services provided for certain "carve-out" audits related to the sale of our dispensing business, audits required under joint venture agreements and due diligence services.

(3) Tax fees consist primarily of fees related to professional services rendered for tax compliance, tax advice and transfer pricing services and, additionally in fiscal 2016, as well as tax fees incurred in connection with the separation of our specialty chemicals business.

(4) All such audit fees, audit-related fees and tax fees were pre-approved by the Audit Committee.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established a policy requiring pre-approval of audit and permissible audit-related and non-audit services to be provided by the independent registered public accounting firm. The following services have been pre-approved pursuant to the policy:

- work associated with registered or unregistered securities offerings;
- statutory audits, employee benefit plan audits or other financial audit work required for non-U.S. subsidiaries that is not required for the audit under the Exchange Act;
- attest services;
- advice and consultation as to proposed or newly adopted accounting and auditing standards and interpretations, and as to financial accounting and disclosure requirements imposed by the SEC, FASB and other regulatory agencies and professional standard setting bodies;
- assistance and consultation as to questions from us, including comments or inquiries made by the SEC or other regulatory bodies;
- access to EY's internet-based accounting and reporting resources;
- assistance with understanding our internal control review and reporting obligations;
- review of information systems security and controls;
- preparation and/or review of tax returns and related tax services;
- international tax planning; and
- general federal, state and international tax planning and advice.

All other audit, audit-related and non-audit services must be specifically pre-approved by the Audit Committee or its Chairman. Engagements for our annual audit and quarterly reviews required under the Exchange Act are pre-approved annually, and the nature and dollar value of these services are periodically reviewed with the Audit Committee.

The independent registered public accounting firm and management report to the Audit Committee periodically regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that the services are within the limits approved by the Audit Committee.

OTHER IMPORTANT INFORMATION

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table lists information, as of December 6, 2017, about the number of shares of Common Stock beneficially owned by (i) each NEO, (ii) each director and director nominee, (iii) directors and executive officers as a group and (iv) any person known to us to be the beneficial owner of more than 5% of our Common Stock. Unless otherwise noted, voting power and investment power in Common Stock are exercisable solely by the named person.

Name of Beneficial Owner	Total Number of Shares of Common Stock Beneficially Owned (#)[1]	Percent of Outstanding Common Stock (%)[2]
Steven C. Voorhees	1,018,066[3]	*
Ward H. Dickson	99,884[4]	*
James B. Porter III	287,826[5]	*
Robert A. Feeser	318,526 [6]	*
Jeffrey W. Chalovich	97,864 [7]	*
Marc P. Shore	6,294	*
Timothy J. Bernlohr	24,006	*
J. Powell Brown	41,311 [8]	*
Michael E. Campbell	56,561 [9]	*
Terrell K. Crews	23,863	*
Russell M. Currey	936,737 [10]	*
John A. Luke, Jr	2,215,564 [11]	*
Gracia C. Martore	18,806 [12]	*
James E. Nevels	9,522 [13]	*
Timothy H. Powers	46,393 [14]	*
Bettina M. Whyte	46,148 [15]	*
Alan D. Wilson	20,719 [16]	*
All director nominees and executive officers as a group (20 persons including Jennifer Graham-Johnson, Kelly C. Janzen and Robert B. McIntosh)	5,710,850 [17]	2.2
FMR LLC, 245 Summer Street, Boston, MA 02210	29,429,665 [18]	11.6
The Vanguard Group, Inc., PO Box 2600, V26, Valley Forge, PA 19482-2600	24,621,230 [19]	9.7
BlackRock Inc., 55 East 52nd Street, New York, NY 10055	23,595,031 [20]	9.3
J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017	17,392,872 [21]	6.8
Capital World Investors, 333 South Hope Street, Los Angeles, CA 90071	16,591,388 [22]	6.5
State Street Corp., One Lincoln Street, Boston, MA 20111	15,941,158 [23]	6.3

*Less than 1%.

(1) Under SEC rules, a person "beneficially owns" securities if that person has or shares the power to vote or dispose of the securities. The person also "beneficially owns" securities that the person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to beneficially own the same securities, and a person may be deemed to beneficially own securities in which he or she has no financial interest. Except as shown in the footnotes to the table, the stockholders named below have the sole power to vote or dispose of the shares shown as beneficially owned by them. See "Compensation Matters – Executive Compensation – Outstanding Equity Awards at Fiscal Year-End Table" for more information concerning outstanding equity awards to our NEOs and "Board and Governance Matters – Director Compensation – Director Compensation Summary" for more information concerning outstanding equity awards to our directors.

(2) Based on 254,749,575 shares of Common Stock issued and outstanding as of December 6, 2017, plus, for each individual, the number of shares of Common Stock issuable upon exercise of outstanding stock options that are or will become exercisable on or prior to February 2, 2018 (60 days after December 6, 2017).

(3) Share balance includes (i) 15,948 shares of restricted stock beneficially owned by Mr. Voorhees that will vest January 30, 2018 and (ii) 430,566 shares issuable upon exercise of stock options beneficially owned by him.

(4) Share balance includes (i) 3,349 shares of restricted stock beneficially owned by Mr. Dickson that will vest January 30, 2018, (ii) 3,588 shares of restricted stock that will vest on February 2, 2018 and (iii) 48,483 shares issuable upon exercise of stock options beneficially owned by him.

(5) Share balance includes (i) 6,548 shares of restricted stock beneficially owned by Mr. Porter that will vest January 30, 2018 (ii) 204,260 shares issuable upon exercise of stock options beneficially owned by Mr. Porter and (iii) 41,223 shares deemed beneficially owned by Mr. Porter as trustee of a joint trust for the benefit of his wife and him.

(6) Share balance includes (i) 40,649 shares deemed beneficially owned by Mr. Feeser as trustee of a trust for the benefit of his spouse and (ii) 263,058 shares issuable upon exercise of stock options beneficially owned by him.

(7)   Share balance includes (i) 2,344 shares of restricted stock beneficially owned by Mr. Chalovich that will vest January 30, 2018, (ii) 817 shares held by his spouse and (iii) 54,859 shares issuable upon exercise of stock options beneficially owned by him.

(8)   Share balance includes (i) 27,211 shares held in a joint ownership investment account with Mr. Brown's spouse, (ii) 477 shares held by his son and (iii) 277 shares held by his daughter.

(9)   Share balance includes (i) 47,154 share units representing the same number of shares of Common Stock ("DSUs") beneficially owned by Mr. Campbell and granted under the MeadWestvaco Corporation Compensation Plan for Non -Employee Directors and the 2005 Performance Incentive Plan. The rights of each applicable former MeadWestvaco director with respect to these stock units are vested at all times, and distributions of the DSUs are required to be made in Common Stock on the earliest practicable date following the end of the calendar quarter in which the applicable director's membership on the Board is terminated and (ii) 7,149 shares held in the Deferred Compensation Plan.

(10) Share balance includes (i) 85,616 shares deemed beneficially owned by Mr. Currey as trustee of a trust for the benefit of his mother, (ii) 185,932 shares beneficially owned by Mr. Currey that are owned by Boxwood Capital, LLC, a limited liability company of which Mr. Currey is the controlling member and president and (iii) 569,565 shares owned by Mr. Currey's father for which Mr. Currey is the proxy agent.

(11) Share balance includes (i) 2,269 shares held by Mr. Luke's spouse, (ii)140,680 shares held in a family trust, and (iii) 1,577,180 shares issuable upon exercise of stock options beneficially owned by him.

(12) Share balance includes (i) 10,623 DSUs beneficially owned by Ms. Martore and (ii) 7,149 shares held in the Deferred Compensation Plan.

(13) Share balance includes 2,168 DSUs beneficially owned by Mr. Nevels.

(14) Share balance includes (i) 37,430 DSUs beneficially owned by Mr. Powers and (ii) 7,149 shares held in the Deferred Compensation Plan.

(15) Share balance includes 7,149 shares beneficially owned by Ms. Whyte held in the Deferred Compensation Plan.

(16) Share balance includes (i) 12,536 DSUs beneficially owned by Mr. Wilson and (ii) 7,149 shares held in the Deferred Compensation Plan.

(17) Ms. Graham-Johnson, Ms. Janzen and McIntosh are executive officers. Share balance includes 2,724,537 shares issuable upon exercise of stock options beneficially owned by our director nominees and executive officers.

(18) Based on a Schedule 13G filed on February 14, 2017, FRM has sole voting power over 1,082,376 of these shares and sole dispositive power over 18,824,022 of these shares.

(19) Based on a Schedule 13G filed on February 10, 2017, Vanguard has sole voting power over 397,899 of these shares, sole dispositive power over 24,185,570 of these shares, shared voting power over 46,811 of these shares and shared dispositive power over 435,660 of these shares.

(20) Based on a Schedule 13G filed on January 27, 2017, BlackRock has sole voting power over 21,092,440 of these shares and sole dispositive power over 23,595,031 of these shares.

(21) Based on a Schedule 13G filed on January 23, 2017, JP Morgan has sole voting power over 16,155,146 of these shares and sole dispositive power over 17,392,872 of these shares.

(22) Based on a Schedule 13G filed on February 13, 2017, Capital World Investors has sole voting power over 16,591,388 of these shares and sole dispositive power over 16,591,388 of these shares

(23) Based on a Schedule 13G filed on February 10, 2017, State Street has shared voting power over 11,797,611 of these shares and shared dispositive power over 15,941,158 of these shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of our records, we believe all reports required to be filed during fiscal 2017 pursuant to Section 16(a) of the Exchange Act were filed on a timely basis.

ANNUAL REPORT ON FORM 10-K

We will provide without charge, at the written request of any stockholder of record as of the record date, a copy of our annual report on Form 10-K, including the financial statements and financial statement schedule, as filed with the SEC, excluding exhibits. Requests for copies of our Form 10-K should be mailed to: WestRock Company, 1100 Abernathy Road, Suite 125, Atlanta, Georgia, 30328, Attention: Corporate Secretary. You may also access a copy of our annual report at www.westrock.com.

STOCKHOLDER PROPOSALS OR DIRECTOR NOMINATIONS FOR 2019 ANNUAL MEETING

SEC rules permit stockholders to submit proposals for inclusion in our Proxy Statement and form of proxy if the stockholder and the proposal meet the requirements specified in Rule 14a-8 under the Exchange Act. To be considered for inclusion in next year's Proxy Statement, a stockholder proposal submitted in accordance with Rule 14a-8 must be received by us at our principal executive offices by no later than August 21, 2018.

Our Bylaws provide that any stockholder proposal, including director nominations, that is not submitted for inclusion in next year's Proxy Statement under Rule 14a-8, but is instead sought to be presented directly at next year's annual meeting of stockholders must be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting. In each case, the notice must include the information specified in the Bylaws. If the 2019 annual meeting is held more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the seventh day following the day on which public announcement of the date of such meeting is first made by us. Stockholders will vote at the Annual Meeting on the matters summarized in this Proxy Statement.

Accordingly, to submit any such proposal, stockholders must submit the required notice no earlier than the close of business on October 5, 2018 and no later than the close of business on November 5, 2018, except as described above.

The mailing address of our principal executive offices is 1000 Abernathy Road, Suite 125, Atlanta, GA 30328. Proposals should be addressed to the attention of the Corporate Secretary.

FREQUENTLY ASKED QUESTIONS REGARDING THE ANNUAL MEETING AND VOTING

When and where is the Annual Meeting?
The Annual Meeting will be held at 9:00 a.m. (local time) on February 2, 2018 at The Westin Buckhead Atlanta, 3391 Peachtree Road, N.E., Atlanta, GA 30326.

What is the purpose of the Annual Meeting?
Stockholders will vote at the Annual Meeting on the matters summarized in this Proxy Statement.

Why am I receiving these proxy materials?
You received these proxy materials because you are a Company stockholder and the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that we are required to provide you under SEC rules and is designed to assist you in voting your shares.

What is included in these proxy materials? What is a Proxy Statement and what is a proxy?
The proxy materials for the Annual Meeting include the Notice of Annual Meeting, this Proxy Statement and our annual report. If you received a paper copy of these materials, the proxy materials also include a proxy card or voting instruction form. A Proxy Statement is a document that SEC regulations require us to give you when we ask you to sign a proxy designating individuals to vote on your behalf. A proxy is your legal designation of another person to vote your shares, and that other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. We have designated Mr. Voorhees and Mr. Robert B. McIntosh, our General Counsel and Corporate Secretary, as proxies for the Annual Meeting.

What does it mean if I receive more than one notice, proxy materials email or proxy card?
It means you have multiple accounts with brokers and/or our transfer agent. You will need to vote separately with respect to each notice, proxy materials email or proxy card you receive.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?
Instead of mailing a printed copy of the proxy materials to each stockholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Stockholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of the proxy materials, you should follow the instructions in the notice for requesting those materials.

Who may vote?
You may vote if you owned Common Stock as of the close of business on December 6, 2017, the record date.

How may I vote?
You may vote by any of the following methods:

- Internet – follow the instructions on your notice, proxy and/or voting instruction card or email notice.
- Phone – follow the instructions on your notice, proxy and/or voting instruction card or email notice.
- Mail – complete sign and return the proxy and/or voting instruction card provided.
- In Person – all registered stockholders may vote in person at the Annual Meeting. Beneficial holders may also vote in person at the Annual Meeting if they have a legal proxy.

When voting on proposals, you may vote "for" or "against" the item or you may abstain from voting. You are not entitled to appraisal or dissenters' rights for any matter being voted on at the Annual Meeting.

Can I change my vote or revoke my proxy after I vote?

You may change your vote at any time before the polls close at the Annual Meeting by:

- voting again by telephone or over the Internet prior to 11:59 p.m., EST., on February 1, 2018,
- giving written notice to our Corporate Secretary,
- delivering a later-dated proxy or
- voting in person at the Annual Meeting.

You may also revoke your proxy before it is voted at the Annual Meeting by using one of the methods listed above.

How many votes am I entitled to?

You are entitled to one vote for each share of Common Stock you own.

What constitutes a quorum at the Annual Meeting, and why is a quorum required?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the record date will constitute a quorum. A quorum of stockholders is necessary to hold a valid meeting.

How many shares of Common Stock were outstanding on the record date?

254,749,575 shares.

What vote is required to approve each proposal?

Proposal	Vote Required	Abstentions	Broker Non-Votes Allowed
1. Election of 12 Directors	Majority of votes cast (for each director)	No effect	No
2. Say on Pay	Majority of shares present in person or represented by proxy and entitled to vote	Vote against	No
3. Amended STI Plan	Majority of shares present in person or represented by proxy and entitled to vote	Vote against	No
4. Amended LTI Plan	Majority of shares present in person or represented by proxy and entitled to vote	Vote Against	No
5. Ratification of Auditor	Majority of shares present in person or represented by proxy and entitled to vote	Vote against	Yes

Will any other business be conducted at the Annual Meeting?

Management is not aware of any items, other than those referred to in this Proxy Statement, that may properly come before the Annual Meeting.

What is the difference between holding shares as a "registered holder" and as a "beneficial holder"?

These terms describe the manner in which your shares are held. If your shares are registered directly in your name with our transfer agent, you are a registered holder. If your shares are held in the name of a bank, brokerage or other nominee as custodian on your behalf, you are a beneficial holder.

What if I am a beneficial holder and do not give voting instructions to my broker?

As a beneficial holder, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank, broker or other nominee by the deadline provided in the materials you receive from your bank, broker or other nominee. If you do not provide voting instructions to your bank, broker or other nominee, whether your shares can be voted by such person depends on the type of item being considered for vote. Proposals #1, #2, #3 and #4 are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial holders. Proposal #5 is a discretionary item. Generally, banks, brokers and other nominees that do not receive voting instructions from beneficial holders may vote on this proposal in their discretion.

What is householding?

Beneficial holders who share a single address may receive only one copy of the notice or the proxy materials, as the case may be, unless their broker, bank or other nominee has received contrary instructions from any beneficial holder at that address. This is known as householding. If any beneficial holder(s) sharing a single address wishes to discontinue householding and/or receive a separate copy of the notice or the proxy materials, as the case may be, or wish to enroll in householding, they should contact their broker, bank or other nominee directly. Alternatively, if any such beneficial holders wishes to receive a separate copy of the proxy materials, we will deliver them promptly upon written request to WestRock Company, 1000 Abernathy Road, Suite 125, Atlanta, Georgia 30328, Attention: Corporate Secretary.

When will the Company announce the voting results?

We will announce preliminary voting results at the Annual Meeting. We will report the final results on our website and in a current report on Form 8-K filed with the SEC.

NON-GAAP RECONCILIATIONS

This Proxy Statement includes references to the non-GAAP financial measure consolidated "EBITDA". We believe segment income is the most directly comparable GAAP measure. A reconciliation is provided below.

	Fiscal 2017 (in $millions)
Segment income	1,193.5
Non-allocated expenses	(43.5)
Depreciation and amortization	1,116.6
	2,266.6
Plus: adjustments [1]	101.1
Consolidated EBITDA	2,367.7

(1) Significant items include LIFO, inventory step-up and certain litigation.

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WESTROCK COMPANY
SECOND AMENDED AND RESTATED ANNUAL EXECUTIVE BONUS PLAN
EFFECTIVE AS OF OCTOBER 26, 2017

§ 1

PURPOSE AND BACKGROUND

The purpose of the Plan is to promote the interests of the Company and its stockholders by establishing a compensation plan to provide selected employees with the opportunity to earn incentive awards that are tied to the achievement of specific performance objectives and that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code.

The material terms of the Plan were originally approved by the Company's stockholders on January 25, 2002. The Plan was amended and restated on October 1, 2012, and the material terms of the amended and restated Plan were approved by the Company's stockholders on January 25, 2013. On October 26, 2017, the Committee approved this second amendment and restatement of the Plan.

§ 2

DEFINITIONS

1.1.   Business Criteria. The term "Business Criteria" for purposes of this Plan means criteria that relate to (1) return over capital costs or increases in return over capital costs, (2) return on invested capital or increases in return on invested capital, (3) operating performance or operating performance improvement, (4) safety record, (5) customer satisfaction or customer engagement surveys, (6) total earnings or the growth in such earnings, (7) consolidated earnings or the growth in such earnings, (8) earnings per share or the growth in such earnings, (9) net earnings or income or the growth in such earnings or income, (10) earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings, (11) earnings before interest and taxes or the growth in such earnings, (12) consolidated net income or the growth in such income, (13) the value of the Company's common stock or the growth in such value, (14) the Company's stock price or the growth in such price, (15) the weight or volume of paperboard or container board produced or converted by the Company, (16) return on assets or equity or the growth on such returns, (17) cash flow or the growth in such cash flow, (18) the Company's total shareholder return or the growth in such return, (19) expenses or the reduction of such expenses, (20) sales or sales growth, (21) overhead ratios or changes in such ratios, (22) expense-to-sales ratios or the changes in such ratios or (22) economic value added or changes in such value added.

1.2.   Code. The term "Code" for purposes of this Plan means the Internal Revenue Code of 1986, as amended from time to time.

1.3.   Committee. The term "Committee" for purposes of this Plan means the Compensation Committee of the Board of Directors of WestRock Company or, if all the members of such Committee fail to satisfy the requirements to be an "outside director" under Section § 162(m) of the Code, a sub-committee of such committee that consists solely of members who satisfy such requirements.

1.4.   Company. The term "Company" for purposes of this Plan means WestRock Company, a Delaware corporation, and any successor to WestRock Company.

1.5   Covered Executive. A "Covered Executive" for purposes of this Plan means for each Fiscal Year the Company's chief executive officer and each other executive officer who is treated under § 162(m) of the Code as a "covered employee" for such Fiscal Year.

1.6.   Fiscal Year. The term "Fiscal Year" for purposes of this Plan means the Company's fiscal year.

1.7.   Participant. The term "Participant" for purposes of this Plan means for each Fiscal Year each individual who is designated as such by the Committee under § 3.

1.8.   Performance Goals. The term "Performance Goals" for purposes of this Plan means the goal, or the combination of goals, set under § 4 by the Committee for each Participant for each Fiscal Year with respect to the Business Criteria selected by the Committee for such Fiscal Year.

1.9.   Plan. The term "Plan" means this WestRock Company Second Amended and Restated Annual Executive Bonus Plan as in effect from time to time.

§ 3

PARTICIPATION

The Committee for each Fiscal Year shall have the right to designate any executive officer of the Company, including the Company's chief executive officer, and any other employee of the Company who the Committee deems a key employee as a Participant in this Plan provided such designation is made no later than 90 days after the beginning of such Fiscal Year.

§ 4

PERFORMANCE GOALS

The Committee shall set forth in writing the Performance Goals for each Participant for each Fiscal Year no later than 90 days after the beginning of such Fiscal Year based on such Business Criteria as the Committee deems appropriate under the circumstances. The Committee shall have the right to use different Business Criteria for different Participants, and the Committee shall have the right to set different Performance Goals for Participants whose goals look to the same Business Criteria. The Business Criteria for a Participant who is the Company's chief executive officer shall be based on the Company's company-wide performance while the Business Criteria for each other Participant may be based on company-wide performance, segment-specific, division-specific or other business unit-specific performance (where the Committee can apply the Business Criteria on such basis), department-specific performance, plant or facility-specific performance, personal performance or on any combination of such criteria. When the Committee sets the Performance Goals for a Participant, the Committee shall establish the general, objective rules that the Committee will use to determine the extent, if any, that a Participant's Performance Goals have been met and the specific, objective rules, if any, regarding any exceptions to the use of such general rules, and any such specific, objective rules may be designed as the Committee deems appropriate to take into account any items of an unusual nature or of infrequency of occurrence or one-time or other non-recurring items of income or expense or gain or loss or any events, transactions or other circumstances that the Committee deems relevant in light of the nature of the Performance Goals set for the Participant or the assumptions made by the Committee regarding such goals. A Performance Goal may be set in any manner determined by the Committee, including looking to achievement on an absolute or relative basis in relation to peer groups or indices. Further, the Committee may express any goal in alternatives, or in a range of alternatives, as the Committee deems appropriate or helpful, such as including or excluding (1) any acquisitions or dispositions, restructurings, discontinued operations, items of an unusual nature or of infrequency of occurrence, and other unusual or non-recurring charges, (2) any event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (3) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

§ 5

CERTIFICATION, PAYMENT AND EMPLOYMENT CONDITION

The Committee at the end of each Fiscal Year shall certify in writing the extent, if any, to which the Performance Goals set for each Participant for such Fiscal Year have been met and shall determine the bonus payable to each Participant based on the extent, if any, to which he or she met his or her Performance Goals. However, the Committee shall have the right to reduce the bonus payable to each Participant in the Committee's absolute discretion. No Participant shall have a right to the payment of a bonus for any Fiscal Year if his or her employment with the Company has terminated for any reason whatsoever before the last day of the Fiscal Year unless the Committee in the exercise of its absolute discretion affirmatively directs the Company to pay such bonus to, or on behalf of, such Participant. Finally, if the Committee certifies that a bonus is payable to a Participant for any Fiscal Year, such bonus shall be paid in cash as soon as practical after such certification has been made, but in no event later than the 15th day of March following the end of such Fiscal Year, unless a Participant has elected to defer payment of all or part of such bonus in accordance with the requirements of § 409A of the Code 6.

BONUS CAP

In no event shall the maximum amount payable to any Participant with respect to any Fiscal Year (including any part thereof) under this Plan exceed $10,000,000. However, the Committee shall have the discretion to set a lower cap on the bonus payable to any Participant for any Fiscal Year.

§ 7

ADMINISTRATION

The Committee shall have the power to interpret and administer this Plan as the Committee in its absolute discretion deems in the best interest of the Company, and the Committee to the extent the Committee deems in the Company's best interest shall do so in a manner which is intended to protect the Company's right to deduct any bonus payable to a Covered Executive in light of § 162(m) of the Code.

§ 8

AMENDMENT AND TERMINATION

The Committee shall have the power to amend this Plan from time to time as the Committee deems necessary or appropriate and to terminate this Plan if the Committee deems such termination in the best interest of the Company.

§ 9

MISCELLANEOUS

9.1.   General Assets. Any bonus payable under this Plan shall be paid exclusively from the Company's general assets.

9.2.   General Creditor Status. The status of each Participant with respect to his or her claim for the payment of a bonus under this Plan shall be the same as the status of a general and unsecured creditor of the Company.

9.3.   No Assignment. No Participant shall have the right to assign or otherwise alienate or commute all or any part of the bonus which might be payable to such Participant under this Plan, and any attempt to do so shall be null and void.

9.4.   No Contract of Employment. The designation of any individual as a Participant in this Plan shall not constitute an agreement by the Company to employ any such individual for any period of time or affect the Company's right to terminate his or her employment at any time and for any reason or for no reason.

9.5   Alternative Performance Periods. In the event (i) of a merger, acquisition or similar transaction during a Fiscal Year, (ii) that an individual otherwise becomes an executive officer during a Fiscal Year or (iii) in other circumstances as may be determined by the Committee, the Committee may provide for bonuses payable under the Plan measured by performance over the balance of the Fiscal Year or such other period that the Committee determines appropriate; provided that if performance is measured over a period of less than 12 months, the Committee shall designate the eligible executive officers and establish the Performance Goals within the first 25% of the applicable period, and the maximum bonus payable under Section 6 shall be adjusted in proportion to the length of the performance period.

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WESTROCK COMPANY

AMENDED AND RESTATED 2016 INCENTIVE STOCK PLAN

§ 1.
BACKGROUND AND PURPOSE

The purpose of this Plan is to promote the interest of the Company by authorizing the Committee to grant Options and Stock Appreciation Rights and to make Stock Grants, Stock Unit Grants and Cash Bonus Incentives to Eligible Employees and Eligible Directors in order to (1) attract and retain Eligible Employees and Eligible Directors, (2) provide an additional incentive to each Eligible Employee or Eligible Director to work to increase the value of Stock and (3) provide each Eligible Employee or Eligible Director with a stake in the future of the Company which corresponds to the stake of each of the Company's stockholders.

§ 2.
DEFINITIONS

2.1 Affiliate — means any organization (other than a Subsidiary) that would be treated as under common control with the Company under § 414(c) of the Code if "50 percent" were substituted for "80 percent" in the income tax regulations under § 414(c) of the Code.

2.2 Board — means the Board of Directors of the Company.

2.3 Cash Bonus Incentive — means a cash bonus incentive granted under § 9.5.

2.4 Cash Bonus Incentive Certificate — means the certificate (whether in electronic or written form) which sets forth the terms and conditions of a Cash Bonus Incentive granted under this Plan.

2.5 Change Effective Date — means either the date which includes the "closing" of the transaction which makes a Change in Control effective if the Change in Control is made effective through a transaction which has a "closing" or the date a Change in Control is reported in accordance with applicable law as effective to the Securities and Exchange Commission if the Change in Control is made effective other than through a transaction which has a "closing".

2.6 Change in Control — means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the 1934 Act as in effect at the time of such "change in control", provided that a change in control shall in all events be deemed to have occurred at such time as

(a) any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the 1934 Act), is or becomes the beneficial owner (as defined in Rule 13d-3 under the 1934 Act) directly or indirectly, of securities representing 20% or more of the combined voting power for election of directors of the then outstanding securities of the Company or any successor to the Company;

(b) during any period of two consecutive years or less, individuals who at the beginning of such period constitute the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

(c) the consummation of any reorganization, merger, consolidation or share exchange which results in the common stock of the Company being changed, converted or exchanged into or for securities of another corporation (other than a merger with a wholly-owned subsidiary of the Company) or any dissolution or liquidation of the Company or any sale or the disposition of 50% or more of the assets or business of the Company; or

(d) the consummation of any reorganization, merger, consolidation or share exchange unless (A) the persons who were the beneficial owners of the outstanding shares of the common stock of the Company immediately before the consummation of such transaction beneficially own more than 50% of the outstanding shares of the common stock of the successor or survivor corporation in such transaction immediately following the consummation of such transaction and (B) the number of shares of the common stock of such successor or survivor corporation beneficially owned by the persons described in § 2.4(d)(A) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned shares of the Company common stock immediately before the consummation of such transaction, provided (C) the percentage described in § 2.4(d)(A) of the beneficially owned shares of the successor or survivor corporation and the number described in § 2.4 (d)(B) of the beneficially owned shares of the successor or survivor corporation shall be determined exclusively by reference to the shares of the successor or survivor corporation which result from the beneficial ownership of shares of common stock of the Company by the persons described in § 2.4(d)(A) immediately before the consummation of such transaction.

2.7 Code — means the Internal Revenue Code of 1986, as amended.

2.8 Committee — means a committee of the Board which shall have at least two members, each of whom shall be appointed by and shall serve at the pleasure of the Board and shall come within the definition of a "non-employee director" under Rule 16b-3 and an "outside director" under § 162(m) of the Code.

2.9 Company — means WestRock Company and any successor to WestRock Company.

2.10 Eligible Director — means any member of the Board who is not an employee of the Company or a Parent or Subsidiary or affiliate (as such term is defined in Rule 405 of the 1933 Act) of the Company.

2.11 Eligible Employee — means an employee of the Company or any Subsidiary or Parent or Affiliate to whom the Committee decides for reasons sufficient to the Committee to make a grant under this Plan. For purposes of the Plan, an employee of any single-member limited liability company that is disregarded as a separate entity for federal income tax purposes will be considered to be employed by the entity that owns such limited liability company.

2.12 Fair Market Value — means, as of any date on which the fair market value of the stock is to be determined, either (a) the closing price on such date for a share of Stock as reported on the New York Stock Exchange or other national exchange on which the Shares are then traded, or, if no such closing price is available on such date, (b) such closing price for the immediately preceding business day, or, if no such closing price or if no such price quotation is available, (c) the price which the Committee acting in good faith determines through any reasonable valuation method that a share of Stock might change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of the relevant facts.

2.13 ISO — means an option granted under this Plan to purchase Stock which is intended to satisfy the requirements of an "incentive stock option" under § 422 of the Code.

2.14 1933 Act — means the Securities Act of 1933, as amended.

2.15 1934 Act — means the Securities Exchange Act of 1934, as amended.

2.16 Non-ISO — means an option granted under this Plan to purchase Stock which is not intended to satisfy the requirements of § 422 of the Code.

2.17 Option — means an ISO or a Non-ISO which is granted under § 7.

2.18 Option Certificate — means the certificate (whether in electronic or written form) which sets forth the terms and conditions of an Option granted under this Plan.

2.19 Option Price — means the price which shall be paid to purchase one share of Stock upon the exercise of an Option granted under this Plan.

2.20 Parent — means any corporation which is a parent corporation (within the meaning of § 424(e) of the Code) of the Company.

2.21 Plan — means this WestRock Company 2016 Incentive Stock Plan, as amended and restated herein, as effective as of the date approved by the stockholders of the Company and as amended from time to time thereafter.

2.22 Rule 16b-3 — means the exemption under Rule 16b-3 to Section 16(b) of the 1934 Act or any successor to such rule.

2.23 <u>SAR Value</u> — means the value assigned by the Committee to a share of Stock in connection with the grant of a Stock Appreciation Right under § 8.

2.24 <u>Stock</u> — means the common stock at par value $.01 per share, of the Company.

2.25 <u>Stock Appreciation Right</u> — means a right which is granted under § 8 to receive a payment equal to the appreciation in a share of Stock from the date of grant.

2.26 <u>Stock Appreciation Right Certificate</u> — means the certificate (whether in electronic or written form) which sets forth the terms and conditions of a Stock Appreciation Right which is not granted as part of an Option.

2.27 <u>Stock Grant</u> — means a grant under § 9 which is designed to result in the issuance of the number of shares of Stock described in such grant, rather than a payment in cash based on the Fair Market Value of such shares of Stock.

2.28 <u>Stock Grant Certificate</u> — means the certificate (whether in electronic or written form) which sets forth the terms and conditions of a Stock Grant or a Stock Unit Grant.

2.29 <u>Stock Unit Grant</u> — means a grant under § 9 which is designed to result in the payment of cash based on the Fair Market Value of the number of shares of Stock described in such grant, rather than the issuance of the number of shares of Stock described in such grant.

2.30 <u>Subsidiary</u> — means a corporation which is a subsidiary corporation (within the meaning of § 424(f) of the Code) of the Company. For purposes of the Plan, a "corporation" includes any noncorporate entity that is treated as a corporation under §7701 of the Code.

2.31 <u>Ten Percent Stockholder</u> — means a person who owns (after taking into account the attribution rules of § 424(d) of the Code) more than ten percent of the total combined voting power of all classes of stock of either the Company, a Subsidiary or Parent.

§ 3.
SHARES AND GRANT LIMITS

3.1 <u>Shares Reserved</u>. There shall (subject to § 13) be reserved for issuance under this Plan 11,700,000 shares of Stock.

3.2 <u>Source of Shares</u>. The shares of Stock described in § 3.1 shall be reserved to the extent that the Company deems appropriate from authorized but unissued shares of Stock and from shares of Stock which have been reacquired by the Company. All shares of Stock described in § 3.1 shall remain available for issuance under this Plan until issued pursuant to the exercise of an Option or a Stock Appreciation Right or issued pursuant to a Stock Grant, and any such shares of stock which are issued pursuant to an Option, a Stock Appreciation Right or a Stock Grant which are forfeited, cancelled, expired, or for which cash is paid out rather than shares thereafter shall again become available for issuance under this Plan. If the Option Price under an Option is paid in whole or in part in shares of Stock, if shares of Stock are tendered to or withheld by the Company in satisfaction of any condition to a Stock Grant, if shares of Stock are tendered to or withheld by the Company to satisfy any tax withholding under § 16.3, such shares thereafter shall not become available for future grants under this Plan. Finally, if shares are issued or cash is paid pursuant to the exercise of a Stock Appreciation Right, the number of shares deemed issued upon such exercise for purposes of this § 3.2 shall be the full number of shares with respect to which appreciation is measured under the exercised Stock Appreciation Right.

3.3 <u>Use of Proceeds</u>. The proceeds which the Company receives from the sale of any shares of Stock under this Plan shall be used for general corporate purposes and shall be added to the general funds of the Company.

3.4 <u>Grant Limits</u>. No Eligible Employee in any calendar year shall be granted an Option to purchase (subject to § 13) more than 750,000 shares of Stock or a Stock Appreciation Right based on the appreciation with respect to (subject to § 13) more than 750,000 shares of Stock, and no Stock Grant or Stock Unit Grant shall be made to any Eligible Employee in any calendar year where the Fair Market Value (as measured by the maximum number of shares subject to the award) of the Stock subject to such grant on the date of the grant exceeds $25,000,000. No Eligible Director in any calendar year shall be granted an Option to purchase (subject to § 13) more than 250,000 shares of Stock or a Stock Appreciation Right based on the appreciation with respect to (subject to § 13) more than 250,000 shares of Stock, and no Stock Grant or Stock Unit Grant shall be made to any Eligible Director in any calendar year where the Fair Market Value of the Stock subject to such grant on the date of the grant exceeds $3,000,000. For clarity, if an Eligible Director becomes an Eligible Employee during a fiscal year, he or she shall no longer be eligible to receive grants as an Eligible Director but may receive grants as an Eligible Employee up to the maximum annual grant limits applicable to Eligible Employees. If the Committee pays a cash bonus to an Eligible Employee or Eligible Director pursuant to a Cash Bonus Incentive granted under § 9.5(a), such cash bonus payable (without regard to an election to defer receipt of payment) in any calendar year shall not exceed $25,000,000 in the case of an Eligible Employee and $3,000,000 in the case of an Eligible Director. Notwithstanding any provision in this Plan to the contrary, in the event that the foregoing calendar year limitations are no longer relevant in determining whether or not the Company is permitted to claim a Federal income tax deduction with respect to grants made to "covered employees" (within the meaning of Section 162(m) of the Code), such limitations shall cease to apply to any individual who is not an Eligible Director. The number of shares of Stock issuable under ISOs shall not exceed the number of shares set forth in Section 3.1.

§ 4.
EFFECTIVE DATE

The effective date of this Plan shall be the date the stockholders of the Company (acting at a duly called meeting of such stockholders) approve the adoption of this Plan.

§ 5.
COMMITTEE

This Plan shall be administered by the Committee. The Committee acting in its absolute discretion shall exercise such powers and take such action as expressly called for under this Plan and, further, the Committee shall have the power to interpret this Plan and (subject to § 14 and § 15 and Rule 16b-3) to take such other action in the administration and operation of this Plan as the Committee deems equitable under the circumstances, which action shall be binding on the Company, on each affected Eligible Employee or Eligible Director and on each other person directly or indirectly affected by such action. Furthermore, the Committee as a condition to making any grant under this Plan to any Eligible Employee or Eligible Director shall have the right to require him or her to execute an agreement which makes the Eligible Employee or Eligible Director subject to non-competition provisions and other restrictive covenants which run in favor of the Company. Subject to the limitations of the Delaware Corporation Law, the Committee may delegate its authority under the Plan to one or more officers of the Company.

§ 6.
ELIGIBILITY

Only Eligible Employees who are employed by the Company or a Subsidiary or Parent shall be eligible for the grant of ISOs under this Plan. All Eligible Employees and all Eligible Directors shall be eligible for the grant of Non-ISOs and Stock Appreciation Rights and for Stock Grants, Stock Unit Grants and Cash Bonus Incentives under this Plan.

§ 7.
OPTIONS

7.1 Committee Action. The Committee acting in its absolute discretion shall have the right to grant Options to Eligible Employees and to Eligible Directors under this Plan from time to time to purchase shares of Stock, but the Committee shall not (subject to § 13) take any action, whether through amendment, cancellation, replacement grants, or any other means, to reduce the Option Price of any outstanding Options absent approval of the Company's stockholders or to effect a cash buyout of any outstanding Option which has an Option Price per share in excess of the then Fair Market Value per share. Each grant of an Option to an Eligible Employee or Eligible Director shall be evidenced by an Option Certificate, and each Option Certificate shall set forth whether the Option is an ISO or a Non-ISO and shall set forth such other terms and conditions of such grant as the Committee acting in its absolute discretion deems consistent with the terms of this Plan; however, (a) if the Committee grants an ISO and a Non-ISO to an Eligible Employee on the same date, the right of the Eligible Employee to exercise the ISO shall not be conditioned on his or her failure to exercise the Non-ISO and (b) if the only condition to exercise of the Option is the completion of a period of service, such period of service shall be no less than the one (1) year period which starts on the date as of which the Option is granted unless the Committee determines that a shorter period of service (or no period of service) better serves the Company's interest.

7.2 <u>$100,000 Limit</u>. No Option shall be treated as an ISO to the extent that the aggregate Fair Market Value of the Stock subject to the Option which would first become exercisable in any calendar year exceeds $100,000. Any such excess shall instead automatically be treated as a Non-ISO. The Committee shall interpret and administer the ISO limitation set forth in this § 7.2 in accordance with § 422(d) of the Code, and the Committee shall treat this § 7.2 as in effect only for those periods for which § 422(d) of the Code is in effect.

7.3 <u>Option Price</u>. The Option Price for each share of Stock subject to an Option shall be no less than the Fair Market Value of a share of Stock on the date the Option is granted; provided, however, if the Option is an ISO granted to an Eligible Employee who is a Ten Percent Stockholder, the Option Price for each share of Stock subject to such ISO shall be no less than 110% of the Fair Market Value of a share of Stock on the date such ISO is granted.

7.4 <u>Payment</u>. The Option Price shall be payable in full upon the exercise of any Option and, at the discretion of the Committee, an Option Certificate can provide for the payment of the Option Price either (a) in cash, or (b) by check, or (c) in Stock which is acceptable to the Committee, or (d) through any cashless exercise procedure which is effected by an unrelated broker through a sale of Stock in the open market and which is acceptable to the Committee, or (e) through any cashless exercise procedure which is acceptable to the Committee, or (f) in any combination of such forms of payment. Any payment made in Stock shall be treated as equal to the Fair Market Value of such Stock on the date the certificate for such Stock (or proper evidence of such certificate) is presented to the Committee or its delegate in such form as acceptable to the Committee. Any method for the payment of the Option Price permitted pursuant to this § 7.4 may be used for the payment of any withholding requirements under § 16.3. Each Option Certificate shall be deemed to include the right to pay the Option Price in accordance with the procedure described in § 7.4(c) or § 7.4(e).

7.5 <u>Exercise</u>.

(a) <u>Exercise Period</u>. Each Option granted under this Plan shall be exercisable in whole or in part at such time or times as set forth in the related Option Certificate, but no Option Certificate shall make an Option exercisable on or after the earlier of

    (1) the date which is the fifth anniversary of the date the Option is granted, if the Option is an ISO and the Eligible Employee is a Ten Percent Stockholder on the date the Option is granted, or

    (2) the date which is the tenth anniversary of the date the Option is granted, if the Option is (a) a Non-ISO or (b) an ISO which is granted to an Eligible Employee who is not a Ten Percent Stockholder on the date the Option is granted.

(b) <u>Termination of Status as Eligible Employee or Eligible Director</u>. Subject to § 7.5(a), an Option Certificate may provide for the exercise of an Option after an Eligible Employee's or an Eligible Director's status as such has terminated for any reason whatsoever, including death or disability.

§ 8.
STOCK APPRECIATION RIGHTS

8.1 <u>Committee Action</u>. The Committee acting in its absolute discretion shall have the right to grant Stock Appreciation Rights to Eligible Employees and to Eligible Directors under this Plan from time to time, but the Committee shall not (subject to § 13) take any action, whether through amendment, cancellation, replacement grants, or any other means, to reduce the SAR Value of any outstanding Stock Appreciation Rights absent approval of the Company's stockholders or to effect a cash buyout of any outstanding Stock Appreciation Rights which has an SAR Value per share in excess of the then Fair Market Value per share of Stock on which the right to appreciation is based. Each Stock Appreciation Right grant shall be evidenced by a Stock Appreciation Right Certificate or, if such Stock Appreciation Right is granted as part of an Option, shall be evidenced by the Option Certificate for the related Option.

8.2   Terms and Conditions.

(a)   Stock Appreciation Right Certificate. If a Stock Appreciation Right is granted independent of an Option, such Stock Appreciation Right shall be evidenced by a Stock Appreciation Right Certificate, and such certificate shall set forth the number of shares of Stock on which the Eligible Employee's or Eligible Director's right to appreciation shall be based and the SAR Value of each share of Stock. Such SAR Value shall be no less than the Fair Market Value of a share of Stock on the date that the Stock Appreciation Right is granted. The Stock Appreciation Right Certificate shall set forth such other terms and conditions for the exercise of the Stock Appreciation Right as the Committee deems appropriate under the circumstances, but no Stock Appreciation Right Certificate shall make a Stock Appreciation Right exercisable on or after the date which is the tenth anniversary of the date such Stock Appreciation Right is granted.

(b)   Option Certificate. If a Stock Appreciation Right is granted together with an Option, such Stock Appreciation Right shall be evidenced by an Option Certificate, the number of shares of Stock on which the Eligible Employee's or Eligible Director's right to appreciation shall be based shall be the same as the number of shares of Stock subject to the related Option, and the SAR Value for each such share of Stock shall be no less than the Option Price under the related Option. Each such Option Certificate shall provide that the exercise of the Stock Appreciation Right with respect to any share of Stock shall cancel the Eligible Employee's or Eligible Director's right to exercise his or her Option with respect to such share and, conversely, that the exercise of the Option with respect to any share of Stock shall cancel the Eligible Employee's or Eligible Director's right to exercise his or her Stock Appreciation Right with respect to such share. A Stock Appreciation Right which is granted as part of an Option shall be exercisable only while the related Option is exercisable. The Option Certificate shall set forth such other terms and conditions for the exercise of the Stock Appreciation Right as the Committee deems appropriate under the circumstances.

(c)   Minimum Period of Service. If the only condition to exercise of a Stock Appreciation Right is the completion of a period of service, such period of service shall be no less than the one (1) year period which starts on the date as of which the Stock Appreciation Right is granted unless the Committee determines that a shorter period of service (or no period of service) better serves the Company's interest.

8.3   Exercise. A Stock Appreciation Right shall be exercisable only when the Fair Market Value of a share of Stock on which the right to appreciation is based exceeds the SAR Value for such share, and the payment due on exercise shall be based on such excess with respect to the number of shares of Stock to which the exercise relates.

An Eligible Employee or Eligible Director upon the exercise of his or her Stock Appreciation Right shall receive a payment from the Company in cash or in Stock issued under this Plan, or in a combination of cash and Stock, and the number of shares of Stock issued shall be based on the Fair Market Value of a share of Stock on the date the Stock Appreciation Right is exercised. The Committee acting in its absolute discretion shall have the right to determine the form and time of any payment under this § 8.3.

§ 9.
STOCK GRANTS

9.1 Committee Action. The Committee acting in its absolute discretion shall have the right to make Stock Grants and Stock Unit Grants to Eligible Employees and to Eligible Directors. Each Stock Grant and each Stock Unit Grant shall be evidenced by a Stock Grant Certificate, and each Stock Grant Certificate shall set forth the conditions, if any, under which Stock will be issued under the Stock Grant or cash will be paid under the Stock Unit Grant and the conditions under which the Eligible Employee's or Eligible Director's interest in any Stock which has been issued will become non-forfeitable. As determined by the Committee, a Stock Grant may result in either (a) an immediate transfer of shares of Stock to Eligible Employee or Eligible Director under Section 9.2(b), subject to the requirement that such shares be returned to the Company upon any conditions imposed by the Committee, or (b) a transfer of shares of Stock only upon the satisfaction of any conditions imposed by the Committee pursuant to Section 9.2(a).

9.2   Conditions.

(a)   Conditions to Issuance of Stock. The Committee acting in its absolute discretion may make the issuance of Stock under a Stock Grant subject to the satisfaction of one or more condition which the Committee deems appropriate under the circumstances for Eligible Employees or Eligible Directors generally or for an Eligible Employee or an Eligible Director in particular, and the related Stock Grant Certificate shall set forth each such condition and the deadline for satisfying each such condition. Stock subject to such a Stock Grant shall be issued in the name of an Eligible Employee or Eligible Director only after each such condition, if any, has been timely satisfied, and any Stock which is so issued shall be held by the Company pending the satisfaction of the forfeiture conditions, if any, under § 9.2(b) for the related Stock Grant.

(b)   Conditions on Forfeiture of Stock or Cash Payment. The Committee acting in its absolute discretion may make any cash payment due under a Stock Unit Grant or Stock issued in the name of an Eligible Employee or Eligible Director under a Stock Grant non-forfeitable only upon the satisfaction of one or more objective employment, performance or other condition that the Committee acting in its absolute discretion deems appropriate under the circumstances for Eligible Employees or Eligible Directors generally or for an Eligible Employee or an Eligible Director in particular, and the related Stock Grant Certificate shall set forth each such condition, if any, and the deadline, if any, for satisfying each such condition. An Eligible Employee's or an Eligible Director's non-forfeitable interest in the shares of Stock underlying a Stock Grant or the cash payable under a Stock Unit Grant shall depend on the extent to which he or she timely satisfies each such condition. If a share of Stock is issued under this § 9.2(b) before an Eligible Employee's or Eligible Director's interest in such share of Stock becomes non-forfeitable, (1) such share of Stock shall not be available for re-issuance under § 3 until such time, if any, as such share of Stock thereafter is forfeited as a result of a failure to timely satisfy a forfeiture condition and (2) the Company shall have the right to condition any such issuance on the Eligible Employee or Eligible Director first signing an irrevocable stock power in favor of the Company with respect to the forfeitable shares of Stock issued to such Eligible Employee or Eligible Director in order for the Company to effect any forfeiture called for under the related Stock Grant Certificate.

(c)   Minimum Period of Service. If the only condition to the forfeiture of a Stock Grant or a Stock Unit Grant is the completion of a period of service, such period of service shall be no less than the three (3) year period which starts on the date as of which the Stock Grant or Stock Unit Grant is made unless the Committee determines that a shorter period of service (or no period of service) better serves the Company's interest.

9.3   Dividends, Voting Rights and Creditor Status.

(a)   Cash Dividends. To the extent set forth in a Stock Grant Certificate, if a dividend is paid in cash on a share of Stock after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or an Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable, the Company shall hold such cash dividend subject to the same conditions under § 9.2(b) as the related Stock Grant and shall pay such dividend to the Eligible Employee or Eligible Director only upon satisfaction of such conditions.. In the case of a Stock Award providing for the transfer of Stock only upon the satisfaction of conditions imposed by the Committee, the Stock Grant Certificate may provide that the number of shares subject to the Stock Grant shall be automatically increased by the number of Shares that could be purchased with the dividends paid on an equivalent number of outstanding Shares.

(b)   Stock Dividends. If a stock dividend is paid on a share of Stock in Stock after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or an Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable, the Company shall hold such dividend Stock subject to the same conditions under § 9.2(b) as the related Stock Grant and shall pay such dividend to the Eligible Employee or Eligible Director only upon satisfaction of such conditions.

(c) <u>Other</u>. If a dividend (other than a dividend described in § 9.3(a) or § 9.3(b)) is paid with respect to a share of Stock after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or an Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable, the Company shall hold such dividend subject to the same conditions under § 9.2(b) as the related Stock Grant and shall pay such dividend to the Eligible Employee or Eligible Director only upon satisfaction of such conditions.

(d) <u>Voting</u>. Except as otherwise set forth in a Stock Grant Certificate, an Eligible Employee or an Eligible Director shall have the right to vote the Stock issued under his or her Stock Grant during the period which comes after such Stock has been issued under a Stock Grant but before the first date that an Eligible Employee's or Eligible Director's interest in such Stock (1) is forfeited completely or (2) becomes completely non-forfeitable.

(e) <u>General Creditor Status</u>. Each Eligible Employee and each Eligible Director to whom a Stock Unit grant is made shall be no more than a general and unsecured creditor of the Company with respect to any cash payable under such Stock Unit Grant.

9.4 <u>Satisfaction of Forfeiture Conditions</u>. A share of Stock shall cease to be subject to a Stock Grant at such time as an Eligible Employee's or an Eligible Director's interest in such Stock becomes non-forfeitable under this Plan and the Stock Grant Certificate, and the certificate or other evidence of ownership representing such share shall be transferred to the Eligible Employee or Eligible Director as soon as practicable thereafter.

9.5 <u>Performance-Based Grants and Cash Bonus Incentives</u>.

(a) <u>General</u>. The Committee may (1) make Stock Grants and Stock Unit Grants and grant Cash Bonus Incentives to Eligible Employees subject to one or more performance goals described in § 9.5(b) or otherwise, including grants which are or are not intended to result in the Stock Grant or Stock Unit Grant or Cash Bonus Incentive qualifying as "performance-based compensation" under § 162(m) of the Code or (2) make Stock Grants or Stock Unit Grants or grant Cash Bonus Incentives under such other circumstances as the Committee deems likely to result in an income tax deduction for the Company with respect to such Stock Grant or Stock Unit Grant or Cash Bonus Incentive. Each grant of a Cash Bonus Incentive to an Eligible Employee or Eligible Director shall be evidenced by a Cash Bonus Incentive Certificate. To the extent that a Stock Grant, Stock Unit Grant or Cash Bonus Incentive is intended to qualify as performance-based compensation for purposes of § 162(m) of the Code, such award shall be granted and administered in accordance with the requirements of the applicable regulations under § 162(m) of the Code, including the time period for establishing the performance goals and the requirement that the Committee certify that the performance goals have been attained before any payment is made.

(b) <u>Performance Goals</u>. A performance goal is described in this § 9.5(b) if such goal relates to (1) return over capital costs or increases in return over capital costs, (2) return on invested capital or increases in return on invested capital, (3) operating performance or operating performance improvement, (4) safety record, (5) customer satisfaction or customer engagement surveys, (6) total earnings or the growth in such earnings, (7) consolidated earnings or the growth in such earnings, (8) earnings per share or the growth in such earnings, (9) net earnings or income or the growth in such earnings or income, (10) earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings, (11) earnings before interest and taxes or the growth in such earnings, (12) consolidated net income or the growth in such income, (13) the value of the Company's common stock or the growth in such value, (14) the Company's stock price or the growth in such price, (15) the weight or volume of paperboard or containerboard produced or converted, (16) return on assets or equity or the growth on such returns, (17) cash flow or the growth in such cash flow, (18) the Company's total stockholder return or the growth in such return, (19) expenses or the reduction of such expenses, (20) sales or sales growth; (21) overhead ratios or changes in such ratios, (22) expense-to-sales ratios or the changes in such ratios, or (23) economic value added or changes in such value added. The performance goals for the participants will (as the Committee deems appropriate) be based on criteria related to Company-wide performance, division-specific or other business unit-specific performance (where the Committee can apply the business criteria on such basis), plant or facility-specific performance, department-specific performance, personal goal performance or any combination of the performance-based goals or criteria.

(c) Alternative Goals. A performance goal under this § 9.5 may be set in any manner determined by the Committee, including looking to achievement on an absolute or relative basis in relation to peer groups or indexes. Further, the Committee may express any goal in alternatives, or in a range of alternatives, as the Committee deems appropriate or helpful, such as including or excluding (1) any acquisitions or dispositions, restructurings, discontinued operations, items of an unusual nature or of infrequency of occurrence or non-recurring items, and other unusual or non-recurring charges, (2) any event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (3) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

§ 10.
NON-TRANSFERABILITY

No Option, Stock Grant, Stock Unit Grant, Stock Appreciation Right or Cash Bonus Incentive shall (absent the Committee's consent) be transferable by an Eligible Employee or an Eligible Director other than by will or by the laws of descent and distribution, and any Option or Stock Appreciation Right shall (absent the Committee's consent) be exercisable during an Eligible Employee's or Eligible Director's lifetime only by the Eligible Employee or Eligible Director. The person or persons to whom an Option, Stock Grant, Stock Unit Grant, Stock Appreciation Right or Cash Bonus Incentive is transferred by will or by the laws of descent and distribution (or with the Committee's consent) thereafter shall be treated as the Eligible Employee or Eligible Director.

§ 11.
SECURITIES REGISTRATION

As a condition to the receipt of shares of Stock under this Plan, the Eligible Employee or Eligible Director shall, if so requested by the Company, agree to hold such shares of Stock for investment and not with a view of resale or distribution to the public and, if so requested by the Company, shall deliver to the Company a written statement satisfactory to the Company to that effect. Furthermore, if so requested by the Company, the Eligible Employee or Eligible Director shall make a written representation to the Company that he or she will not sell or offer for sale any of such Stock unless a registration statement shall be in effect with respect to such Stock under the 1933 Act and any applicable state securities law or he or she shall have furnished to the Company an opinion in form and substance satisfactory to the Company of legal counsel satisfactory to the Company that such registration is not required. Certificates or other evidence of ownership representing the Stock transferred upon the exercise of an Option or Stock Appreciation Right or upon the lapse of the forfeiture conditions, if any, on any Stock Grant may at the discretion of the Company bear a legend to the effect that such Stock has not been registered under the 1933 Act or any applicable state securities law and that such Stock cannot be sold or offered for sale in the absence of an effective registration statement as to such Stock under the 1933 Act and any applicable state securities law or an opinion in form and substance satisfactory to the Company of legal counsel satisfactory to the Company that such registration is not required.

§ 12.
LIFE OF PLAN

No Option or Stock Appreciation Right shall be granted or Stock Grant, Stock Unit Grant or Cash Bonus Incentive made under this Plan on or after the earlier of:

(1) the tenth anniversary of the effective date of this Plan (as determined under § 4), in which event this Plan otherwise thereafter shall continue in effect until all outstanding Options, Stock Appreciation Rights and Cash Bonus Incentives have been exercised in full or no longer are exercisable and all Stock issued under any Stock Grants under this Plan have been forfeited or have become non-forfeitable, or

(2) the date on which all of the Stock reserved under § 3 has (as a result of the exercise of Options or Stock Appreciation Rights granted under this Plan or the satisfaction of the forfeiture conditions, if any, on Stock Grants) been issued or no longer is available for use under this Plan, in which event this Plan also shall terminate on such date.

§ 13.
ADJUSTMENT

13.1 Capital Structure. The grant caps described in § 3.4, the number, kind or class (or any combination thereof) of shares of Stock subject to outstanding Options and Stock Appreciation Rights granted under this Plan and the Option Price of such Options and the SAR Value of such Stock Appreciation Rights as well as the number, kind or class (or any combination thereof) of shares of Stock subject to outstanding Stock Grants and Stock Unit Grants made under this Plan shall be adjusted by the Committee in a reasonable and equitable manner to preserve immediately after

(a) any equity restructuring or change in the capitalization of the Company, including, but not limited to, spin offs, stock dividends, large non-reoccurring dividends, rights offerings or stock splits, or

(b) any other transaction described in § 424(a) of the Code which does not constitute a Change in Control of the Company

the aggregate intrinsic value of each such outstanding Option, Stock Appreciation Right, Stock Grant and Stock Unit Grant immediately before such restructuring or recapitalization or other transaction.

13.2 Available Shares. If any adjustment is made with respect to any outstanding Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant under § 13.1, then the Committee shall adjust the number, kind or class (or any combination thereof) of shares of Stock reserved under § 3.1 so that there is a sufficient number, kind and class of shares of Stock available for issuance pursuant to each such Option, Stock Appreciation Right, Stock Grant and Stock Unit Grant as adjusted under § 13.1 without seeking the approval of the Company's stockholders for such adjustment unless such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are traded. Furthermore, the Committee shall further adjust such number, kind or class (or any combination thereof) of shares of Stock reserved under § 3.1 in light of any of the events described in § 13.1(a) and § 13.1(b) to the extent the Committee acting in good faith determinates that a further adjustment would be appropriate and proper under the circumstances and in keeping with the purposes of this Plan without seeking the approval of the Company's stockholders for such adjustment unless such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are traded.

13.3 Transactions Described in § 424 of the Code. If there is a corporate transaction described in § 424(a) of the Code which does not constitute a Change in Control of the Company, the Committee as part of any such transaction shall have the right to make Stock Grants, Stock Unit Grants and Option and Stock Appreciation Right grants (without regard to any limitations set forth under 3.4 of this Plan) to effect the assumption of, or the substitution for, outstanding stock grants, stock unit grants and option and stock appreciation right grants previously made by any other corporation to the extent that such corporate transaction calls for such substitution or assumption of such outstanding stock grants, stock unit grants and stock option and stock appreciation right grants. Furthermore, if the Committee makes any such grants as part of any such transaction, the Committee shall have the right to increase the number of shares of Stock available for issuance under § 3.1 by the number of shares of Stock subject to such grants without seeking the approval of the Company's stockholders for such adjustment unless such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are traded.

13.4 Fractional Shares. If any adjustment under this § 13 would create a fractional share of Stock or a right to acquire a fractional share of Stock under any Option, Stock Appreciation Right or Stock Grant, such fractional share shall be disregarded and the number of shares of Stock reserved under this Plan and the number subject to any Options or Stock Appreciation Right grants and Stock Grants shall be the next lower number of shares of Stock, rounding all fractions downward. An adjustment made under this § 13 by the Committee shall be conclusive and binding on all affected persons.

§ 14.
CHANGE IN CONTROL

14.1 General Rules.

(a) <u>Continuation or Assumption</u>. If as a part of a Change in Control there is a continuation by the Company of, or an assumption by the Company's successor of, an outstanding Cash Bonus Incentive, Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant, then (subject to § 14.1(c) and § 14.2) each Eligible Employee's rights and each Eligible Director's rights with respect to each such then outstanding grant under this Plan which is so continued or assumed shall vest in accordance with any service-based vesting schedule set forth in the terms of such grant unless the Eligible Employee's employment or the Eligible Director's service is terminated other than for "cause" or he or she resigns for "good reason" before he or she has the opportunity to satisfy such service requirement, in which event his or her interest in such grant shall vest 100% at the time of such termination. The terms "cause" and "good reason" shall be defined in the related Cash Bonus Incentive Certificate, Option Certificate, Stock Appreciation Right Certificate or Stock Grant Certificate.

(b) <u>No Continuation or Assumption</u>. If as a part of a Change in Control there is no continuation or assumption of an outstanding Cash Bonus Incentive, Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant described in § 14.1(a), then (subject to § 14.1(c) and § 14.2) each Eligible Employee's rights and each Eligible Director's rights with respect to each such then outstanding grant under this Plan which is not so continued or assumed shall vest 100% on the Change Effective Date and automatically shall be cancelled in exchange for (1) the payment due under any such Cash Bonus Incentive if the grant cancelled is a Cash Bonus Incentive, (2) a payment equal to the excess, if any, of the value assigned to a share of Stock in connection with such Change in Control over the Option Price or SAR Value, as applicable, times the number of shares of Stock subject to such Option or Stock Appreciation Right if the grant cancelled is an Option or a Stock Appreciation Right, (3) a payment equal to the value assigned to a share of Stock in connection with such Change in Control times the number of shares of Stock subject to a Stock Grant if the grant cancelled is a Stock Grant and (4) the payment due under any Stock Unit Grant if the grant cancelled is a Stock Unit Grant.

(c) <u>Performance Conditions</u>. If vesting with respect to an outstanding Cash Bonus Incentive, Option, Stock Appreciation Right, Stock Grant or Stock Unit Grant is based in whole or in part on the satisfaction of a performance condition, or more than one performance condition, which has a "target" level of performance and there is a Change in Control, then such performance "target," or each such performance "target," shall be deemed to have been met at 100% of the "target" on the Change Effective Date unless the Committee determines that such "target" performance has already been exceeded (in which event the Committee shall determine the appropriate level of performance with respect to such grant) or the related performance measurement period has expired before the Change Effective Date.

14.2 <u>Exception to General Rules</u>. The general rules set forth in § 14.1 shall be applicable except to the extent that there are different, special rules applicable to an Eligible Employee or an Eligible Director which are set forth his or her Cash Bonus Incentive Certificate, Option Certificate, Stock Appreciation Right Certificate or Stock Grant Certificate or in an Eligible Employee's employment agreement.

§ 15.
<u>AMENDMENT OR TERMINATION</u>

This Plan may be amended by the Board from time to time to the extent that the Board deems necessary or appropriate; provided, however, (a) no amendment shall be made absent the approval of the stockholders of the Company to the extent such approval is required under applicable law or the rules of the stock exchange on which shares of Stock are listed and (b) no amendment shall be made to § 14 on or after the date of any Change in Control which might adversely affect any rights which otherwise would vest on the related Change Effective Date. The Board also may suspend granting Options or Stock Appreciation Rights or making Stock Grants, Stock Unit Grants or Cash Bonus Incentives under this Plan at any time and may terminate this Plan at any time; provided, however, the Board shall not have the right unilaterally to modify, amend or cancel any Option, Stock Appreciation Right granted or Stock Grant or Cash Bonus Incentive made before such suspension or termination unless (1) the Eligible Employee or Eligible Director consents in writing to such modification, amendment or cancellation or (2) there is a dissolution or liquidation of the Company or a transaction described in § 13.1 or § 14.

§ 16.
MISCELLANEOUS

16.1 Stockholder Rights. No Eligible Employee or Eligible Director shall have any rights as a stockholder of the Company as a result of the grant of an Option or a Stock Appreciation Right pending the actual delivery of the Stock subject to such Option or Stock Appreciation Right to such Eligible Employee or Eligible Director. An Eligible Employee's or an Eligible Director's rights as a stockholder in the shares of Stock which remain subject to forfeiture under § 9.2(b) shall be set forth in the related Stock Grant Certificate.

16.2 No Contract of Employment. The grant of an Option, a Stock Appreciation Right, a Stock Grant, Stock Unit Grant or Cash Bonus Incentive to an Eligible Employee or Eligible Director under this Plan shall not constitute a contract of employment or a right to continue to serve on the Board and shall not confer on an Eligible Employee or Eligible Director any rights upon his or her termination of employment or service in addition to those rights, if any, expressly set forth in this Plan or the related Option Certificate, Stock Appreciation Right Certificate, Stock Grant Certificate or Cash Bonus Incentive Certificate.

16.3 Withholding. Each Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant and Cash Bonus Incentive shall be made subject to the condition that the Eligible Employee or Eligible Director consents to whatever action the Committee directs to satisfy the applicable statutory federal and state tax withholding requirements, if any, including up to the maximum permissible statutory tax rate which the Company determines are applicable to the exercise of such Option, Stock Appreciation Right or Cash Bonus Incentive or to the satisfaction of any forfeiture conditions with respect to Stock subject to a Stock Grant or Stock Unit Grant issued in the name of the Eligible Employee or Eligible Director. No withholding shall be effected under this Plan which exceeds the maximum statutory federal and state withholding requirements.

16.4 Compensation Recoupment Policy. All outstanding awards and all payments made under the Plan shall be subject to any compensation recoupment or "clawback" policy of the Company providing for the recovery of compensation upon a material accounting restatement, as such policy is in effect from time to time. By accepting the grant of any award hereunder, each Eligible Employee shall be deemed to agree to be bound by such policy.

16.5 Construction. All references to sections (§) are to sections (§) of this Plan unless otherwise indicated. This Plan shall be construed under the laws of the State of Delaware. Each term set forth in § 2 shall, unless otherwise stated, have the meaning set forth opposite such term for purposes of this Plan and, for purposes of such definitions, the singular shall include the plural and the plural shall include the singular. All references to applicable laws shall be deemed to include any amendments to such laws and any successor provisions to such laws. Finally, if there is any conflict between the terms of this Plan and the terms of any Option Certificate, Stock Appreciation Right Certificate, Stock Grant Certificate or Cash Bonus Incentive Certificate, the terms of this Plan shall control.

16.6 Other Conditions. Each Option Certificate, Stock Appreciation Right Certificate or Stock Grant Certificate may require that an Eligible Employee or an Eligible Director (as a condition to the exercise of an Option or a Stock Appreciation Right or the issuance of Stock subject to a Stock Grant) enter into any agreement or make such representations prepared by the Company, including (without limitation) any agreement which restricts the transfer of Stock acquired pursuant to the exercise of an Option or a Stock Appreciation Right or a Stock Grant or provides for the repurchase of such Stock by the Company.

16.7 Rule 16b-3. The Committee shall have the right to amend any Option, Stock Grant, Stock Appreciation Right or Cash Bonus Incentive to withhold or otherwise restrict the transfer of any Stock or cash under this Plan to an Eligible Employee or Eligible Director as the Committee deems appropriate in order to satisfy any condition or requirement under Rule 16b-3 to the extent Rule 16 of the 1934 Act might be applicable to such grant or transfer.

16.8 Section 409A. To the extent that any award granted or payment due under the Plan is considered "deferred compensation" subject to § 409A of the Code, the terms of the Plan and the terms of the applicable award agreement or certificate shall be interpreted and administered in a manner so that an Eligible Director or Eligible Employee who receives such an award shall not become subject to taxation under § 409A of the Code.

16.9 <u>Coordination with Employment Agreements and Other Agreements</u>. If the Company enters into an employment agreement or other agreement with an Eligible Employee or Eligible Director which expressly provides for the acceleration in vesting of an outstanding Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant or Cash Bonus Incentive or for the extension of the deadline to exercise any rights under an outstanding Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant or Cash Bonus Incentive, any such acceleration or extension shall be deemed effected pursuant to, and in accordance with, the terms of such outstanding Option, Stock Appreciation Right, Stock Grant, Stock Unit Grant or Cash Bonus Incentive and this Plan even if such employment agreement or other agreement is first effective after the date the outstanding Option, Stock Appreciation Right or Cash Bonus Incentive was granted or the Stock Grant, Stock Unit Grant or Cash Bonus Incentive was made.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Plan to evidence its adoption of this Plan.

WESTROCK COMPANY

By: _____

Date: _____

WestRock

www.westrock.com